Exhibit 2.1

Execution Version

BUSINESS COMBINATION AGREEMENT

by and between

AON PLC

and

WILLIS TOWERS WATSON PUBLIC LIMITED COMPANY

dated as of

March 9, 2020

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (hereinafter referred to as this “Agreement”), dated March 9, 2020, is by and between Aon plc, a company incorporated under the laws of England and Wales, with registered company number 07876075 (“Aon UK”) and Willis Towers Watson Public Limited Company, an Irish public limited company (“WTW”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 10.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Aon UK and WTW are referred to collectively herein as the “Parties”, and Aon UK, on the one hand, and WTW, on the other hand, are each sometimes referred to herein as a “Party”.

RECITALS

WHEREAS, each of WTW and Aon UK desire to effect a strategic combination of their businesses, it being the intent of each of WTW and Aon UK to create a leading, next-generation global professional services firm that is uniquely positioned to redefine client value creation and drive innovation in future risk, retirement and health solutions, three of the largest categories in an increasingly volatile global economy;

WHEREAS, the Parties wish to effect such strategic combination through a proposed scheme of arrangement under Chapter 1 of Part 9 of the Act to effect the Acquisition pursuant to this Agreement, on such terms and in such form as is consistent with the terms agreed to by the Parties as set out in the Rule 2.5 Announcement, including any revision thereof as may be agreed between the Parties in writing, and, if required, by the High Court (the “Scheme”) although, this may, subject to the consent (where required) of the Panel, be switched to a Takeover Offer in accordance with the terms set out in this Agreement;

WHEREAS, the board of directors of WTW (the “WTW Board of Directors”) has unanimously determined that this Agreement and the transactions contemplated hereby, including the Acquisition, including the Scheme and the Post-Completion Merger if the Two-Step Certification is provided (together, the “Transactions”) are fair and reasonable to WTW and its stockholders;

WHEREAS, the WTW Board of Directors has unanimously adopted resolutions approving the Scheme, the execution of this Agreement and the consummation of the Transactions and declaring them fair and reasonable and recommending that the WTW Shareholders vote in favor of the Resolutions at the Court Meeting and at the WTW EGM (the “WTW Board Recommendation”);

WHEREAS, the Aon UK board of directors (“Aon UK Board of Directors”) has unanimously adopted resolutions approving the Acquisition and the execution of this Agreement and, upon the completion of the Aon CSA and the Required Assignment, the Aon Board of Directors will direct that the issuance of Aon Shares in connection with the Acquisition be submitted for consideration at the Aon EGM and has resolved and will resolve to recommend that the holders of Aon Shares (the “Aon Shareholders”) vote to approve such issuance (the “Aon Board Recommendation”);

WHEREAS, Aon Limited, a company incorporated in Ireland (“Aon Ireland”), is presently a wholly owned subsidiary of Aon UK;

WHEREAS, pursuant to the proxy statement filed by Aon UK with the SEC on December 20, 2019, after Aon Ireland converts to a public limited company in Ireland, Aon UK will become a wholly-owned subsidiary of Aon Ireland, and Aon Ireland will become the publicly traded parent company of Aon UK, by means of a Cancellation Scheme of Arrangement under Part 26 of the UK Companies Act 2006 (the “Aon CSA”);

WHEREAS, concurrently with or immediately following the Aon CSA, Aon UK will assign to Aon Ireland, and Aon UK shall cause Aon Ireland to assume from Aon UK, all of Aon UK’s rights and obligations under this Agreement and the Expenses Reimbursement Agreement (the “Required Assignment”), which assignment is subject to Section 10.13 (and for the avoidance of doubt, WTW hereby consents to such assignment);

WHEREAS the Parties hereto intend that for U.S. federal income tax purposes, the Scheme and the receipt of the Scheme Consideration in exchange for the WTW Shares (and, if the Two-Step Certification is provided, together with the Post-Completion Merger) qualifies as a reorganization within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to be, and hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations sections 1.368-2(g) and 1.368-3; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition and also prescribe various conditions to the Acquisition.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.

AON CSA/THE SCHEME

Section 1.1 Aon CSA Transaction and Required Assignment. Aon UK shall, and shall cause its Affiliates (including Aon Ireland) to, use reasonable best efforts to complete the Aon CSA as promptly as reasonably practicable following the date of this Agreement; provided, that, in no event shall the Aon CSA be required to be completed prior to March 31, 2020. Concurrently with or immediately following the completion of the Aon CSA, Aon UK shall, and shall cause Aon Ireland to, complete the Required Assignment. All references herein to “Aon” shall, subject to the last sentence of the first paragraph of Article VI, be deemed to be (a) from and after the date of this Agreement until the consummation of the Required Assignment, references to “Aon UK” and (b) from and after the consummation of the Required Assignment, references to “Aon Ireland”. Following the consummation of the Required Assignment, Aon Ireland shall have all the rights of “Aon”, and shall be obligated to and shall pay, perform, and discharge all obligations of Aon, under this Agreement and the Expenses Reimbursement Agreement.

Section 1.2 Rule 2.5 Announcement.

(a) Each Party confirms that its respective board of directors has approved the contents and release of the Rule 2.5 Announcement.

(b) Following the execution of this Agreement, Aon UK and WTW shall jointly, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a Regulatory Information Service by no later than 11:59 a.m., New York City time, on the date of this Agreement, or such later time as may be agreed between the Parties in writing.

(c) The obligations of Aon and WTW under this Agreement, other than the obligations under Section 1.1, shall be conditional on the release of the Rule 2.5 Announcement to a Regulatory Information Service.

(d) WTW confirms that, as of the date hereof, the WTW Board of Directors considers that the terms of the Acquisition as contemplated by this Agreement are fair and reasonable and that the WTW Board of Directors has unanimously resolved to recommend to the holders of WTW Shares (the “WTW Shareholders”) that they vote in favor of the Resolutions. The recommendation of the WTW Board of Directors that WTW Shareholders vote in favor of the Resolutions is set out in the Rule 2.5 Announcement and, subject to Section 7.3, shall be incorporated, together with the related opinion of the financial adviser to the WTW Board of Directors, in the Scheme Document, the Joint Proxy Statement and, to the extent required by applicable Law, any other document sent to WTW Shareholders in connection with the Acquisition.

(e) The Conditions are hereby incorporated in and shall constitute a part of this Agreement.

Section 1.3 The Scheme. Subject to Section 3.6:

(a) WTW agrees that it will propose the Scheme to WTW Shareholders in the manner set out in Article II as soon as reasonably practicable and, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where permissible under the provisions of the Rule 2.5 Announcement and/or the Scheme Document) of the Conditions (with the exception of any Conditions that by their nature are to be satisfied on the Sanction Date (as defined in Appendix 3 of the Rule 2.5 Announcement), but subject to the satisfaction or waiver (where permissible under the provisions of the Rule 2.5 Announcement and/or the Scheme Document) of such Conditions), will, in the manner set out in Article II, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Acquisition;

(b) Aon agrees that it will participate in the Scheme to the extent reasonably requested by WTW and agrees to be bound by its terms, as proposed by WTW to WTW Shareholders, and that it shall, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where permissible under the provisions of the Rule 2.5 Announcement and/or the Scheme Document) of the Conditions, effect the Acquisition through the Scheme on the terms set out in this Agreement and the Scheme; and

(c) each of the Parties agrees that it will perform all of the obligations required of it in respect of the Acquisition on the terms set out in this Agreement and/or the Scheme Document, and each will, subject to the terms and conditions of this Agreement, including Section 8.2, use its reasonable best efforts to take such other steps as are within its power and are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to this Agreement in connection with Completion and, in particular, Aon shall ensure that it has all necessary authority to issue Aon Shares in order to satisfy delivery (and payment) of the Scheme Consideration.

Section 1.4 WTW Equity Award Holder Proposal.

(a) Subject to the posting of the Scheme Document to WTW Shareholders in accordance with Section 3.1, the Parties agree that the WTW Equity Award Holder Proposal will be made to WTW Equity Award Holders in respect of their respective holdings of WTW Options and/or WTW Share Awards in a manner compliant with Rule 15 of the Takeover Rules and the terms of WTW Equity Plans.

(b) The WTW Equity Award Holder Proposal shall be despatched as a joint letter from WTW and Aon UK (and/or Aon Ireland as requested by WTW if such letter is despatched following the Aon CSA and Required Assignment), and the Parties shall reasonably agree to the final form of the letter to be issued in respect of the WTW Equity Award Holder Proposal and all other documentation necessary to effect the WTW Equity Award Holder Proposal.

(c) Except as required by applicable Law, the High Court and/or the Panel, no Party shall amend the WTW Equity Award Holder Proposal after its despatch without the consent of each other Party (such consent not to be unreasonably withheld, conditioned or delayed).

ARTICLE II.

COMPLETION

Section 2.1 Completion.

(a) The completion of the Acquisition (the “Completion”) shall take place at 9:00 a.m., New York City time as promptly as reasonably practicable following, but not later than the third business day (or such shorter period of time as remains before 5:00 p.m., New York City time, on the Outside Date) after, the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (“Completion Date”) (other than those Conditions that by their nature are to be satisfied at Completion Date, but subject to the satisfaction or waiver of such Conditions at Completion Date) with the exception of Condition 2(iv) (but subject (where applicable) to the satisfaction or waiver (where applicable) of such Condition) or at such other date and/or time as may be mutually agreed to by Aon and WTW in writing, it being agreed that, only if reasonably practicable, Completion shall take place on the date that Condition 2(iii) is satisfied. Completion shall take place at the offices of Latham & Watkins LLP, 885 3rd Ave, New York, New York 10022, or at such other place as may be mutually agreed to by Aon and WTW in writing.

(b) On or prior to Completion:

(i) WTW shall cause a meeting of the WTW Board of Directors (or a duly authorized committee thereof) to be held at which resolutions are passed (conditional on delivery of the Court Order to the Registrar of Companies occurring and effective as of the Effective Time) approving:

(A)	the transfer to Aon in accordance with the Scheme of the outstanding shares of WTW provided for in the Scheme;

(B)	the removal of the directors of WTW as Aon shall determine; and

(C)	the appointment of such persons as Aon may nominate as the directors of WTW.

(c) On or substantially concurrently with Completion and subject to and in accordance with the terms and conditions of the Scheme:

(i) Aon shall issue and deliver or cause to be delivered 1.08 (the “Exchange Ratio”) Aon Shares (the “Scheme Consideration”) to the applicable WTW Shareholder (and/or their nominees) for each outstanding WTW Share held by such WTW Shareholder, which Scheme Consideration shall be duly authorized, validly issued, fully paid, and non-assessable and free of Liens (other than any restrictions imposed by applicable Law) and pre-emptive rights; provided, however, that any fractions of Aon Shares (“Fractional Entitlements”) that are due to any WTW Shareholders shall be issued to a nominee on behalf of such holders and aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro rata to such WTW Shareholders in accordance with the Fractional Entitlements to which they are entitled;

(ii) WTW shall deliver to Aon Ireland:

(A)	a certified copy of the resolutions referred to in Section 2.1(b)(i); and

(B)	share certificates in respect of the aggregate number of shares in the capital of WTW to be transferred to Aon in accordance with the Scheme;

(iii) WTW shall cause an office copy of the Court Order to be filed with the Companies Registration Office and obtain from the Registrar of Companies a receipt in respect of such Court Order, each of which (in the case of such Court Order and receipt) shall be provided by WTW to Aon immediately following WTW’s receipt thereof.

(d) Exchange of WTW Shares.

(i) Exchange Agent. At or immediately prior to Completion, Aon shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the WTW Shareholders, (A) certificates or, at Aon’s option, evidence of shares in book-entry form representing the aggregate Scheme Consideration and (B) cash in an amount equal to the aggregate amount of cash in lieu of Fractional Entitlements due to the WTW Shareholders. All shares and cash deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “WTW Exchange Fund”.

(ii) Exchange Procedures. As promptly as reasonably practicable after the Effective Time, and in any event within three business days after the Effective Time, Aon shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented WTW Shares and each holder of record of non-certificated WTW Shares represented by book-entry shares that is entitled to receive the Scheme Consideration pursuant to Section 2.1(c)(i) a letter of transmittal and instructions for use in receiving payment of the Scheme Consideration. Each holder of record of such WTW Shares shall be entitled to receive promptly following the Effective Time: (a) the amount of any cash payable in lieu of any Fractional Entitlements that such holder has the right to receive pursuant to Section 2.1(c)(i) and (b) that number of Aon Shares into which such holder’s WTW Shares were converted pursuant to Section 2.1(c)(i). No interest shall be paid or shall accrue for the benefit of holders of the WTW Shares on the Scheme Consideration payable in respect of the WTW Shares.

(iii) Termination of WTW Exchange Fund. Any portion of the WTW Exchange Fund which has not been transferred to the holders of WTW Shares within twelve months of the Completion Date shall be delivered to Aon or its designee(s) promptly upon demand by Aon, it being understood that no such delivery shall affect any legal right that a WTW Shareholder may have to receive the Scheme Consideration.

(iv) No Liability. None of Aon, WTW or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any Scheme Consideration (or dividends or distributions with respect thereto) from the WTW Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(v) Adjustments to Scheme Consideration. If at any time during the period between the date of this Agreement and the earlier of (i) the Effective Time and (ii) the valid termination of this Agreement pursuant to and in accordance with Article IX, the outstanding WTW Shares or Aon Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, consolidation, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any bonus issue of shares shall be implemented or any similar event shall have occurred, the Scheme Consideration and any payments to be made under Article IV and any other number or amount contained in this Agreement which is based upon the price or number of WTW Shares or Aon Shares, as the case may be, shall be correspondingly adjusted to provide the holders of WTW Shares and Aon Shares the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(d)(v) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(vi) Withholding. Notwithstanding anything herein to the contrary, Aon, WTW, the Exchange Agent and their respective Affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of a WTW Share subject to the Scheme such amounts as Aon, WTW, the Exchange Agent or such Affiliate is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld and timely paid over to the appropriate Tax Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

ARTICLE III.

IMPLEMENTATION OF THE SCHEME

Section 3.1 Responsibilities of WTW in Respect of the Scheme. WTW shall, unless this Agreement has been validly terminated pursuant to and in accordance with Section 9.1:

(a) (i) be responsible for the preparation of the Scheme Document and all other documentation necessary to effect the Scheme and to convene the WTW EGM and Court Meeting, (ii) provide Aon with drafts of the Scheme Document and afford Aon and its Representatives reasonable opportunity to review and comment on the Scheme Document and such other documents and shall consider such comments in good faith and (iii) subject to the foregoing clauses (i) and (ii), as promptly as reasonably practicable after the date hereof, cause the Scheme Document to be filed with the Panel (in accordance with Rule 41.1(b) of the Takeover Rules);

(b) for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) and provide Aon and its Representatives with the opportunity to attend any meetings with such barrister to discuss matters pertaining to the Scheme, and any issues arising in connection with it (except to the extent the barrister is to advise on a WTW Competing Proposal or a WTW Intervening Event or on matters relating to the fiduciary duties of the WTW Board of Directors or their responsibilities under the Takeover Rules);

(c) as promptly as reasonably practicable, notify Aon upon the receipt of any comments from the Panel on, or any request from the Panel for amendments or supplements to, the Scheme Document, the WTW Equity Award Holder Proposal or the related forms of proxy and provide Aon with copies of all material written correspondence between WTW and its Representatives and the Panel relating to such documents;

(d) use its reasonable best efforts to respond to and resolve all Panel comments with respect to the Scheme Document as promptly as practicable after receipt thereof;

(e) as promptly as reasonably practicable, notify Aon of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document with the Panel, as applicable, or implementation of the Scheme as the case may be;

(f) prior to filing or the despatch of any amendment or supplement to the Scheme Document requested by the Panel, or responding in writing to any comments of the Panel with respect thereto, WTW shall provide Aon and its Representatives with a reasonable opportunity to review and comment on such document or response and consider in good faith such comments;

(g) to the extent that clearance of the Scheme Document by the Panel might require that waivers and/or derogations in respect of the Takeover Rules be sought and obtained from the Panel, make a submission for (and use reasonable best efforts to have approved) such waiver or derogation as promptly as reasonably practicable after having provided Aon and its Representatives with a reasonable opportunity to review and comment on such submission and considering in good faith such comments;

(h) provide Aon with drafts of any and all pleadings, affidavits, petitions and other filings prepared by WTW for submission to the High Court in connection with the Scheme prior to their filing, and afford Aon and its Representatives reasonable opportunities to review and comment on all such documents and consider in good faith such comments;

(i) as promptly as reasonably practicable (taking into account any requirements of the Panel with respect to the Scheme Document, that must be satisfied prior to the release of the Scheme Document), make all necessary applications to the High Court in connection with the implementation of the Scheme, including issuing appropriate proceedings requesting the High Court to give directions under Section 450(5) of the Act as to what are the appropriate meetings to be held and to order that the Court Meeting be convened as promptly as is reasonably practicable following the Rule 2.5 Announcement, and to use its reasonable best efforts to ensure that the hearing of such proceedings occurs as promptly as is reasonably practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meeting and thereafter comply with such directions;

(j) procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the related forms of proxy for the use at the Court Meeting and the WTW EGM (the form of which shall be agreed between the Parties, acting reasonably) (i) to WTW Shareholders on the register of members of WTW on the record date as agreed with the High Court, as promptly as reasonably practicable after securing approval of the High Court to despatch such documents, and (ii) to the holders of the WTW Options and the WTW Share Awards as of such date, for information only, as promptly as reasonably practicable after securing approval of the High Court to despatch such documents, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties, acting reasonably) as the High Court and/or the Panel may approve or direct from time to time;

(k) unless the WTW Board of Directors has effected a WTW Change of Recommendation pursuant to and in accordance with Section 7.3, and subject to the obligations of the WTW Board of Directors under the Takeover Rules, procure that the Scheme Document include the WTW Board Recommendation;

(l) include in the Scheme Document a notice convening the WTW EGM to be held immediately following the Court Meeting to consider and, if thought fit, approve the WTW EGM Resolutions;

(m) prior to the Court Meeting, keep Aon reasonably informed on a reasonably current basis (in each case to the extent WTW reasonably has access to such information) of the number of proxy votes received in respect of resolutions to be proposed at the Court Meeting and/or the WTW EGM, and in any event provide such number promptly upon the request of Aon or its Representatives and, unless the WTW Board of Directors has effected a WTW Change of Recommendation pursuant to and in accordance with Section 7.3, use reasonable best efforts to solicit proxies as may be necessary to pass the Resolutions at the Court Meeting and/or the WTW EGM;

(n) notwithstanding any WTW Change of Recommendation, hold the Court Meeting and the WTW EGM on the date set out in the Scheme Document, or such later date as may be agreed in writing by the Parties (such agreements not to be unreasonably withheld, conditioned or delayed), and in such a manner as shall be approved, if necessary by the High Court and/or the Panel, and propose the Resolutions without any amendments, unless such amendments have been agreed to in writing by Aon, such agreement not to be unreasonably withheld, conditioned or delayed;

(o) subject to the terms of this Agreement, use reasonable best efforts to afford all such cooperation and assistance as may reasonably be requested of it by Aon in respect of the preparation and verification of any document or in connection with any all consents, clearances, approvals, permissions, license, variance, exemption, authorization, acknowledgement, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Governmental Entity or other third party in connection with the implementation of the Scheme and/or the Acquisition or confirmation required for the implementation of the Scheme, including the provision to Aon in a timely manner of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as Aon may reasonably request;

(p) assume responsibility for the information relating to it or any of its Subsidiaries contained in the Scheme Document or any other document sent to WTW Shareholders or filed with the High Court or in any announcement, in each case unless provided for inclusion by or on behalf of Aon;

(q) review and provide comments (if any) in a reasonably timely manner on all documentation submitted to it by Aon;

(r) following the Court Meeting and WTW EGM, assuming the Resolutions are duly passed (including by the requisite majorities required under Section 453 of the Act in the case of the Court Meeting) and all other Conditions are satisfied or, in the sole discretion of the applicable Party, waived (where permissible under the terms of the Rule 2.5 Announcement and/or the Scheme Document) (with the exception of Conditions 2(iii) and 2(iv) and any other Conditions that are by their nature to be satisfied on the Sanction Date (as defined in the Rule 2.5 Announcement), but subject to the satisfaction or waiver (where permissible under the provisions of the Rule 2.5 Announcement and/or the Scheme Document) of such Conditions), take all necessary steps on the part of WTW to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the High Court to the Scheme as soon as possible thereafter;

(s) give such undertakings as are required by the High Court in connection with the Scheme as are reasonably necessary to implement the Scheme; and

(t) keep Aon reasonably informed as to the performance of the obligations and responsibilities required of WTW pursuant to the Scheme, including by providing Aon with copies of any and all claims, pleadings, affidavits, petitions or other documents received by WTW from or on behalf of a WTW Shareholder claiming consideration in addition to or in lieu of Aon Shares to be issued pursuant to the Scheme and cooperate fully in denying any and all such requests or demands.

Section 3.2 Responsibilities of Aon in Respect of the Scheme. Aon shall, unless this Agreement has been validly terminated pursuant to Section 9.1:

(a) either (i) instruct counsel to appear on its behalf at the Court Hearing and undertake to the High Court to be bound by the terms of the Scheme (including the issuance of the Scheme Consideration pursuant thereto) insofar as it relates to Aon, or (ii) provide a written undertaking to the High Court to be bound by the terms of the Scheme (including the issuance of the Scheme Consideration pursuant thereto) insofar as it relates to Aon;

(b) if, and to the extent that, it or any of its Concert Parties owns or is interested in WTW Shares, exercise all of its rights and, insofar as lies within its powers, procure that each of its Concert Parties shall exercise all of their respective rights, in respect of such WTW Shares so as to implement, and otherwise support the implementation of, the Scheme, including by voting (and, in respect of interests in WTW held via contracts for difference or other derivative instruments, insofar as lies within its powers, procuring that instructions are given to the holder of the underlying WTW Shares to vote) in favor of the Resolutions or, if required by Law, the High Court or the Takeover Rules, refraining from voting, at any Court Meeting and/or WTW EGM as the case may be;

(c) keep WTW reasonably informed as to the performance of the obligations and responsibilities required of Aon pursuant to the Scheme;

(d) subject to the terms of this Agreement (including Section 8.2 hereof) and the Scheme, use reasonable best efforts to afford all such cooperation and assistance as may reasonably be requested of it by WTW in respect of the preparation and verification of any document or in connection with any all consents, clearances, approvals, permissions, license, variance, exemption, authorization, acknowledgement, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Governmental Entity or other third party in connection with the implementation of the Scheme and/or the Acquisition or confirmation required for the implementation of the Scheme, including the provision to WTW in a timely manner of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors or employees as WTW may reasonably request (including for the purposes of preparing the Scheme Document);

(e) assume responsibility for the information relating to it or any of its Subsidiaries contained in the Scheme Document or any other document sent to WTW Shareholders or filed with the High Court or in any announcement, in each case unless provided for inclusion by or on behalf of WTW;

(f) review and provide comments (if any) in a reasonably timely manner on all documentation submitted to it by WTW;

(g) to the extent that clearance of the Scheme Document by the Panel might require that waivers and/or derogations in respect of the Takeover Rules be sought and obtained from the Panel, make a submission for (and use reasonable best efforts to have approved) such waiver or derogation as promptly as reasonably practicable after having provided WTW with a reasonable opportunity to review and comment on such submission and considering in good faith such comments;

(h) provide WTW with drafts of any and all pleadings, affidavits, petitions and other filings prepared by Aon for submission to the High Court in connection with the Scheme prior to their filing, and afford WTW and its Representatives reasonable opportunities to review and comment on all such documents and consider in good faith such comments;

(i) give such undertakings as are required by the High Court in connection with the Scheme as are reasonably necessary to implement the Scheme; and

(j) as promptly as reasonably practicable, notify WTW of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document with the Panel, as applicable, or implementation of the Scheme, as the case may be.

Section 3.3 Mutual Responsibilities of the Parties. If any of the Parties becomes aware of any information that, pursuant to the Takeover Rules, the Act, the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Scheme Document or the Joint Proxy Statement, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in submitting or filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if required, in mailing such amendment or supplement to the WTW Shareholders and, for information only, if required, to the holders of the WTW Options or WTW Share Awards.

Section 3.4 Dealings with the Panel.

(a) Each of the Parties will (i) give the other reasonable prior notice of any proposed meeting or material substantive discussion or correspondence between it or its Representatives with the Panel, or any amendment to be proposed to the Scheme in connection therewith, and, except to the extent any such correspondence relates to a WTW Competing Proposal or a WTW Intervening Event or an Aon Competing Proposal or an Aon Intervening Event, afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and consider in good faith such comments and suggestions, and (ii) except to the extent any such meeting, discussion, correspondence or submission relates to a WTW Competing Proposal or WTW Intervening Event or the valid termination of this Agreement pursuant to and in accordance with Section 9.1, keep the other reasonably informed of all such meetings, discussions or correspondence that it or its Representative(s) have with the Panel and not participate in any meeting or discussion with the Panel concerning this Agreement or the Transactions unless it consults with the other Party in advance, and, unless prohibited by the Panel, gives such other Party the opportunity to attend and provide copies of all written submissions it makes to the Panel and copies (or, where verbal, a verbal or written summary of the substance) of the Panel responses thereto provided, however, that any correspondence or other information required to be provided under this Section 3.4 may be redacted:

(i) to remove references concerning the valuation of the businesses of WTW or Aon;

(ii) to prevent the exchange of confidential information as required by applicable Law (provided that the redacting Party shall use its reasonable best efforts to cause such information to be provided in a manner that would not result in such confidentiality concerns); and

(iii) as necessary to address reasonable privilege concerns (provided that the redacting Party shall use its reasonable best efforts to cause such information to be provided in a manner that would not result in such privilege concerns).

(b) WTW undertakes, if so reasonably requested by Aon to, as promptly as practicable, provide its written consent to Aon and to the Panel in respect of any application made by Aon to the Panel for a derogation from the disclosure requirements of Rule 24.3 of the Takeover Rules, seeking consent to the aggregation of dealings for purposes of disclosure in the Scheme Document and seeking consent to the aggregation of changes in information announced pursuant to Rule 2.10 of the Takeover Rules.

(c) Aon undertakes, if so requested by WTW to, as promptly as practicable, provide its written consent to WTW and to the Panel in respect of any application made by WTW to the Panel to permit entering into and effecting the retention, bonus and/or benefit arrangements contemplated by Section 7.1(ii)(c) of the WTW Disclosure Letter and to take such further action reasonably requested by WTW to effectuate and implement the same.

(d) Aon and WTW undertake, if so requested by the other Party to, as promptly as reasonably practicable, issue its written consent to the other Party and to the Panel in respect of any application reasonably requesting any derogation, permission or consent from the Panel in connection with the implementation of the Scheme.

(e) Notwithstanding the foregoing provisions of this Section 3.4, neither WTW nor Aon shall be required to take any action pursuant to the foregoing provisions (a) through (d) if such action is prohibited by the Panel (unless the Panel decision is successfully appealed by either WTW or Aon).

(f) Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

Section 3.5 No Scheme Amendment by WTW. Except as required by applicable Law, the High Court and/or the Panel, WTW shall not take any of the following actions after despatch of the Scheme Document, in each case, without the prior written consent of Aon:

(a) amend the Scheme;

(b) adjourn or postpone (or propose an adjournment or postponement of) the Court Meeting or the WTW EGM; provided, however, that WTW may, without the consent of, but after consultation with, Aon, and shall, at Aon’s request, adjourn or postpone (or propose to adjourn or postpone) the Court Meeting or WTW EGM if (i) such adjournment is necessary in order to comply with the WTW Governing Documents or applicable Law, (ii) reasonably necessary to ensure that any required supplement or amendment to the Scheme Document or Joint Proxy Statement is provided to the WTW Shareholders or to permit dissemination of information which is material to the WTW Shareholders voting at the Court Meeting or the WTW EGM (but only for so long as the WTW Board of Directors determines in good faith, after having consulted with outside counsel, as is reasonably necessary or advisable to give the WTW Shareholders sufficient time to evaluate any such disclosure or information), or (iii) as of the time the Court Meeting or WTW EGM is scheduled (as set forth in the Scheme Document and Joint Proxy Statement), there are insufficient WTW Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Court Meeting or the WTW EGM (but only until a meeting can be held at which there are a sufficient number of WTW Shares represented to constitute a quorum) or (B) voting for the approval of the Court Meeting Resolution or the WTW EGM Resolutions, as applicable (but only until a meeting can be held at which there are a sufficient number of votes of WTW Shareholders to approve the Court Meeting Resolutions or the WTW EGM Resolutions, as applicable); provided, further, that, notwithstanding the foregoing, other than any adjournments or postponements required by applicable Law, no such adjournment or postponement pursuant to clause (iii) shall, without the prior written consent of Aon (such consent not to be unreasonably withheld, conditioned or delayed), be for a period exceeding 30 days and WTW may not adjourn or postpone the Court Meeting or the WTW EGM pursuant to clause (iii) more than two times; or

(c) amend the Resolutions (in each case, in the form set out in the Scheme Document) after despatch of the Scheme Document without the consent of Aon (such consent not to be unreasonably withheld, conditioned or delayed).

Section 3.6 Switching to a Takeover Offer.

(a) Subject to the terms of this Section 3.6, in the event that Aon reasonably determines that a competitive situation (as that term is defined in the Takeover Rules) exists or, based on facts known at the time, may reasonably be expected to arise in connection with the Acquisition, Aon may elect (subject to receiving the Panel’s consent, if required) to implement the Acquisition by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted.

(b) If Aon elects to implement the Acquisition by way of the Takeover Offer, WTW undertakes to provide Aon and its Representatives as promptly as reasonably practicable with all such information about WTW or any WTW Subsidiary (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document (and any prospectus in connection with the Scheme Consideration) and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation of the Takeover Offer Document, including reasonable access to, and ensuring the provision of reasonable assistance by, its management and Representatives.

(c) If Aon elects to implement the Acquisition by way of a Takeover Offer, WTW agrees:

(i) that the Takeover Offer Document will contain provisions consistent with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between Aon and the Panel; provided, however, that the terms and conditions of the Takeover Offer shall be at least as favorable to the WTW Shareholders and the holders of WTW Options and WTW Share Awards as those which would apply in relation to the Scheme (except for the 80% acceptance condition contemplated by paragraph 9 of Appendix 3 to the Rule 2.5 Announcement);

(ii) to reasonably co-operate and consult with Aon in the preparation of the Takeover Offer Document or any other document or filing (including any necessary prospectus in respect of the Scheme Consideration) which is required for the purposes of implementing the Acquisition; and

(iii) that, subject to the obligations of the WTW Board of Directors under the Takeover Rules, and unless the WTW Board of Directors has made a WTW Change of Recommendation pursuant to and in accordance with Section 7.3, the Takeover Offer shall incorporate a recommendation to the WTW Shareholders from the WTW Board of Directors to accept the Takeover Offer and such recommendation shall not subsequently be withdrawn, adversely modified or qualified except as contemplated by Section 7.3.

(d) If Aon elects to implement the Acquisition by way of the Takeover Offer in accordance with Section 3.6(a), the Parties mutually agree:

(i) to prepare and file with, or submit to, the SEC, the Panel and the High Court, all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Takeover Rules, the Securities Act, the Exchange Act, or otherwise by applicable Law in connection with the Takeover Offer and to make any applications or initiate any appearances as may be required by or desirable to the High Court for the purpose of discontinuing, cancelling or terminating the High Court proceedings initiated in connection with the Scheme and, unless the WTW Board of Directors has made a WTW Change of Recommendation, each Party shall have reasonable opportunities to review and make comments on all such documents, amendments and supplements and, following good faith consideration of such comments by the other Party and approval of such documents, amendments and supplements by the other Party, which approval shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC, the Panel and the High Court (as applicable);

(ii) to provide the other Party with any comments received from the SEC, the Panel or the High Court on any documents filed by it with the SEC, the Panel or the High Court promptly after receipt thereof, other than with respect to any such documents to the extent related to a WTW Competing Proposal; and

(iii) to provide the other Party with reasonable prior notice of any proposed material oral communication with the SEC, the Panel or the High Court and, except to the extent prohibited by the SEC, the Panel or the High Court, afford the other Party reasonable opportunity to participate therein, other than with respect to any such communication to the extent related to a WTW Competing Proposal.

(e) If the Takeover Offer is consummated, Aon shall (or shall cause its designees to) effect as promptly as reasonably practicable, following it becoming entitled under the Act to do so, a compulsory acquisition of any WTW Shares under section 457 of the Act not acquired in the Takeover Offer for the same consideration per share as provided for in the Takeover Offer.

(f) For clarity and except as may be required by the Takeover Rules (and without limiting any other provision of this Agreement), nothing in this Section 3.6 shall require WTW to provide Aon with any information with respect to, or to otherwise take or fail to take any action in connection with WTW’s consideration of or response to, any actual or potential WTW Competing Proposal.

(g) If the Takeover Offer is consummated, then Aon agrees, as promptly as reasonably practicable following Completion, to effectuate the Post-Completion Merger.

ARTICLE IV.

TREATMENT OF EQUITY AWARDS

Section 4.1 WTW Options. As of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, each WTW Option that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by Aon and shall be converted into an option (an “Assumed Option”), to acquire (a) that number of whole Aon Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (i) the number of WTW Shares subject to such WTW Option immediately prior to the Effective Time by (ii) the Exchange Ratio, (b) at an exercise price per Aon Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the exercise price per WTW Share of such WTW Option by (ii) the Exchange Ratio; provided, that each such WTW Option which is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the foregoing in a manner consistent with the requirements of Section 424 of the Code. The parties intend that the adjustments in this Section 4.1 are in accordance with Treasury Regulation Section 1.409A-1(B)(5)(v)(D) and will not subject any WTW Option to Section 409A of the Code. Except as otherwise provided in this Section 4.1, each such Assumed Option shall continue to have, and shall be subject to, the same terms and conditions that applied to the underlying WTW Option immediately prior to the Effective Time, (x) including, any accelerated vesting in connection with a termination of service, but excluding the shares underlying the Assumed Options, the issuer thereof and the administrator of the WTW Equity Plan pursuant to which such Assumed Options were granted and (y) except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as in the reasonable and good faith determination of Aon are appropriate to effectuate the administration of the Assumed Options.

Section 4.2 WTW RSU and PSU Awards. As of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, each WTW RSU Award that is outstanding immediately prior to the Effective Time shall be converted into an award (an “Assumed RSU Award”), with respect to a number of Aon Shares equal to the product obtained by multiplying (i) the applicable number of WTW Shares subject to such WTW RSU Award (including any corresponding dividend equivalent units) immediately prior to the Effective Time by (ii) the Exchange Ratio. For each holder of a WTW RSU Award, any fractional shares resulting from the conversion of his or her WTW RSU Awards shall be aggregated and rounded down to the nearest whole share, such that Assumed RSU Awards will not be subject to fractional shares and each holder is rounded with respect to no more than a single share. As of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, (A) each WTW PSU Award that was granted in 2018 and each WTW PSU Award that was granted in 2019 that is outstanding immediately prior to the Effective Time shall be converted into an Assumed RSU Award, with respect to a number of Aon Shares equal to the product obtained by multiplying (x) the number of WTW Shares subject to such WTW PSU Award (including any corresponding dividend equivalent units) based on the actual level of performance as of the Effective Time (up to maximum performance) based on performance-based vesting goals that are prorated to reflect a shortened period by (y) the Exchange Ratio and (B) each WTW PSU Award that is granted in 2020 and each WTW PSU Award that is granted in 2021 that is outstanding immediately prior to the Effective Time shall be converted into an Assumed RSU Award, with respect to a number of Aon Shares equal to the product obtained by multiplying (x) the number of WTW Shares subject to such WTW PSU Award (including any corresponding dividend equivalent units) based on the greater of (i) the applicable target level of performance and (ii) the actual level of performance as of the Effective Time (up to maximum performance) based on performance-based vesting goals that are prorated to reflect a shortened performance period by (y) the Exchange Ratio. For each holder of a WTW PSU Award, any fractional shares resulting from the conversion of his or her WTW PSU Awards shall be aggregated and rounded down to the nearest whole share, such that Assumed PSU Awards will not be subject to fractional shares and each holder is rounded with respect to no more than a single share. Except as otherwise provided in this Section 4.2, each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including time vesting conditions, but excluding any performance-based vesting conditions) that applied to the underlying WTW RSU Award or WTW PSU Award immediately prior to the Effective Time, including any accelerated vesting in connection with a termination of service, but excluding (x) the shares underlying the Assumed RSU Awards, the issuer thereof and the administrator of the WTW Equity Plan pursuant to which such WTW RSU Award or WTW PSU Award were granted and (y) for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as in the reasonable and good faith determination of Aon are appropriate to effectuate the administration of the Assumed RSU Award. Notwithstanding the foregoing, as of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, each WTW RSU Award granted to a WTW non-employee director (whether or not vested) shall vest.

Section 4.3 WTW Phantom Stock Unit Awards. As of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, each WTW Phantom Stock Unit Award that is outstanding immediately prior to the Effective Time shall be converted into an award (“Assumed Phantom Award”), with respect to a number of Aon Shares equal to the product obtained by multiplying (x) the total number of units granted under such WTW Phantom Stock Unit Award (including any corresponding dividend equivalent units) by (y) the Exchange Ratio. For each holder of a WTW Phantom Stock Unit Award, any fractional shares resulting from the conversion of his or her WTW Phantom Stock Unit Awards shall be aggregated and rounded down to the nearest whole share, such that Assumed Phantom Awards will not be subject to fractional shares and each holder is rounded with respect to no more than a single share. Except as otherwise provided in this Section 4.3, each Assumed Phantom Award shall continue to have, and shall be subject to, the same terms and conditions (including time vesting conditions, but excluding any performance-based vesting conditions) that applied to the underlying WTW Phantom Stock Unit Award immediately prior to the Effective Time, including accelerated vesting in connection with an involuntary termination of service, but excluding (x) the shares underlying the Assumed Phantom Awards, the type of property (i.e., shares or cash) payable upon settlement of the Assumed Phantom Awards (subject to the terms of the WTW Phantom Stock Unit Awards and applicable Law), the issuer thereof and the administrator of the WTW Equity Plan pursuant to which such WTW Phantom Stock Unit Award was granted and (y) for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other immaterial administrative or ministerial changes as in the reasonable and good faith determination of Aon are appropriate to effectuate the administration of the Assumed Phantom Awards; provided that, to the extent any Assumed Phantom Awards are settled in Aon Shares, Aon shall provide that participants shall be entitled to elect that any withholding tax obligations may be satisfied through a net settlement or a sell to cover arrangement.

Section 4.4 Other Actions in Connection With Assumption of WTW Options and WTW Share Awards.

(a) As soon as practicable after the Effective Time, Aon shall deliver to the holders of Assumed Options, Assumed RSU Awards and Assumed Phantom Awards appropriate notices setting forth such holders’ rights. The Assumed Options, Assumed RSU Awards and Assumed Phantom Awards will be denominated in Aon Shares and exercisable for or settled in Aon Shares (or, in the case of Assumed Phantom Awards, to the extent determined by Aon, cash or as required by the WTW Phantom Stock Unit Awards, applicable Law or Section 4.3 (for tax liquidity)), and Aon shall take all corporate action necessary to effectuate the foregoing.

(b) Aon shall take all corporate action necessary to reserve for issuance a sufficient number of Aon Shares for delivery with respect to Assumed Options and Assumed RSU Awards. To the extent necessary, Aon shall, no later than the fifteenth day following the Effective Date, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Aon Shares subject to such Assumed Options and Assumed RSU Awards pursuant to Section 4.1, Section 4.2 and this Section 4.4.

Section 4.5 WTW ESPPs. Prior to the Effective Time, WTW shall take all actions with respect to each of the WTW ESPPs that are necessary to provide that: (a) contingent upon the Effective Time, any offering period in effect immediately prior to the Effective Time (the “Final Offering Period”), shall be shortened by setting a new “Purchase Date” (within the meaning of the applicable WTW ESPP) in respect of such offering period that is no later than the day before the date of the Effective Time; (b) subject to the consummation of the Transactions and applicable Law, each WTW ESPP shall terminate, effective immediately prior to the Effective Time; (c) on the new Purchase Date, cause the exercise of each outstanding purchase right under each WTW ESPP; (d) following the purchase of WTW Shares pursuant to the Final Offering Period, each WTW ESPP shall be suspended and no new offering period shall be commenced under each WTW ESPP; and (e) make any pro rata adjustments that may be necessary to reflect any shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the applicable WTW ESPP. Notwithstanding the foregoing, any WTW ESPPs that are maintained for participants outside the U.S. shall be continued in accordance with their terms until terminated under clause (b) above.

Section 4.6 Amendment of Articles. WTW shall procure that a special resolution be proposed to the WTW Shareholders at the WTW EGM proposing that the WTW Memorandum and Articles of Association be amended so that any WTW Shares allotted following the WTW EGM will either be subject to the terms of the Scheme or acquired by Aon for the same consideration per WTW Share as shall be payable to WTW Shareholders under the Scheme (depending upon the timing of such allotment); provided, however, that nothing in such amendment to the WTW Memorandum and Articles of Association shall prohibit the sale (whether on a stock exchange or otherwise) of any WTW Shares issued on the exercise of WTW Options or vesting or settlement of WTW Share Awards, as applicable, following the WTW EGM but prior to the sanction of the Scheme by the High Court, it being always acknowledged that each and every WTW Share will be bound by the terms of the Scheme.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF WTW

Except as disclosed in the WTW SEC Documents filed with the SEC since January 1, 2018 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by WTW to Aon immediately prior to the execution of this Agreement (the “WTW Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the WTW Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on its face), WTW represents and warrants to Aon as set forth below.

Section 5.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of WTW and its Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect. WTW has filed with the SEC, prior to the date of this Agreement, a complete and accurate copy of Memorandum and Articles of Association of WTW (the “WTW Memorandum and Articles of Association”) as amended to the date hereof. WTW Memorandum and Articles of Association are in full force and effect and WTW is not in violation in any material respect of the WTW Memorandum and Articles of Association.

(b) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each WTW Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under applicable Law of such Subsidiary’s jurisdiction of incorporation or organization, as applicable) and are wholly-owned, directly or indirectly, by WTW free and clear of all Liens, other than WTW Permitted Liens. Except for the equity securities of the WTW Subsidiaries, WTW does not own, directly or indirectly, any capital stock or other equity securities of any Person.

Section 5.2 Capitalization.

(a) The authorized capital of WTW consists of 1,510,003,775 ordinary shares, nominal value $0.000304635 per share (the “WTW Shares”); 40,000 ordinary shares of nominal value €1 per share (“WTW Euro Ordinary Shares”) and 1,000,000,000 shares of preferred shares, nominal value $0.000115 per share (“WTW Preferred Stock”). As of March 5, 2020, (the “WTW Capitalization Date”), (i) (A) 128,720,751 WTW Shares were issued (excluding WTW Shares held in treasury), (B) 17,519 WTW Shares were held in treasury and (C) no WTW Shares were held by Subsidiaries of WTW, (ii) 517,657 WTW Options to purchase WTW Shares were outstanding, (iii) WTW RSU Awards with respect to 10,971 WTW Shares were outstanding, (iv) WTW PSU Awards with respect to 466,253 WTW Shares (assuming maximum achievement of performance goals) were outstanding, (v) 40,000 WTW Euro Ordinary Shares were issued and held in treasury; (vi) 473,225 WTW Phantom Stock Unit Awards were outstanding, and (vii) no shares of WTW Preferred Stock were issued or outstanding. The per share exercise price of each WTW Option was not less than the fair market value of a share of WTW Shares on the applicable grant date. All the outstanding WTW Shares are, and all WTW Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights (other than any statutory pre-emptive rights granted under the Act). Neither WTW nor any of the WTW Subsidiaries owns, directly or indirectly, any equity interest of Aon.

(b) Except as set forth in Section 5.2(a) above, as of the date hereof: (i) WTW does not have any shares in issue or outstanding other than WTW Shares that have become outstanding after WTW Capitalization Date, but were reserved for issuance as set forth in Section 5.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of WTW or any of the WTW Subsidiaries to which WTW or any of the WTW Subsidiaries is a party obligating WTW or any of the WTW Subsidiaries to (A) issue, transfer or sell any shares in the capital or other equity interests of WTW or any WTW Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to WTW or a wholly-owned Subsidiary of WTW); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any WTW Subsidiary that is not wholly-owned.

(c) Neither WTW nor any WTW Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the WTW Shareholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which WTW or any WTW Subsidiary is a party with respect to the voting of the shares of capital or other equity interest of WTW or any WTW Subsidiary, in each case other than in respect of any WTW Subsidiary that is immaterial to WTW and its Subsidiaries, taken as a whole.

(e) WTW has made available to Aon a true and complete list, as of WTW Capitalization Date and on an aggregate basis, of (i) the number of WTW Shares underlying WTW Equity Awards and (ii) the exercise prices of WTW Equity Awards, if applicable.

Section 5.3 Corporate Authority Relative to this Agreement; No Violation.

(a) WTW has all requisite corporate power and authority to enter into this Agreement and the Expenses Reimbursement Agreement and, subject (in the case of the Acquisition) to receipt of WTW Shareholder Approval, to perform its obligations hereunder and consummate the Transactions, including the Acquisition. The execution, delivery and performance by WTW of this Agreement the Expenses Reimbursement Agreement and the consummation of the Transactions have been duly and validly authorized by the WTW Board of Directors and in the case of the Acquisition, except for (i) the WTW Shareholder Approval and (ii) the filing of the required documents and other actions in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, and the delivery of the Court Order to the Registrar of Companies, no other corporate proceedings on the part of WTW are necessary to authorize the consummation of the Transactions and pursuant to the Expenses Reimbursement Agreement. On or prior to the date hereof, the WTW Board of Directors has determined that the Transactions are fair to and in the best interests of WTW and the WTW Shareholders and adopted a resolution to make, subject to Section 7.3 and to the obligations of the WTW Board of Directors under the Takeover Rules, the WTW Board Recommendation and the recommendation contemplated by Section 3.6(c). This Agreement has been duly and validly executed and delivered by WTW and, assuming this Agreement constitutes the valid and binding agreement of Aon, constitutes the valid and binding agreement of WTW, enforceable against WTW in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the provisions of the Act, (ii) the Takeover Panel Act and the Takeover Rules, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act, (vi) Required Regulatory Clearances, (vii) any applicable requirements of the NASDAQ, (vii) compliance with and filings under any Antitrust Laws of any non-U.S. jurisdictions and (viii) the matters set forth in Section 5.3(b) of the WTW Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by WTW of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect.

(c) The execution and delivery by WTW of this Agreement and the Expenses Reimbursement Agreement do not, and, except as described in Section 5.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon WTW or any of the WTW Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of WTW or any WTW Subsidiaries, other than WTW Permitted Liens, (ii) conflict with or result in any violation of any provision of the WTW Governing Documents or any of the organizational documents of any WTW Subsidiary or (iii) conflict with or violate any Laws applicable to WTW or any of the WTW Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect.

Section 5.4 Reports and Financial Statements.

(a) From January 1, 2018 through the date of this Agreement, WTW has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “WTW SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, WTW SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of WTW SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of WTW included in the WTW SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of WTW and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated statements of operations, consolidated statements of comprehensive income and consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 5.5 Internal Controls and Procedures. WTW has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. WTW’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by WTW in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to WTW’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). WTW’s internal controls over financial reporting provide reasonable assurance regarding the reliability of WTW’s financial reporting and the preparation of WTW financial statements for external purposes in accordance with GAAP. Since January 1, 2018, WTW’s principal executive officer and its principal financial officer have disclosed to WTW’s auditors and the audit committee of the WTW Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect WTW’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other senior-level employees who have a significant role in WTW’s material internal controls. WTW has made available to Aon all material disclosures made by management to WTW’s auditors and audit committee from January 1, 2018 to the date hereof.

Section 5.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in WTW’s consolidated balance sheet (or the notes thereto) as of December 31, 2019 included in the WTW SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2019, (c) as expressly permitted or contemplated by the Transactions and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither WTW nor any WTW Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have a WTW Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the WTW SEC Documents.

Section 5.7 Compliance with Laws; Permits.

(a) WTW and each WTW Subsidiary are in compliance with and are not in default under or in violation of any Laws applicable to WTW, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect.

(b) WTW and WTW Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, permissions, approvals, registrations and orders of any Governmental Entity necessary for WTW and WTW Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “WTW Permits”), except where the failure to have any of WTW Permits would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. All WTW Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. There is no action pending, or, to the knowledge of WTW, threatened, that seeks or would reasonably be expected to result in (nor is there, to the knowledge of WTW, any existing condition, situation or set of circumstances that would reasonably be expected to result in) the revocation, cancellation, termination, non-renewal or adverse modification of any WTW Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not been and would not reasonably be expected to be, individually or in the aggregate, material to the WTW and its Subsidiaries, taken as a whole.

(c) Notwithstanding anything contained in this Section 5.7, no representation or warranty shall be deemed to be made in this Section 5.7 in respect of the matters referenced in Section 5.4, or Section 5.5, or in respect of environmental, Tax, employee benefits or labor Law matters.

Section 5.8 Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect: (a) WTW and its Subsidiaries are now and have been since January 1, 2018 in compliance with all, and have not violated any, applicable Environmental Laws; (b) no property currently or formerly owned, leased or operated by WTW or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by WTW or any WTW Subsidiary, is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (c) since January 1, 2018, neither WTW nor any of its Subsidiaries has received any notice, demand letter, claim or request, for information alleging that WTW or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither WTW nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (e) WTW has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, all such Environmental Permits are valid and in full force and effect and WTW and WTW Subsidiaries are in compliance with such Environmental Permits.

Section 5.9 Employee Benefit Plans.

(a) Section 5.9(a) of the WTW Disclosure Letter sets forth a true and complete list, of each material WTW Benefit Plan. “WTW Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, share, share option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, death in service, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case, for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of WTW or any WTW Subsidiary or with respect to which WTW or any WTW Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

(b) With respect to each material WTW Benefit Plan, WTW has made available to Aon as of the date hereof or as soon as reasonably practicable thereafter but in any event no later than thirty (30) days following the date hereof, correct and complete copies of, in each case, to the extent applicable, (i) the applicable plan document and all material amendments thereto, including all material funding and covenant support arrangements; (ii) the most recent annual report on Form 5500 (if applicable) and the most recent audited financial statement or actuarial valuation report; (iii) the most recent determination or opinion letter from the U.S. Internal Revenue Service (if applicable) and (iv) any material correspondence within the last 12 months with applicable regulatory bodies in respect of the WTW Benefit Plan.

(c) Except as would not, individually, or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect, (i) each of WTW Benefit Plans has been operated and administered in compliance with its terms and applicable Laws; (ii) each WTW Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, and to the knowledge of WTW, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no WTW Benefit Plan subject to U.S. law provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of WTW or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or comparable U.S. state Law; (iv) neither WTW nor any ERISA Affiliate has or has had in the past six (6) years an obligation to contribution to a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that is subject to U.S. law that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (v) all contributions or other amounts payable by WTW or its Subsidiaries pursuant to each WTW Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, accrued in accordance with GAAP or applicable international accounting standards; (vi) to the knowledge of WTW there has occurred no, non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) with respect to any WTW Benefit Plan; and (vii) there are no pending, or to the knowledge of WTW, threatened in writing, claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of WTW Benefit Plans.

(d) Except as set forth in Section 5.9(d) of the WTW Disclosure Letter, in the past six (6) years, as of the date hereof, neither WTW, any WTW Subsidiary nor any of their respective ERISA Affiliates has or has had an obligation to contribute to, or has or has had any liability with respect to, a “defined benefit plan” as defined in Section 3(35) of ERISA (a “WTW Single Employer Plan”) or any other pension plan subject to Title IV of ERISA. Except as would not, individually, or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect, no failure to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA and Section 412 of the Code, whether or not waived) has occurred with respect to any WTW Single Employer Plan, and there has been no determination that any WTW Single Employer Plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA). With respect to each WTW Single Employer Plan, neither WTW, any WTW Subsidiary nor any of their respective ERISA Affiliates has (i) incurred any unsatisfied liability under Title IV of ERISA with respect to the termination of any WTW Single Employer Plan, including but not limited to the imposition of any lien in favor of the Pension Benefit Guaranty Corporation (“PBGC”) or any WTW Single Employer Plan, (ii) received from the PBGC any notice relating to an intention to terminate any WTW Single Employer Plan, including but not limited to the imposition of any lien in favor of the PBGC or any WTW Single Employer Plan, or (iii) incurred any liability under Title IV of ERISA that has not been satisfied in full and no condition exists that is likely to cause WTW, any WTW Subsidiary or any of their respective ERISA Affiliates to incur liability thereunder, except that, in each case of clauses (i) through (iii), that would reasonably be expected to result in a material liability to WTW or a WTW Subsidiary.

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of WTW or any WTW Subsidiary under any WTW Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any WTW Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) trigger any increased or accelerated contributions to any WTW Benefit Plan or trigger any change in the funding or covenant support arrangements for any WTW Benefit Plan.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect, each WTW Benefit Plan subject to U.S. law has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. WTW is not a party to nor does it have any obligation under any WTW Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect, (i) each WTW Benefit Plan that is not subject to U.S. law (each, a “WTW Foreign Benefit Plan”) has been established, maintained and administered in compliance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) all employer and employee contributions to each WTW Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iii) except with respect to each WTW Foreign Benefit Plan that is a UK defined benefit pension plan (each, a “WTW UK DB Plan”), the fair market value of the assets of each funded WTW Foreign Benefit Plan, the liability of each insurer for any WTW Foreign Benefit Plan funded through insurance or the book reserve established for any WTW Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such WTW Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. In respect of each WTW UK DB Plan, such plans have complied in all material respects with the requirements of Part 3 (Scheme Funding) of the U.K. Pensions Act 2004, no action has been taken which might reasonably be expected to result in the U.K. pensions regulator using its powers to issue a “contribution notice” or “financial support direction” under Part 1 (Pensions Regulator) of the U.K. Pensions Act 2004 and there has been no communication from the U.K. pensions regulator raising concerns about the funding or support arrangements of such plans or the impact of any corporate activity on such plans.

Section 5.10 Absence of Certain Changes or Events.

(a) From December 31, 2019 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect.

(b) From December 31, 2019 through the date hereof, the business of WTW and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

(c) From December 31, 2019 through the date of this Agreement, neither WTW nor any of its Subsidiaries has taken any action that would constitute a breach of Section 7.1(ii)(d) or (m) had such action been taken after the execution of this Agreement.

Section 5.11 Investigation; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of WTW, threatened) by any Governmental Entity with respect to WTW or any WTW Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of WTW, threatened) against WTW or any WTW Subsidiary or any of their respective properties, rights or assets, and (c) there are no orders, judgments, injunctions, rulings or decrees imposed upon WTW or any WTW Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity, which, in the case of clause (a), (b), or (c) would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect or that would in any manner challenge or seek to prevent, enjoin or alter any of the Transactions.

Section 5.12 Information Supplied. The information relating to WTW and its Subsidiaries to be contained in the Scheme Document, the Joint Proxy Statement and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in each case in connection with the Acquisition will not, on the date the Scheme Document and the Joint Proxy Statement (and any amendment or supplement thereto) is first proposed to WTW Shareholders and at the time of the Court Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement (other than the portions thereof relating solely to the meeting of the Aon Shareholders) will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document and any related documents for which the WTW Board of Directors are responsible under the Takeover Rules and any related filings for which the WTW Board of Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Section 5.12, no representation or warranty is made by WTW with respect to information or statements made or incorporated by reference in the Joint Proxy Statement or the Scheme Document which were not supplied by or on behalf of WTW.

Section 5.13 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to WTW or any WTW Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) WTW and WTW Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of WTW and WTW Subsidiaries;

(iii) there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of WTW or any WTW Subsidiary, other than for which adequate reserves have been established in accordance with GAAP on the financial statements of WTW and WTW Subsidiaries;

(iv) neither WTW nor any WTW Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

(v) there are no Liens for Taxes upon any property or assets of WTW or any WTW Subsidiary, except for WTW Permitted Liens.

(b) Neither WTW nor any WTW Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

(c) Neither WTW nor any WTW Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement or has any liability for material Taxes of any Person (other than WTW or any WTW Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise (other than, in each case, (i) such an agreement or arrangement exclusively between or among WTW and WTW Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(d) Neither WTW nor any WTW Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law, but not including EU Council Directive 2018/822/EU of May 25, 2018).

(e) Neither WTW nor any WTW Subsidiary is or has been treated as an “expatriated entity” or “surrogate foreign corporation” under Section 7874 of the Code. Neither WTW nor any WTW Subsidiary is or has at any time been a corporation treated as a domestic corporation pursuant to Section 7874 of the Code.

(f) Neither WTW nor any WTW Subsidiary is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken, agreed, or omitted to take any action, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

(g) WTW is not and has never been a “passive foreign investment company” within the meaning of Section 1297(a) of the Code nor expects to be a passive foreign investment company on or prior to the Completion Date (determined as if the taxable year of WTW ended on the Completion Date).

Section 5.14 Labor Matters.

(a) Neither WTW nor, to its knowledge, any WTW Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union. Neither WTW nor any WTW Subsidiary is subject or has been subject in the three-year period preceding the date of this Agreement, to an unfair labor practice proceeding to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, a WTW Material Adverse Effect. To the knowledge of WTW, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of WTW or any WTW Subsidiary, except for those the formation of which would not have, individually or in the aggregate, a WTW Material Adverse Effect.

(b) The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of WTW or any WTW Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a WTW Material Adverse Effect, neither WTW or any of the WTW Subsidiaries has, or is reasonably expected to have, any liabilities under the Worker Adjustment and Retraining Act of 1988 or any similar applicable state, local or foreign Law (the “WARN Act”). To the knowledge of WTW, in the last five (5) years, no allegations of sexual harassment or other kinds of bona fide workplace harassment (including workplace retaliation) have been made against any member of the operating committee of WTW or any executive that directly reports to the operating committee of WTW except, in each case, as would not reasonably be expected to result in a material liability to, or to materially and adversely affect the reputation, finances or operations of, WTW or a WTW Subsidiary.

Section 5.15 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, WTW or a WTW Subsidiary is the sole and exclusive owner of all right, title, and interest in and to the Registered WTW IP and all other Intellectual Property owned or purported to be owned by WTW or any of its Subsidiaries, free and clear of all Liens and other encumbrances or any licenses other than non-exclusive licenses granted by WTW or a WTW Subsidiary in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, either WTW or a WTW Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable WTW and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, the Registered WTW IP is subsisting and the Registered WTW IP that has been issued or registered is, is valid and enforceable. There are no pending or, to the knowledge of WTW, threatened claims against WTW or its Subsidiaries by any Person alleging infringement, misappropriation, or unauthorized use by WTW or its Subsidiaries for their use of any Intellectual Property in their respective businesses, and WTW and its Subsidiaries have not received written notice of any such claim, nor has WTW or any of its Subsidiaries received a written invitation or request that such Person consider obtaining a license under any patent rights of a third party, in each case, that would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, WTW and its Subsidiaries have taken reasonable steps to maintain the confidentiality of all of their Trade Secrets and all Trade Secrets owned by any Person to whom WTW or any of its Subsidiaries has a confidentiality obligation. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, none of WTW or any of its Subsidiaries, the products or services distributed, sold or offered by the business of WTW or its Subsidiaries, nor the conduct of the business of WTW or any of its Subsidiaries, has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property right of any Person. As of the date hereof, neither WTW nor any of its Subsidiaries has made any claim of an infringement, misappropriation or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of WTW or its Subsidiaries, which infringement, misappropriation or other violation would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, (i) all past and present employees, contractors and consultants of WTW or any of its Subsidiaries who have had access to Trade Secrets of WTW or any of its Subsidiaries or have participated in the development of Intellectual Property for WTW or any of its Subsidiaries are bound by valid and enforceable written agreements pursuant to which such Persons (A) assign to WTW or its applicable Subsidiary all of such Person’s right, title and interest in and to all Intellectual Property developed by such Person within the scope of such Person’s employment or engagement with or by WTW or such Subsidiary and (B) are obligated to safeguard and protect such Trade Secrets of WTW or its applicable Subsidiary (including with respect to the disclosure and use thereof), and, (ii) to the knowledge of WTW, no such Person has breached any of its obligations to WTW or its Subsidiaries. To the knowledge of WTW, no third-party has infringed, misappropriated or otherwise violated any Intellectual Property owned by WTW or any of its Subsidiaries, or has breached any confidentiality obligations with respect to any Trade Secret of WTW or any of its Subsidiaries, in each case that would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. There are no pending or, to the knowledge of WTW, threatened claims against WTW or any of its Subsidiaries by any Person challenging the ownership, enforceability or validity of any Intellectual Property of WTW or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, (1) WTW and each of its Subsidiaries have taken commercially reasonable steps to maintain and protect the performance, confidentiality, integrity and security of all information technology systems owned or controlled by WTW or any of its Subsidiaries and used in the conduct of their respective businesses and (2) such information technology systems are adequate and sufficient to enable WTW and its Subsidiaries to conduct their respective businesses.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, WTW and all of the WTW Subsidiaries have complied in all material respects with (i) all policies made publicly available in connection with the collection, processing or disclosure of information provided by or on behalf of individuals (“Privacy Policies”), (ii) all Laws applicable to the protection of privacy, data protection or data transfer (“Privacy Laws”) and (iii) all contractual commitments that WTW or any of the WTW Subsidiaries have entered into with respect to Personal Information. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, no action, audit, assessment, suit, legal proceeding, investigation, administrative enforcement proceeding or arbitration proceeding before any court, administrative body or other Governmental Entity has been filed or commenced against WTW or a WTW Subsidiary nor threatened against WTW or any of the WTW Subsidiaries by any Person challenging WTW’s compliance with Privacy Laws or Privacy Policies or other policies or practices with respect to privacy and data security. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, to the knowledge of WTW, there have been no material unauthorized intrusions or breaches of the security of the information technology systems used in the conduct of the business of WTW or any of its Subsidiaries and owned by WTW or any of its Subsidiaries during the prior twelve (12) months. Neither WTW nor any of its Subsidiaries have received in the prior six (6) months any written notice or claim alleging a violation of any Person’s rights under any applicable Privacy Law or under any of WTW’s or any of its Subsidiaries’ Privacy Policies, in each case, in connection with the business of WTW or any of the WTW Subsidiaries that would reasonably be expected to have a WTW Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, WTW and the WTW Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control (“WTW Data”) and to prevent unauthorized access, use or alteration of the WTW Data. Neither WTW, any of the WTW Subsidiaries, nor to WTW’s knowledge, any other Person, has made any illegal, or, except as would not reasonably be expected to be material to WTW or its Subsidiaries, unauthorized use of any Personal Information collected by or on behalf of WTW or WTW Subsidiaries.

Section 5.16 Real Property.

(a) With respect to the real property owned by WTW or any WTW Subsidiary at which the material operations of WTW and WTW Subsidiaries are conducted as of the date hereof (such property collectively, the “WTW Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, either WTW or a WTW Subsidiary has good and valid title to such WTW Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of WTW or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of WTW (v) gaps in the chain of title evident from the records of the applicable Governmental Entity maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (vi) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (vii) statutory landlords’ liens and liens granted to landlords under any lease, (viii) any purchase money security interests, equipment leases or similar financing arrangements or (ix) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (ix), a “WTW Permitted Lien”). As of the date hereof, neither WTW nor any of its Subsidiaries has received notice of any pending, and to the knowledge of WTW there is no threatened, condemnation proceeding with respect to any WTW Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, (i) each material lease, sublease and other agreement under which WTW or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of WTW and its Subsidiaries are conducted as of the date hereof (the “WTW Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of WTW or, if applicable, its Subsidiary or, to the knowledge of WTW, the landlord thereunder exists with respect to any WTW Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, WTW and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, WTW Leased Real Property, free and clear of all Liens, except for WTW Permitted Liens.

Section 5.17 Opinion of Financial Advisor. The WTW Board of Directors has received the opinion of Goldman Sachs & Co. LLC to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Exchange Ratio provided for in the Acquisition is fair, from a financial point of view, to holders (other than Aon and its affiliates (including Aon Ireland)) of WTW Shares. An executed copy of such opinion will be made available to Aon solely for informational purposes promptly after receipt thereof by WTW Board of Directors. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 5.18 Required Vote. WTW Shareholder Approval is the only vote of holders of securities of WTW which is required to consummate the Transactions.

Section 5.19 Material Contracts.

(a) Except for this Agreement, Section 5.19 of the WTW Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 5.19(a) under which WTW or any WTW Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 5.19(a) being referred to herein as the “WTW Material Contracts”):

(i) any partnership, joint venture, strategic alliance or collaboration Contract which is material to WTW and its Subsidiaries, taken as a whole;

(ii) any Contract that (A) purports to materially limit (1) the material lines of business of WTW and its Subsidiaries (or, after the Effective Time, Aon and its Subsidiaries) or (2) the geographic area in which any of them may so engage in such business or (B) would require the disposition of any material assets or material line of business of WTW and its Subsidiaries (or, after the Effective Time, Aon and its Subsidiaries taken as a whole) as a result of the consummation of the Transactions;

(iii) each acquisition or divestiture Contract or licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $50 million in the twelve (12) month period following the date hereof;

(iv) each Contract relating to outstanding Indebtedness of WTW or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $50 million other than (A) Contracts solely among WTW and any wholly-owned WTW Subsidiary or a guarantee by WTW or any WTW Subsidiary of a WTW Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $50 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the WTW SEC Documents;

(v) each Contract (other than a WTW Benefit Plan) between WTW, on the one hand, and any officer, director or Affiliate (other than a wholly-owned WTW Subsidiary) of WTW or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract (other than a WTW Benefit Plan) pursuant to which WTW has an obligation to indemnify such officer, director, Affiliate or family member;

(vi) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $25 million annually or in the aggregate) under which WTW or any WTW Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of a third party, which Contract is material to WTW and WTW Subsidiaries, taken as a whole;

(vii) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $25 million annually or in the aggregate) under which WTW or any WTW Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights (including any development thereof), which Contract is material to WTW and WTW Subsidiaries, taken as a whole;

(viii) any shareholders, investors rights, registration rights or similar agreement or arrangement of WTW or any of its Significant Subsidiaries;

(ix) any Contract that relates to any swap, forward, futures, or other similar derivative transaction for hedging purposes with a notional value in excess of $100 million;

(x) any material collective bargaining agreement or other material Contract with any labor union;

(xi) any Contract involving the settlement of any action or threatened action (or series of related actions) which will (A) involve payments after the date hereof of consideration in excess of $25 million or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

(xii) any Contract not otherwise described in any other subsection of this Section 5.19(a) that would be required to be filed by WTW as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Neither WTW nor any WTW Subsidiary is in breach of or default under the terms of any WTW Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. To the knowledge of WTW, as of the date hereof, no other party to any WTW Material Contract is in breach of or default under the terms of any WTW Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, each WTW Material Contract is a valid and binding obligation of WTW or WTW Subsidiary which is party thereto and, to the knowledge of WTW, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 5.20 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, as of the date hereof, (a) all current insurance policies and Contracts of WTW and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither WTW nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect.

Section 5.21 Finders and Brokers. Neither WTW nor any WTW Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 5.21 of the WTW Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Acquisition.

Section 5.22 FCPA and Anti-Corruption/Sanctions.

(a) Except for those matters which, individually or in the aggregate, would not reasonably be expected to have a WTW Material Adverse Effect:

(i) neither WTW nor any WTW Subsidiary, nor any director, manager or employee of WTW or any WTW Subsidiary has in the last five (5) years, in connection with the business of WTW or any WTW Subsidiary, itself or, to WTW’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of WTW or any WTW Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

(ii) neither WTW nor any WTW Subsidiary, nor any director, manager or employee of WTW or any WTW Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving WTW or any WTW Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(iii) WTW and each WTW Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of WTW and each WTW Subsidiary as required by the FCPA in all material respects;

(iv) WTW and each WTW Subsidiary has instituted policies and procedures designed to help ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(v) no officer, director, or employee of WTW or any WTW Subsidiary is a Government Official.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, WTW and each WTW Subsidiary, any of their respective directors, officers, employees, and, to the knowledge of WTW, any person acting on behalf thereof, are and at all times within the past five (5) years have been in compliance with applicable laws, regulations, resolutions, and orders pertaining to trade and economic sanctions and export controls, including such laws and regulations administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, and the U.S. Department of Commerce, the United Kingdom, and the European Union and all Member States (collectively, “Trade Controls”). In the past five years, there have been no claims, complaints, charges, investigations, voluntary disclosures or proceedings under Trade Controls, and to the knowledge of WTW, there are no pending or threatened claims or investigations involving suspect or confirmed violations thereof, in each case, as would not reasonably be expected to result in a material liability to WTW or a WTW Subsidiary.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect, none of WTW, its Subsidiaries, any of their respective directors, officers, employees, or, to the knowledge of WTW, any person acting on behalf thereof, respectively, is a person with whom dealings are prohibited under applicable Trade Controls, including being identified on an applicable government restricted parties list, such as OFAC’s Specially Designated Nationals (“SDN”) and Blocked Persons List, the Department of State’s Nonproliferation Sanctions List, or the Department of Commerce’s Denied Persons List and Entity List, or is majority owned or controlled by the foregoing (collectively, a “Prohibited Party”); or engaged, directly or indirectly, in dealings or transactions with Prohibited Parties or otherwise in violation of Trade Controls.

Section 5.23 Takeover Statutes; No Rights Agreement. The WTW Board of Directors has taken all action necessary so that no Takeover Statutes are applicable to the Acquisition or the Scheme and the other Transactions. WTW does not have in effect any “poison pill” or shareholder rights plan.

Section 5.24 No Other Representations. Except for the representations and warranties contained in Article VI, WTW acknowledges that neither Aon nor any Representative of Aon makes, and WTW acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Aon or with respect to any other information provided or made available to WTW in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to WTW or to its Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF AON

Except as disclosed in the Aon SEC Documents filed with the SEC since January 1, 2018 (including exhibits and other information incorporated by reference therein) and publicly available at least two calendar days prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable Section of the disclosure letter delivered by Aon to WTW immediately prior to the execution of this Agreement (the “Aon Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Aon Disclosure Letter shall be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on its face), Aon represents and warrants to WTW as set forth below. Solely for purposes of this Article VI, upon consummation of the Required Assignment, all references to Aon shall, be deemed to be references to “Aon Ireland and/or Aon UK”, as applicable.

Section 6.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Aon and the Aon Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect. Aon has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Aon Organizational Document as amended to the date hereof. The Aon Organizational Document is in full force and effect and Aon is not in violation in any material respect of the Aon Organizational Document.

(b) Subsidiaries. All the issued and outstanding shares of capital stock of, or other equity interests in, each Aon Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under applicable Law of such Subsidiary’s jurisdiction of incorporation or organization, as applicable) and are wholly-owned, directly or indirectly, by Aon free and clear of all Liens, other than Aon Permitted Liens. Except for the equity securities of the Aon Subsidiaries, Aon does not own, directly or indirectly, any capital stock or other equity securities of any Person.

Section 6.2 Share Capital.

(a) As of the date hereof, the issued and outstanding share capital of Aon UK consists of 231,312,013 Class A ordinary shares, $0.01 nominal value per share (prior to the Aon CSA, the “Aon Shares” or the “Aon UK Shares”) and following the Aon CSA, the authorized share capital of Aon Ireland will consist of the same number of ordinary shares as the number of Aon UK’s issued and outstanding Class A ordinary shares immediately prior to the completion of the Aon CSA, $150 nominal value per share (following the Aon CSA, the “Aon Shares”). As of March 5, 2020 (the “Aon Capitalization Date”), (i) (A) 232,868,612 Aon UK Shares were issued and outstanding and (B) 0 Aon UK Shares were held in treasury, (ii) time-based vesting restricted stock units with respect to 3,738,965 Aon UK Shares were outstanding under Aon Equity Awards, (iii) 60,000 Aon Options to purchase Aon Shares were outstanding and (iv) performance-based vesting restricted stock units with respect to 2,040,188 Aon UK Shares (assuming maximum achievement of performance goals) were outstanding under Aon Equity Awards. All the outstanding Aon Shares are, and all Aon Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights. The Aon Shares to be issued pursuant to the Acquisition will be duly authorized, validly issued, fully paid and nonassessable (other than any statutory pre-emptive rights granted under the Act). Neither Aon nor any of the Aon Subsidiaries owns, directly or indirectly, any equity interest of WTW.

(b) Except as set forth in Section 6.2(a) above and Section 6.2(e) below, as of the date hereof: (i) Aon does not have any shares issued or outstanding other than Aon Shares that have become outstanding after the Aon Capitalization Date, but were reserved for issuance as set forth in Section 6.2(a) above, and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of Aon or any Aon Subsidiaries to which Aon or any of the Aon Subsidiaries is a party obligating Aon or any of the Aon Subsidiaries to (A) issue, transfer or sell any shares in its capital or other equity interests of Aon or any Aon Subsidiary or securities convertible into or exchangeable for such shares or equity interests (in each case other than to Aon or a wholly-owned Subsidiary of Aon); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Aon Subsidiary that is not wholly-owned.

(c) Neither Aon nor any Aon Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Aon Shareholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which Aon or any Aon Subsidiary is a party with respect to the voting of the shares of capital or other equity interest of Aon or any Aon Subsidiary, in each case other than in respect of any Aon Subsidiary that is immaterial to Aon and its Subsidiaries, taken as a whole.

(e) The Aon has made available to WTW a true and complete list, as of the Aon Capitalization Date and on an aggregate basis, of (i) the number of Aon Shares underlying Aon Equity Awards and (ii) the exercise prices of Aon Equity Awards, if applicable.

Section 6.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Aon UK has all requisite corporate or similar power and authority to enter into this Agreement and the Expenses Reimbursement Agreement and to consummate the portions of the Transaction to be completed prior to the Aon CSA. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement has been duly and validly authorized by the Aon Board of Directors. The consummation of the Transactions and the entry into the Required Assignment will be duly and validly authorized by the Aon Board of Directors and (in the case of the issuance of Aon Shares in connection with the Acquisition, except for (i) receipt of the Aon Shareholder Approval, (ii) the Required Assignment, and (iii) the filing of the required documents and other actions in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court), no other corporate proceedings on the part of Aon or any Aon Subsidiary are necessary to authorize the consummation of the Transactions and pursuant to the Expenses Reimbursement Agreement. On or prior to the date hereof, the Aon UK Board of Directors has determined that the Transactions are advisable and in the best interests of Aon UK and the Aon Shareholders and accordingly, the Aon UK Board of Directors expect that, following the appointment of the Aon Ireland Board of Directors upon completion of the Aon CSA and the Required Assignment, they will, subject to Section 7.4 and to the obligations of the Aon Ireland Board of Directors under applicable Law, make the Aon Board Recommendation. This Agreement has been duly and validly executed and delivered by Aon and, assuming this Agreement constitutes the valid and binding agreement of WTW, constitutes the valid and binding agreement of Aon, enforceable against Aon in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Other than in connection with or in compliance with (i) the provisions of the Act, (ii) the Securities Act, (iii) the Exchange Act, (iv) the HSR Act, (v) any applicable requirements of the NYSE, (vi) the Takeover Rules and the Takeover Panel Act, (vii) Required Regulatory Clearances, (viii) compliance with and filings under any Antitrust Laws of any non-U.S. jurisdictions and (ix) the matters set forth in Section 6.3(b) of the Aon Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Aon of the Transactions, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect.

(c) The execution and delivery by Aon of this Agreement and the Expenses Reimbursement Agreement do not, and, except as described in Section 6.3(b), the consummation of the Transactions and compliance with the provisions hereof will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise or right binding upon Aon or any of the Aon Subsidiaries or result in the creation of any Lien upon any of the properties, rights or assets of Aon or any Aon Subsidiaries, other than Aon Permitted Liens, (ii) conflict with or result in any violation of any provision of the Aon Organizational Documents or any of the organizational documents of any Aon Subsidiary or (iii) conflict with or violate any Laws applicable to Aon or any of the Aon Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i), (ii) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect.

Section 6.4 Reports and Financial Statements.

(a) From January 1, 2018 through the date of this Agreement, Aon has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “Aon SEC Documents”). As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment, the Aon SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Aon SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including all related notes and schedules) of Aon included in the Aon SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Aon and its consolidated Subsidiaries, as at the respective dates thereof, and their consolidated statements of operations, consolidated statements of comprehensive (loss) income and consolidated statements of cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 6.5 Internal Controls and Procedures. Aon has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Aon’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Aon in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Aon’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Aon’s internal controls over financial reporting provide reasonable assurance regarding the reliability of Aon’s financial reporting and the preparation of Aon financial statements for external purposes in accordance with GAAP. Since January 1, 2018, Aon’s principal executive officer and its principal financial officer have disclosed to Aon’s auditors and the audit committee of the Aon UK Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Aon’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other senior-level employees who have a significant role in Aon’s material internal controls. Aon has made available to WTW all such material disclosures made by management to Aon’s auditors and audit committee from January 1, 2018 to the date hereof.

Section 6.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Aon UK’s consolidated balance sheet (or the notes thereto) as of December 31, 2019 included in the Aon SEC Documents filed or furnished on or prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since December 31, 2019, (c) as expressly permitted or contemplated by the Transactions and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Aon nor any Aon Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, other than those which, individually or in the aggregate, would not reasonably be expected to have an Aon Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Aon SEC Documents.

Section 6.7 Compliance with Laws; Permits.

(a) Aon and each Aon Subsidiary are in compliance with and are not in default under or in violation of any Laws, applicable to Aon, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect.

(b) Aon and the Aon Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, clearances, approvals, registrations and orders of any Governmental Entity necessary for Aon and the Aon Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Aon Permits”), except where the failure to have any of the Aon Permits would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. All Aon Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. There is no action pending, or, to the knowledge of Aon, threatened, that seeks or would reasonably be expected to result in (nor is there, to the knowledge of Aon, any existing condition, situation or set of circumstances that would reasonably be expected to result in) the revocation, cancellation, termination, non-renewal or adverse modification of any Aon Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not been and would not reasonably be expected to be, individually or in the aggregate, material to the WTW and its Subsidiaries, taken as a whole.

(c) Notwithstanding anything contained in this Section 6.7, no representation or warranty shall be deemed to be made in this Section 6.7 in respect of the matters referenced in Section 6.4, or Section 6.5, or in respect of environmental, Tax, employee benefits or labor Law matters.

Section 6.8 Environmental Laws and Regulations. Except for such matters as would not, individually or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect: (a) Aon and its Subsidiaries are now and have been since January 1, 2018 in compliance with all, and have not violated any, applicable Environmental Laws; (b) no property currently or formerly owned, leased or operated by Aon or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), or any other location used by Aon or any of the Aon Subsidiaries, is contaminated with any Hazardous Substance in a manner that is or is reasonably likely to be required to be remediated or removed, that is in violation of any Environmental Law, or that is reasonably likely to give rise to any Environmental Liability; (c) since January 1, 2018, neither Aon nor any of its Subsidiaries has received any notice, demand letter, claim or request, for information alleging that Aon or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law or are allegedly subject to any Removal, Remedial or Response actions; (d) neither Aon nor any of its Subsidiaries is subject to any order, decree, injunction or agreement with any Governmental Entity, or any indemnity or other agreement with any third party, imposing liability or obligations relating to any Environmental Law or any Hazardous Substance; and (e) Aon has all of the material Environmental Permits necessary for the conduct and operation of its business as now being conducted, all such Environmental Permits are valid and in full force and effect and Aon and the Aon Subsidiaries are in compliance with such Environmental Permits.

Section 6.9 Employee Benefit Plans.

(a) Section 6.9(a) of the Aon Disclosure Letter sets forth a true and complete list, of each material Aon Benefit Plan. “Aon Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, share, share option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, death in service, employment, change-in-control, collective bargaining, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, program or arrangement, in each case for the benefit of current or former employees, directors or consultants (or any dependent or beneficiary thereof) of Aon or any Aon Subsidiary or with respect to which Aon or any Aon Subsidiary has or may have any present or future obligation or liability (whether actual or contingent).

(b) With respect to each material Aon Benefit Plan, Aon has made available to WTW as of the date hereof or as reasonably practicable thereafter but in any event no later than thirty (30) days following the date hereof, correct and complete copies of, in each case, to the extent applicable, (i) all the applicable plan documents and all material amendments thereto, including all material funding and covenant support arrangements; (ii) the most recent annual report on Form 5500 (if applicable) and the most recent audited financial statement or actuarial valuation report; (iii) the most recent determination or opinion letter from the U.S. Internal Revenue Service (if applicable); and (iv) any material correspondence within the last 12 months with applicable regulatory bodies in respect of the Aon Benefit Plan.

(c) (i) Except as would not, individually, or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect, (i) each of the Aon Benefit Plans has been operated and administered in compliance with its terms and applicable Laws; (ii) each Aon Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, and to the knowledge of Aon, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Aon Benefit Plan that is subject to U.S. law provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Aon or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA; (iv) neither Aon nor any ERISA Affiliate has or has had in the past six (6) years an obligation to contribution to a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that is subject to U.S. law that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (v) all contributions or other amounts payable by Aon or its Subsidiaries pursuant to each Aon Benefit Plan in respect of current or prior plan years have been timely paid or, to the extent not yet due, accrued in accordance with GAAP or applicable international accounting standards; (vi) to the knowledge of Aon there has occurred no, non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) with respect to any Aon Benefit Plan; and (vii) there are no pending, or to the knowledge of Aon, threatened in writing, claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of Aon Benefit Plans.

(d) Except as set forth in Section 6.9(d) of the Aon Disclosure Letter, in the past six (6) years, neither Aon, any Aon Subsidiary nor any of their respective ERISA Affiliates has or has had an obligation to contribute to, or has or has had any liability with respect to, a “defined benefit plan” as defined in Section 3(35) of ERISA (a “Aon Single Employer Plan”) or any other pension plan subject to Title IV of ERISA. Except as would not, individually, or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect, no failure to satisfy the minimum funding standards (within the meaning of Section 302 of ERISA and Section 412 of the Code, whether or not waived) has occurred with respect to any Aon Single Employer Plan, and there has been no determination that any Aon Single Employer Plan is, or is expected to be, in “at risk” status (within the meaning of Section 303 of ERISA) . With respect to each Aon Single Employer Plan, neither Aon, any Aon Subsidiary nor any of their respective ERISA Affiliates has (i) incurred any unsatisfied liability under Title IV of ERISA with respect to the termination of any Aon Single Employer Plan, including but not limited to the imposition of any lien in favor of the PBGC or any Aon Single Employer Plan, (ii) received from the PBGC any notice relating to an intention to terminate any Aon Single Employer Plan, including but not limited to the imposition of any lien in favor of the PBGC or any Aon Single Employer Plan, or (iii) incurred any liability under Title IV of ERISA that has not been satisfied in full and no condition exists that is likely to cause Aon, any Aon Subsidiary or any of their respective ERISA Affiliates to incur liability thereunder, that, in each case of (i) through (iii), that would reasonably be expected to result in a material liability to Aon or an Aon Subsidiary.

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of Aon or any Aon Subsidiary under any Aon Benefit Plan or otherwise, (ii) increase any compensation or benefits otherwise payable or to be provided under any Aon Benefit Plan or (iii) result in any acceleration of the time of payment, funding or vesting of any compensation or benefits, or (iv) trigger any increased or accelerated contributions to any Aon Benefit Plan or trigger any change in the funding or covenant support arrangements for any Aon Benefit Plan.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect, each Aon Benefit Plan subject to U.S. law has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. Aon is not a party to nor does it have any obligation under any Aon Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect, (i) each Aon Benefit Plan that is not subject to U.S. law (each, a “Aon Foreign Benefit Plan”) has been established, maintained and administered in compliance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) all employer and employee contributions to each Aon Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters and (iii) except with respect to each Aon Foreign Benefit Plan that is a UK defined benefit pension plan (each, a “Aon UK DB Plan”), the fair market value of the assets of each funded Aon Foreign Benefit Plan, the liability of each insurer for any Aon Foreign Benefit Plan funded through insurance or the book reserve established for any Aon Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Aon Foreign Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. In respect of each Aon UK DB Plan, such plans have complied in all material respects with the requirements of Part 3 (Scheme Funding) of the U.K. Pensions Act 2004, no action has been taken which might reasonably be expected to result in the U.K. pensions regulator using its powers to issue a “contribution notice” or “financial support direction” under Part 1 (Pensions Regulator) of the U.K. Pensions Act 2004 and there has been no communication from the U.K. pensions regulator raising concerns about the funding or support arrangements of such plans or the impact of any corporate activity on such plans.

Section 6.10 Absence of Certain Changes or Events.

(a) From December 31, 2019 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of fact that has had, or would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect.

(b) From December 31, 2019 through the date hereof, the business of Aon and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice.

(c) From December 31, 2019 through the date of this Agreement, neither Aon nor any Aon Subsidiary has taken any action that would constitute a breach of Section 7.2(ii)(d) or (m) had such action been taken after the execution of this Agreement.

Section 6.11 Investigation; Litigation. As of the date hereof, (a) there is no investigation or review pending (or, to the knowledge of Aon, threatened) by any Governmental Entity with respect to Aon or any Aon Subsidiary or any of their respective properties, rights or assets, and (b) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Aon, threatened) against Aon or any Aon Subsidiary or any of their respective properties, rights or assets before, and (c) there are no orders, judgments, injunctions, ruling or decrees imposed upon Aon or any Aon Subsidiary or any of their respective properties, rights or assets by or before any Governmental Entity, which, in the case of clause (a), (b), or (c), would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect or that would in any manner challenge or seek to prevent, enjoin or alter any of the Transactions.

Section 6.12 Information Supplied. The information relating to Aon and its Subsidiaries to be contained in the Scheme Document, the Joint Proxy Statement and any other documents filed or furnished with or to the High Court, the SEC or pursuant to the Act and the Takeover Rules in each case in connection with the Acquisition will not, on the date the Scheme Document and the Joint Proxy Statement (and any amendment or supplement thereto) is first proposed to Aon Shareholders and at the time of the Court Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement (other than the portions thereof relating solely to the meeting of the Aon Shareholders) will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document and any related documents for which the Aon Board of Directors are responsible under the Takeover Rules and any related filings for which the Aon Board of Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Section 6.12, no representation or warranty is made by Aon with respect to information or statements made or incorporated by reference in the Joint Proxy Statement or the Scheme Document which were not supplied by or on behalf of Aon.

Section 6.13 Tax Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to Aon or any Aon Subsidiary have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii) Aon and the Aon Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with GAAP on the financial statements of Aon and the Aon Subsidiaries;

(iii) there is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of Aon or any Aon Subsidiary, other than for which adequate reserves have been established in accordance with GAAP on the financial statements of Aon and the Aon Subsidiaries;

(iv) neither Aon nor any Aon Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and

(v) there are no Liens for Taxes upon any property or assets of Aon or any Aon Subsidiary, except for Aon Permitted Liens.

(b) Neither Aon nor any Aon Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local, or non-U.S. Law) in the two years prior to the date of this Agreement.

(c) Neither Aon nor any Aon Subsidiary is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement or has any liability for material Taxes of any Person (other than Aon or any Aon Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise (other than, in each case, (i) such an agreement or arrangement exclusively between or among Aon and Aon Subsidiaries or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes).

(d) Neither Aon nor any Aon Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law but not including EU Council Directive 2018/822/EU of May 25, 2018).

(e) Neither Aon nor any Aon Subsidiary is or has been treated as an “expatriated entity” or “surrogate foreign corporation” under Section 7874 of the Code. Neither Aon nor any Aon Subsidiary is or has at any time been a corporation treated as a domestic corporation pursuant to Section 7874 of the Code.

(f) Neither Aon nor any Aon Subsidiary is aware of the existence of or has knowledge of any fact, agreement, plan or circumstance, or has taken, agreed, or omitted to take any action, that could reasonably be expected to prevent or impede the Intended Tax Treatment.

(g) Aon is not and has never been a “passive foreign investment company” within the meaning of Section 1297(a) of the Code nor expects to be a passive foreign investment company on or prior to the Completion Date (determined as if the taxable year of Aon ended on the Completion Date).

Section 6.14 Labor Matters.

(a) Neither Aon nor, to its knowledge, any Aon Subsidiary is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union. Neither Aon nor any Aon Subsidiary is subject, or has been subject in the three-year period preceding the date of this Agreement, to an unfair labor practice proceeding to a labor dispute, strike or work stoppage except as would not have, individually or in the aggregate, an Aon Material Adverse Effect. To the knowledge of Aon, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Aon or any Aon Subsidiary, except for those the formation of which would not have, individually or in the aggregate, an Aon Material Adverse Effect.

(b) The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of Aon or any Aon Subsidiary, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have an Aon Material Adverse Effect, neither Aon or any of the Aon Subsidiaries has, or is reasonably expected to have, any liabilities under the WARN Act. To the knowledge of Aon, in the last five (5) years, no allegations of sexual harassment or other kinds of bona fide workplace harassment (including workplace retaliation) have been made against any senior manager or executive officer of Aon or an Aon Subsidiary, except as would not reasonably be expected to result in a material liability to, or to materially and adversely affect the reputation, finances or operations of Aon or an Aon Subsidiary.

Section 6.15 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, Aon or an Aon Subsidiary is the sole and exclusive owner of all right, title, and interest in and to the Registered Aon IP and all other Intellectual Property owned or purported to be owned by Aon or any of its Subsidiaries, free and clear of all Liens and other encumbrances or any licenses other than non-exclusive licenses granted by Aon or an Aon Subsidiary in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, either Aon or an Aon Subsidiary is the sole and exclusive owner of all right, title, and interest in and to, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, and such rights comprise all Intellectual Property necessary and sufficient to enable Aon and its Subsidiaries to conduct their respective businesses in the manner in which such businesses are currently being conducted and proposed to be conducted. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, the Registered Aon IP is subsisting and the Registered Aon IP that has been issued or registered, is valid and enforceable. There are no pending or, to the knowledge of Aon, threatened claims against Aon or its Subsidiaries by any Person alleging infringement, misappropriation, or unauthorized use by Aon or its Subsidiaries for their use of any Intellectual Property in their respective businesses, and Aon and its Subsidiaries have not received written notice of any such claim, nor has Aon or any of its Subsidiaries received a written invitation or request that such Person consider obtaining a license under any patent rights of a third party, in each case, that would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, Aon and its Subsidiaries have taken reasonable steps to maintain the confidentiality of all of their Trade Secrets and all Trade Secrets owned by any Person to whom Aon or any of its Subsidiaries has a confidentiality obligation. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, none of Aon or any of its Subsidiaries, the products or services distributed, sold or offered by the business of Aon or its Subsidiaries, nor the conduct of the business of Aon or any of its Subsidiaries, has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property right of any Person. As of the date hereof, neither Aon nor any of its Subsidiaries has made any claim of an infringement, misappropriation or other violation by any Person of its rights to or in connection with any Intellectual Property used in the business of Aon or its Subsidiaries which infringement, misappropriation or other violation would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, (i) all past and present employees, contractors and consultants of Aon or any of its Subsidiaries who have had access to Trade Secrets of Aon or any of its Subsidiaries or have participated in the development of Intellectual Property for Aon or any of its Subsidiaries are bound by valid and enforceable written agreements pursuant to which such Persons (A) assign to Aon or its applicable Subsidiary all of such Person’s right, title and interest in and to all Intellectual Property developed by such Person within the scope of such Person’s employment or engagement with or by Aon such Subsidiary and (B) are obligated to safeguard and protect such Trade Secrets of Aon or its applicable Subsidiary (including with respect to the disclosure and use thereof), and (ii) to the knowledge of Aon, no such Person has breached any of its obligations to Aon or its Subsidiaries. To the knowledge of Aon, no third-party has infringed, misappropriated or otherwise violated any Intellectual Property owned by Aon or any of its Subsidiaries, or has breached any confidentiality obligations with respect to any Trade Secret of Aon or any of its Subsidiaries, in each case that would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. There are no pending or, to the knowledge of Aon, threatened claims against Aon or any of its Subsidiaries by any Person challenging the ownership, enforceability or validity of any Intellectual Property of Aon or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, (1) Aon and each of its Subsidiaries have taken commercially reasonable steps to maintain and protect the performance, confidentiality, integrity and security of all information technology systems owned or controlled by Aon or any of its Subsidiaries and used in the conduct of their respective businesses and (2) such information technology systems are adequate and sufficient to enable Aon and its Subsidiaries to conduct their respective businesses.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, Aon and all of the Aon Subsidiaries have complied in all material respects with (i) all Privacy Policies, (ii) all Privacy Laws and (iii) all contractual commitments that Aon or any of its Subsidiaries have entered into with respect to Personal Information. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, no action, audit, assessment, suit, legal proceeding, investigation, administrative enforcement proceeding or arbitration proceeding before any court, administrative body or other Governmental Entity has been filed or commenced against Aon or an Aon Subsidiary nor threatened against Aon or any of the Aon Subsidiaries by any Person challenging Aon’s compliance with Privacy Laws or Privacy Policies or other policies or practices with respect to privacy and data security. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, to the knowledge of Aon, there have been no material unauthorized intrusions or breaches of the security of the information technology systems used in the conduct of the business of Aon or any of its Subsidiaries and owned by Aon or any of its Subsidiaries during the prior twelve (12) months. Neither Aon nor any of its Subsidiaries have received in the prior six (6) months any written notice or claim alleging a violation of any Person’s rights under any applicable Privacy Law or under any of Aon’s or any of its Subsidiaries’ Privacy Policies, in each case, in connection with the business of Aon or any of the Aon Subsidiaries that would reasonably be expected to have an Aon Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, Aon and the Aon Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control (“Aon Data”) and to prevent unauthorized access, use or alteration of Aon Data. Neither Aon, any of the Aon Subsidiaries, nor to Aon’s knowledge, any other Person, has made any illegal or, except as would not reasonably be expected to be material to Aon or its Subsidiaries, unauthorized use of any Personal Information collected by or on behalf of Aon or the Aon Subsidiaries.

Section 6.16 Real Property.

(a) With respect to the real property owned by Aon or any Subsidiary at which the material operations of Aon and the Aon Subsidiaries are conducted as of the date hereof (such property collectively, the “Aon Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, either Aon or an Aon Subsidiary has good and valid title to such Aon Owned Real Property, free and clear of all Liens, other than any such Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed on the most recent consolidated balance sheet of Aon or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Aon (v) gaps in the chain of title evident from the records of the applicable Governmental Entity maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (vi) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (vii) statutory landlords’ liens and liens granted to landlords under any lease, (viii) any purchase money security interests, equipment leases or similar financing arrangements or (ix) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of clauses (i) through (ix), “Aon Permitted Lien”). As of the date hereof, neither Aon nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Aon there is no threatened, condemnation proceeding with respect to any Aon Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, (i) each material lease, sublease and other agreement under which Aon or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Aon and its Subsidiaries are conducted as of the date hereof (the “Aon Leased Real Property”), is valid, binding and in full force and effect, except that (A) enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought and (ii) no uncured default of a material nature on the part of Aon or, if applicable, its Subsidiary or, to the knowledge of Aon, the landlord thereunder exists with respect to any Aon Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, Aon and each of its Subsidiaries has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the lease, sublease or other agreement applicable thereto, the Aon Leased Real Property, free and clear of all Liens, except for Aon Permitted Liens.

Section 6.17 Opinion of Financial Advisor. The Aon UK Board of Directors has received an opinion from Credit Suisse Securities (USA) LLC, dated as of March 8. 2020, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio set forth in this Agreement is fair, from a financial point of view, to Aon. An executed copy of such opinion will be made available to WTW solely for informational purposes promptly after the date hereof. As of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 6.18 Required Vote. The Aon Shareholder Approval is the only vote of holders of securities of Aon which is required to consummate the Transactions.

Section 6.19 Material Contracts.

(a) Except for this Agreement, Section 6.19 of the Aon Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 6.19(a) under which Aon or any Aon Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 6.19(a) being referred to herein as the “Aon Material Contracts”):

(i) any partnership, joint venture, strategic alliance or collaboration Contract which is material to Aon and its Subsidiaries, taken as a whole;

(ii) any Contract that (A) purports to materially limit (1) the material lines of business of Aon and its Subsidiaries (including, after the Effective Time, WTW and its Subsidiaries) or (2) the geographic area in which any of them may so engage in such business or (B) would require the disposition of any material assets or material line of business of Aon and its Subsidiaries (including, after the Effective Time, WTW and its Subsidiaries taken as a whole) as a result of the consummation of the Transactions;

(iii) each acquisition or divestiture Contract or licensing agreement that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $50 million in the twelve (12) month period following the date hereof;

(iv) each Contract relating to outstanding Indebtedness of Aon or its Subsidiaries for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $50 million other than (A) Contracts solely among Aon and any wholly-owned Aon Subsidiary or a guarantee by Aon or an Aon Subsidiary of an Aon Subsidiary, (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $50 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), and (C) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Aon SEC Documents;

(v) each Contract (other than an Aon Benefit Plan) between Aon, on the one hand, and any officer, director or Affiliate (other than a wholly-owned Aon Subsidiary) of Aon or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract (other than an Aon Benefit Plan) pursuant to which Aon has an obligation to indemnify such officer, director, Affiliate or family member;

(vi) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $25 million annually or in the aggregate) under which Aon or any Aon Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party, which Contract is material to Aon and the Aon Subsidiaries, taken as a whole;

(vii) any Contract (excluding licenses for commercially available computer software that are generally available on standard terms for fees of no more than $25 million annually or in the aggregate) under which Aon or any Aon Subsidiary has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights (including any development thereof), which Contract is material to Aon and the Aon Subsidiaries, taken as a whole;

(viii) any shareholders, investors rights, registration rights or similar agreement or arrangement of Aon or any of its Significant Subsidiaries;

(ix) any Contract that relates to any swap, forward, futures, or other similar derivative transaction for hedging purposes with a notional value in excess of $100 million;

(x) any material collective bargaining agreement or other Contract with any labor union;

(xi) any Contract involving the settlement of any action or threatened action (or series of related actions) which will (A) involve payments after the date hereof of consideration in excess of $25 million or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

(xii) any Contract not otherwise described in any other subsection of this Section 6.19(a) that would be required to be filed by Aon as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) Neither Aon nor any Aon Subsidiary is in breach of or default under the terms of any Aon Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. To the knowledge of Aon, as of the date hereof, no other party to any Aon Material Contract is in breach of or default under the terms of any Aon Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, each Aon Material Contract is a valid and binding obligation of Aon or the Subsidiary of Aon which is party thereto and, to the knowledge of Aon, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 6.20 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, as of the date hereof, (a) all current, insurance policies and Contracts of Aon and its Subsidiaries are in full force and effect and are valid and enforceable and (b) all premiums due thereunder have been paid. Neither Aon nor any of its Subsidiaries has received notice of cancellation or termination with respect to any third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect.

Section 6.21 Finders and Brokers. Neither Aon nor any Aon Subsidiary has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 6.21 of the Aon Disclosure Letter, who might be entitled to any fee or any commission in connection with or upon consummation of the Acquisition.

Section 6.22 FCPA and Anti-Corruption.

(a) Except for those matters which, individually or in the aggregate, would not reasonably be expected to have an Aon Material Adverse Effect:

(i) neither Aon nor any Aon Subsidiary, nor any director, manager or employee of Aon or any Aon Subsidiary has in the last five (5) years, in connection with the business of Aon or any Aon Subsidiary, itself or, to Aon’s knowledge, any of its agents, representatives, sales intermediaries, or any other third party, in each case, acting on behalf of Aon or any Aon Subsidiary, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable);

(ii) neither Aon nor any Aon Subsidiary, nor any director, manager or employee of Aon or any Aon Subsidiary, are, or in the past five (5) years have been, subject to any actual, pending, or threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Aon or any Aon Subsidiary in any way relating to applicable Bribery Legislation, including the FCPA;

(iii) Aon and each Aon Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aon and each Aon Subsidiary as required by the FCPA in all material respects;

(iv) Aon and each Aon Subsidiary has instituted policies and procedures designed to help ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(v) No officer, director, or employee of Aon or any Aon Subsidiary is a Government Official.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, Aon and each Aon Subsidiary, any of their respective directors, officers, employees, and, to the knowledge of Aon, any person acting on behalf thereof, are and at all times within the past five (5) years have been in compliance in all material respects with Trade Controls. In the past five years, there have been no claims, complaints, charges, investigations, voluntary disclosures or proceedings under Trade Controls, and to the knowledge of WTW, there are no pending or threatened claims or investigations involving suspect or confirmed violations thereof, in each case, as would not reasonably be expected to result in a material liability to Aon or an Aon Subsidiary.

(c) Except would not reasonably be expected to have, individually or in the aggregate, an Aon Material Adverse Effect, none of Aon, its Subsidiaries, any of their respective directors, officers, employees, or, to the knowledge of Aon, any person acting on behalf thereof, respectively, is a person with whom dealings are prohibited under applicable Trade Controls, including any Prohibited Party; or engaged, directly or indirectly, in dealings or transactions with Prohibited Parties or otherwise in violation of Trade Controls.

Section 6.23 Takeover Statutes; No Rights Agreement. The Aon UK Board of Directors has taken all action necessary so that no Takeover Statutes are applicable to the Acquisition or the Scheme and the other Transactions. Aon does not have in effect any “poison pill” or shareholder rights plan.

Section 6.24 Aon Ireland. Prior to the Aon CSA, Aon Ireland will not have incurred any obligations or liabilities.

Section 6.25 No Other Representations. Except for the representations and warranties contained in Article V, Aon acknowledges that neither WTW nor any Representative of WTW makes, and Aon acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to WTW or any of its Subsidiaries or with respect to any other information provided or made available to Aon in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Aon or to its Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE VII.

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE

ACQUISITION

Section 7.1 Conduct of Business by WTW Pending Completion. WTW agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 7.1 of the WTW Disclosure Letter, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by Aon (which consent shall not be unreasonably withheld, delayed or conditioned), WTW (i) shall, and shall cause each WTW Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice in order to preserve the value of WTW and each WTW Subsidiary and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; (provided, however, that (A) no action that is specifically permitted by any of subclauses (a) through (q) of Section 7.1(ii) shall be deemed a breach of (x) this clause (i) or (y) any other subclause of Section 7.1(ii), (B) assuming compliance with Section 7.1(i), in no event will the departure of employees, brokers, agents, independent contractors, vendors or clients in and of itself be deemed to be a breach or violation of this Section 7.1 and (C) no inaction due to the failure by Aon to provide consent as described pursuant to subclauses (a) through (q) of Section 7.1(ii) shall be deemed a breach of this Section 7.1(i)) and (ii) WTW shall not, and shall not permit any WTW Subsidiary to:

(a) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares in its capital or other securities of WTW or any WTW Subsidiary), except (i) that WTW may continue the declaration and payment of regular quarterly cash dividends on WTW Shares, not to exceed $0.68 per share for each quarterly dividend and (ii) for dividends and distributions paid or made on a pro rata basis by a WTW Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned WTW Subsidiary to WTW or another wholly-owned WTW Subsidiary;

(b) split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned WTW Subsidiary which remains a wholly-owned WTW Subsidiary after consummation of such transaction;

(c) except as required by applicable Law or any WTW Benefit Plan in effect as of the date of this Agreement, or as otherwise permitted pursuant to Section 7.1(ii)(g), (i) increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants (other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice), (ii) grant or increase to any of its directors, officers, employees or consultants any severance, termination, change in control or retention pay or benefits, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation in the ordinary course of business consistent with past practice), (iv) enter into any employment, severance, retention or change in control agreement with any of its directors, officers, employees or consultants (other than (x) offer letters that do not otherwise provide for severance, retention or change in control payments or benefits and (y) retention program or arrangements entered into in the ordinary course of business with Persons which became directors, officers, employees or consultants of WTW in connection with acquisitions of Persons or businesses following the date hereof and otherwise permitted hereby), (v) establish, adopt, enter into, materially amend or terminate any collective bargaining agreement or WTW Benefit Plan (or a plan or arrangement that would be a WTW Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants;

(d) make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in any Person or any business or division of any Person (including by means of an asset purchase), or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $200 million in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions), (ii) capital expenditures otherwise permitted by Section 7.1(ii)(n), (iii) transactions between WTW and a wholly-owned WTW Subsidiary or between wholly-owned WTW Subsidiaries or (iv) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(f) amend WTW Governing Documents, and shall not permit any Significant Subsidiary of WTW to adopt any amendments to its governing documents in a manner that would be materially adverse to WTW or the combined company;

(g) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted shares), voting securities or other equity interest in WTW or any WTW Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” equity or “phantom” stock equity rights (including additional WTW Phantom Stock Unit Awards), stock appreciation rights or stock equity-based performance units or take any action to cause to be exercisable any otherwise unexercisable WTW Equity Award under any existing WTW Equity Plan (except as otherwise provided by the express terms of any WTW Equity Award outstanding on the date hereof), other than annual grants of WTW Options, WTW RSU Awards or WTW PSU Awards made in the ordinary course of business and consistent with past practice and issuances of WTW Shares (i) in respect of any exercise of WTW Options or the vesting, lapse of restrictions with respect to or settlement of WTW Equity Awards, outstanding as of the date hereof or issued in accordance with this Agreement, in each case, in accordance with their respective terms, (ii) pursuant to the terms of WTW ESPP, or (iii) transactions between WTW and a wholly-owned WTW Subsidiary or between wholly-owned WTW Subsidiaries;

(h) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of WTW Shares tendered by holders of WTW Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by WTW of WTW Equity Awards in connection with the forfeiture of such awards and (iii) transactions between WTW and a wholly-owned WTW Subsidiary or between wholly-owned WTW Subsidiaries;

(i) except in respect of any unsecured commercial paper programs established by WTW or any wholly-owned WTW Subsidiary, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among WTW and its Subsidiaries or among WTW Subsidiaries, in each case, in the ordinary course of business consistent with past practice, (ii) Indebtedness for borrowed money incurred to replace, renew, prepay, extend, refinance or refund any existing Indebtedness for borrowed money of WTW or any of the WTW Subsidiaries maturing on or prior to the twelve (12) month anniversary of the date of such refinancing or prepayment, (iii) guarantees by WTW of Indebtedness for borrowed money of the WTW Subsidiaries or guarantees by WTW Subsidiaries of Indebtedness for borrowed money of WTW or any WTW Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iv) Indebtedness for borrowed money incurred pursuant to (A) agreements entered into by WTW or any WTW Subsidiary in effect prior to the execution of this Agreement and set forth in Section 7.1(ii)(i)(A) of the WTW Disclosure Letter and (B) other agreements that may be entered into following the date hereof and set forth in Section 7.1(ii)(i)(B) of the WTW Disclosure Letter, (v) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments and (vi) Indebtedness for borrowed money not to exceed $100 million in aggregate principal amount outstanding at any time incurred by WTW or any of the WTW Subsidiaries other than in accordance with clauses (i) through (v); provided that nothing contained herein shall prohibit WTW and WTW Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice; provided, further, that in the case of clauses (ii), (iv) and (v), the consummation of the Transactions and compliance with the provisions hereof will not result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any such Indebtedness.

(j) make any loans to any other Person, except for loans (a) that are either (i) among WTW and its Subsidiaries or (ii) among WTW’s Subsidiaries or (b) to employees of WTW, in each case in the ordinary course of business consistent with past practice;

(k) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than WTW Permitted Liens), any of its properties or assets (including shares in the capital of the WTW Subsidiaries), except (i) pursuant to an existing agreement in effect prior to the execution of this Agreement that is listed on Section 7.1(ii)(k) of the WTW Disclosure Letter, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 7.1(ii)(i), (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $150 million in the aggregate for all such transactions, (iv) assets and properties associated with discontinued operations, (v) in the case of the grant of a non-exclusive license, transactions where a grant of a non-exclusive license is incidental to the primary purpose of such transaction and (vi) for transactions among WTW and its wholly-owned WTW Subsidiaries or among wholly-owned WTW Subsidiaries;

(l) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against WTW or any of the WTW Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) involve the payment by WTW or any of the WTW Subsidiaries for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement individually, $35 million, (ii) does not impose any injunctive relief on WTW and WTW Subsidiaries, (iii) does not provide for the license, covenant not to assert, or otherwise granting of any rights, of or under any material Intellectual Property and (iv) does not contain an admission of liability by WTW or any of its Representatives;

(m) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause WTW or any WTW Subsidiary to be treated as a “surrogate foreign corporation” or an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions;

(n) except in the ordinary course of business consistent with past practice, or in accordance with WTW’s anticipated capital expenditures for its 2020 fiscal year described on Section 7.1(ii)(n) of the WTW Disclosure Letter or in excess of $200 million in fiscal year 2021, make any new capital expenditure or expenditures, or commit to do so;

(o) except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 7.1(ii) and excluding any WTW Material Contracts of the type described in Section 5.19(a)(ii) to the extent relating to the lines of business of WTW and its Subsidiaries (but subject to the other restrictions set forth in this Section 7.1(ii)), (i) enter into any Contract that would, if entered into prior to the date hereof, be a WTW Material Contract, or (ii) materially modify, materially amend or terminate any WTW Material Contract or waive, release or assign any material rights or claims thereunder;

(p) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution or restructuring or other reorganization of WTW; or

(q) agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.2 Conduct of Business by Aon Pending Completion. Aon agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, except (a) as set forth in Section 7.2 of the Aon Disclosure Letter, (b) as specifically required by this Agreement (including in respect of the Aon CSA), (c) as required by Law, (d) in connection with the Aon CSA, or (e) as consented to in writing by WTW (which consent shall not be unreasonably withheld, delayed or conditioned), Aon (i) shall and shall, cause each Aon Subsidiary to, conduct its business in all material respects in the ordinary course of business consistent with past practice in order to preserve the value of Aon and each Aon

Subsidiary and use reasonable best efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations; (provided, however, that (A) no action that is specifically permitted by any of subclauses (a) through (r) of Section 7.2(ii) shall be deemed a breach of (x) this clause (i) or (y) any other subclause of Section 7.2(ii), (B) assuming compliance with Section 7.2(i), in no event will the departure of employees, brokers, agents, independent contractors, vendors or clients in and of itself be deemed to be a breach or violation of this Section 7.2 and (C) no inaction due to the failure by WTW to provide consent as described pursuant to subclauses (a) through (r) of Section 7.1(ii) shall be deemed a breach of this Section 7.2(i)) and (ii) Aon shall not, and shall not permit any Aon Subsidiary to:

(a) authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares in its capital or other securities of Aon or any Aon Subsidiary), except (i) that Aon may continue the declaration and payment of regular quarterly cash dividends on the Aon Shares, not to exceed $0.49 per share for each quarterly dividend, and (ii) for dividends and distributions paid or made on a pro rata basis by an Aon Subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Aon Subsidiary to Aon or another wholly-owned Aon Subsidiary;

(b) split, combine, reduce or reclassify any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned Aon Subsidiary which remains a wholly-owned Aon Subsidiary after consummation of such transaction;

(c) except as required by applicable Law or any Aon Benefit Plan, or as otherwise permitted pursuant to Section 7.2(ii)(g), (i) increase the compensation or benefits payable or to be provided to any of its directors, officers, employees or consultants (other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice), (ii) grant or increase to any of its directors, officers, employees or consultants any severance, termination, change in control or retention pay or benefits, (iii) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation (other than the payment of accrued and unpaid cash bonuses or other cash incentive compensation in the ordinary course of business consistent with past practice), (iv) enter into any employment, severance, retention or change in control agreement with any of its directors, officers, employees or consultants (other than (x) offer letters that do not otherwise provide for severance, retention or change in control payments or benefits and (y) retention program or arrangements entered into in the ordinary course of business with Persons who became directors, officers, employees or consultants of Aon in connection with acquisitions of Persons or businesses following the date hereof otherwise permitted hereby), (v) establish, adopt, enter into, materially amend or terminate any collective bargaining agreement or Aon Benefit Plan (or a plan or arrangement that would be an Aon Benefit Plan if in existence as of the date hereof), or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to be provided to any of its directors, officers, employees or consultants;

(d) make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(e) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in any Person or any business or division of any Person (including by means of an asset purchase), or any mergers, consolidations or business combinations, except for (i) such transactions that collectively do not have purchase prices that exceed $200 million in the aggregate (provided that any such transactions, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or impede the consummation of the Transactions), (ii) capital expenditures otherwise permitted by Section 7.2(ii)(n), (iii) transactions between Aon and a wholly-owned Aon Subsidiary or between wholly-owned Aon Subsidiaries or (iv) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement;

(f) amend the Aon Organizational Documents, and shall not permit any Significant Subsidiary of Aon to adopt any amendments to its governing documents in a manner that would be materially adverse to WTW or the combined company;

(g) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted shares), voting securities or other equity interest in Aon or any Aon Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in, voting securities or equity interest or any “phantom” equity, “phantom” equity rights, appreciation rights or equity-based performance units or take any action to cause to be exercisable any otherwise unexercisable Aon Equity Award under any existing Aon Equity Plan (except as otherwise provided by the express terms of any Aon Equity Award outstanding on the date hereof), other than annual grants of Aon Equity Awards made in the ordinary course and consistent with past practice and issuances of Aon Shares (i) in respect of the vesting, lapse of restrictions with respect to or settlement of Aon Equity Awards outstanding as of the date hereof or issued in accordance with this Agreement, in each case, in accordance with their respective terms, (ii) pursuant to the terms of the Aon ESPP, or (iii) transactions between Aon and a wholly-owned Aon Subsidiary or between wholly-owned Aon Subsidiaries;

(h) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) redemptions or acquisitions of Aon Shares tendered by holders of Aon Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the redemption or acquisition by Aon of Aon Equity Awards in connection with the forfeiture of such awards and (iii) transactions between Aon and a wholly-owned Aon Subsidiary or between wholly-owned Aon Subsidiaries;

(i) except in respect of any unsecured commercial paper programs established by Aon or any wholly-owned Aon Subsidiary, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among Aon and its Subsidiaries or among Aon Subsidiaries, in each case, in the ordinary course of business consistent with past practice (ii) Indebtedness for borrowed money incurred to replace, renew, extend, refinance, prepay, or refund any existing Indebtedness for borrowed money of Aon or any of the Aon Subsidiaries maturing on or prior to the twelve (12) month anniversary of the date of such refinancing or prepayment, (iii) guarantees by Aon of Indebtedness for borrowed money of Aon Subsidiaries or guarantees by Aon Subsidiaries of Indebtedness for borrowed money of Aon or any Aon Subsidiary, which Indebtedness is incurred in compliance with this clause (i), (iv) Indebtedness for borrowed money incurred pursuant to (A) agreements entered into by Aon or any Aon Subsidiary in effect prior to the execution of this Agreement and set forth in Section 7.2(ii)(i)(A) of the Aon Disclosure Letter and (B) other agreements that may be entered into following the date hereof and set forth in Section 7.2(ii)(i)(B) of the Aon Disclosure Letter, (v) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments and (vi) Indebtedness for borrowed money not to exceed $700 million in aggregate principal amount outstanding at any time incurred by Aon or any of the Aon Subsidiaries other than in accordance with clauses (i) through (v); provided that nothing contained herein shall prohibit Aon and the Aon Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(j) make any loans to any other Person, except for loans (a) that are either (i) among Aon and its Subsidiaries or (ii) among Aon’s Subsidiaries or (b) to employees of Aon, in each case, in the ordinary course of business consistent with past practice;

(k) sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Aon Permitted Liens), any of its properties or assets (including shares in the capital of the Aon Subsidiaries), except (i) pursuant to an existing agreement in effect prior to the execution of this Agreement that is listed on Section 7.2(ii)(k) of the Aon Disclosure Letter, (ii) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 7.2(ii)(i), (iii) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $150 million in the aggregate for all such transactions, (iv) assets and properties associated with discontinued operations, (v) in the case of the grant of a non-exclusive license, transactions where a grant of a non-exclusive license is incidental to the primary purpose of such transaction and (vi) for transactions among Aon and its wholly-owned Aon Subsidiaries or among wholly-owned Aon Subsidiaries;

(l) compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Aon or any of the Aon Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (i) involves the payment by Aon or any of the Aon Subsidiaries for an amount (in excess of insurance proceeds) not to exceed, for any such compromise or settlement individually, $35 million, (ii) does not impose any injunctive relief on Aon and the Aon Subsidiaries (iii) does not provide for the license, covenant not to assert, or otherwise granting of any rights, of or under any material Intellectual Property and (iv) does not contain an admission of liability by Aon or any of its Representatives;

(m) make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, surrender any right to claim a material Tax refund, or take any action which would cause Aon or any Aon Subsidiary to be treated as a “surrogate foreign corporation” or an “expatriated entity” within the meaning of Section 7874(a)(2) of the Code as a result of the Transactions;

(n) except in the ordinary course of business consistent with past practice, or in accordance with Aon’s anticipated 2020 capital expenditures described on Section 7.2(ii)(n) of the Aon Disclosure Letter or in excess of $250 million in fiscal year 2021, make any new capital expenditure or expenditures, or commit to do so;

(o) except in the ordinary course of business consistent with past practice or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 7.2(ii) and excluding any Aon Material Contract of the type described in Section 6.19(a)(ii) to the extent relating to the lines of business of Aon and its Subsidiaries (but subject to the other restrictions set forth in this Section 7.2(ii)), (i) enter into any Contract that would, if entered into prior to the date hereof, be an Aon Material Contract, or (ii) materially modify, materially amend or terminate any Aon Material Contract or waive, release or assign any material rights or claims thereunder;

(p) other than in connection with the Aon CSA, adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution or restructuring of Aon;

(q) amend the terms of the Aon CSA in a manner that would be adverse in any material respect to WTW or the WTW Shareholders; or

(r) agree, in writing or otherwise, to take any of the foregoing actions.

Section 7.3 Solicitation by WTW.

(a) Subject to any actions which WTW is required to take so as to comply with the requirements of the Takeover Rules, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, WTW agrees that it shall not (and shall not permit any WTW Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its stockholders) which constitutes or would be reasonably expected to lead to a WTW

Competing Proposal, (ii) enter into or participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to WTW or any WTW Subsidiary or afford access to the business, properties, assets, books or records of WTW or any of the WTW Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any third party that would reasonably be expected to seek to make, or has made, a WTW Competing Proposal, (iii) engage in discussions with any Person with respect to any WTW Competing Proposal, (iv) except if the WTW Board of Directors determines in good faith (after consultation with WTW’s outside legal advisors) that such action or inaction would be inconsistent with the directors’ fiduciary duties under applicable Law, waive, terminate, modify or release any Person (other than Aon and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any WTW Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to Aon, the WTW Board Recommendation, (vii) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any WTW Competing Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 7.3(b)), or (viii) resolve or agree to do any of the foregoing (any act described in clauses (v) and (vi) above, a “WTW Change of Recommendation”). WTW shall immediately cease, and cause its directors, officers and employees to cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any WTW Competing Proposal or potential WTW Competing Proposal. WTW shall promptly inform its Representatives of WTW’s obligations under this Section 7.3. For purposes of this Section 7.3, the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act, other than with respect to WTW, Aon or any Aon Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, WTW and its Representatives may in any event inform a Person that has made or, to the knowledge of WTW, is considering making a WTW Competing Proposal of the provisions of this Section 7.3. WTW will promptly (and in each case within 72 hours from the date of this Agreement) request from each Person (and such Person’s Representatives) that has executed a confidentiality agreement during the last eighteen months in connection with its consideration of making a WTW Competing Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning WTW or any of its Subsidiaries and shall promptly (and in each case within 72 hours from the date of this Agreement) terminate all physical and electronic data access previously granted to each such Person.

(b) Notwithstanding the limitations set forth in Section 7.3(a), (X) if WTW receives, prior to WTW Shareholder Approval being obtained, a bona fide, unsolicited, written WTW Competing Proposal which has not resulted from a material breach of this Section 7.3, which the WTW Board of Directors determines in good faith after consultation with WTW’s outside legal and financial advisors (i) constitutes a WTW Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in a WTW Superior Proposal, or (Y) if required by Rule 20.2 of the Takeover Rules, then, in any such event, WTW may take the following actions: (x) furnish nonpublic information to the Person making such WTW Competing Proposal, if, and only if, prior to so furnishing such information, WTW receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to a WTW Competing Proposal.

(c) WTW shall notify Aon promptly (but in no event later than twenty-four (24) hours) after receipt of any WTW Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to a WTW Competing Proposal, or any initial inquiry or request for nonpublic information relating to WTW or any WTW Subsidiary by any Person who has made or would reasonably be expected to make any WTW Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the WTW Competing Proposal, inquiry or request or with whom WTW is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, WTW shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to Aon copies of any written proposal, offer or draft agreement relating to a WTW Competing Proposal or potential WTW Competing Proposal which is received by WTW from any Person (or from any representatives, advisors or agents of such Person) making such WTW Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a WTW Competing Proposal. WTW shall keep Aon reasonably informed of the status and material terms (including any material amendments or proposed amendments to such material terms) of any such WTW Competing Proposal or potential WTW Competing Proposal keep Aon reasonably informed as to the nature of any material discussions, negotiations or information requested of WTW, in each case, with respect any such WTW Competing Proposal or potential WTW Competing Proposal. WTW shall promptly (but in any event within twenty-four (24) hours) provide to Aon any material nonpublic information concerning WTW provided to any other Person in connection with any WTW Competing Proposal that was not previously provided to Aon and copies of all material written material received by WTW or any WTW Subsidiary from the person making a WTW Competing Proposal.

(d) Notwithstanding anything in this Section 7.3 or Section 7.5 to the contrary, at any time prior to the receipt of WTW Shareholder Approval, the WTW Board of Directors may make a WTW Change of Recommendation (i) in response to a WTW Intervening Event, or (ii) following receipt of a bona fide, unsolicited, written WTW Competing Proposal, which the WTW Board of Directors determines in good faith after consultation with WTW’s outside legal and financial advisors is a WTW Superior Proposal, if and only if, (x) in the case of clause (ii), such WTW Competing Proposal was received after the date hereof and did not result from a breach in any material respect of the provisions of this Section 7.3 and (y) in the case of clauses (i) and (ii), the WTW Board of Directors has determined in good faith after consultation with WTW’s outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the WTW Board of Directors under applicable Law and WTW complies with Section 7.3(e).

(e) Prior to WTW taking any action permitted (i) under Section 7.3(d)(i), WTW shall provide Aon with three (3) business days’ prior written notice advising Aon it intends to effect a WTW Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable WTW Intervening

Event), and during such three (3) business day period, WTW shall consider and negotiate in good faith any proposal by Aon to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a WTW Change of Recommendation or (ii) under Section 7.3(d)(ii), WTW shall provide Aon with three (3) business days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable WTW Competing Proposal shall require a new notice and an additional two (2) business day period) advising Aon that WTW Board of Directors intends to take such action and specifying the material terms and conditions of WTW Competing Proposal, and during such three (3) business day period (or subsequent two (2) business day period), WTW shall consider and negotiate in good faith any proposal by Aon to amend the terms and conditions of this Agreement such that such WTW Competing Proposal would no longer constitute a WTW Superior Proposal.

(f) Nothing contained in this Agreement shall prohibit WTW or WTW Board of Directors from (i) making a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) disclosing to WTW’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (iii) making any disclosure to its stockholders if WTW Board of Directors has reasonably determined in good faith after consultation with WTW’s outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the WTW Board of Directors under applicable Law; provided that this Section 7.3(f) shall not permit WTW Board of Directors to make a WTW Change of Recommendation except to the extent permitted by Section 7.3(d) or Section 7.3(e).

(g) No WTW Change of Recommendation shall relieve WTW from its obligations to submit the approval and adoption of this Agreement to a vote of its stockholders at the WTW EGM.

(h) References in this Section 7.3 to the “WTW Board of Directors” shall mean the WTW Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 7.4 Solicitation by Aon.

(a) Subject to any actions which Aon is required to take so as to comply with the requirements of the Takeover Rules, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, Aon agrees that it shall not (and shall not permit any Aon Subsidiary to), and that it shall cause its directors, officers and employees not to, and that it shall direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to an Aon Competing Proposal, (ii) enter into or participate in any negotiations regarding, or furnish to any Person any nonpublic information relating to Aon or any Aon Subsidiary or afford access to the business, properties, assets, books or records of Aon or any of the Aon Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any third party that would reasonably be expected to seek to make, or has made, an Aon Competing Proposal, (iii) engage in discussions with any Person with respect to any Aon Competing Proposal, (iv) except if the Aon Board of Directors determines in good faith (after consultation with Aon’s outside legal advisors) that such action or inaction would be inconsistent with the directors’ fiduciary duties under applicable Law, waive, terminate, modify or release any Person (other than WTW and its Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, (v) approve or recommend, or propose publicly to approve or recommend, any Aon Competing Proposal, (vi) withdraw, change, amend, modify or qualify, or otherwise propose publicly to withdraw, change, amend, modify or qualify, in a manner adverse to WTW, the Aon Board Recommendation, (vii) enter into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Aon Competing Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(b)), or (viii) resolve or agree to do any of the foregoing (any act described in clauses (v) and (vi) above, a “Aon Change of Recommendation”). Aon shall immediately cease, and cause its directors, officers and employees to immediately cease, and shall direct and use its reasonable best efforts to cause its other Representatives to immediately cease, any and all existing discussions or negotiations with any parties (or provision of any nonpublic information to any parties) conducted heretofore with respect to any Aon Competing Proposal or potential Aon Competing Proposal. Aon shall promptly inform its Representatives of Aon’s obligations under this Section 7.4. For purposes of this Section 7.4, the term “Person” means any Person or “group,” as used in Section 13(d) of the Exchange Act, other than with respect to Aon, WTW or any WTW Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, Aon and its Representatives may in any event inform a Person that has made or, to the knowledge of Aon, is considering making an Aon Competing Proposal of the provisions of this Section 7.4. Aon will promptly (and in each case within 72 hours from the date of this Agreement) request from each Person (and such Person’s Representatives) that has executed a confidentiality agreement during the last eighteen months in connection with its consideration of making an Aon Competing Proposal to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information concerning Aon or any of its Subsidiaries and shall promptly (and in each case within 72 hours from the date of this Agreement) terminate all physical and electronic data access previously granted to each such Person.

(b) Notwithstanding the limitations set forth in Section 7.4(a), (X) if Aon receives, prior to the Aon Shareholder Approval being obtained, a bona fide, unsolicited, written Aon Competing Proposal, which has not resulted from a material breach of this Section 7.4, which the Aon Board of Directors determines in good faith after consultation with Aon’s outside legal and financial advisors (i) constitutes an Aon Superior Proposal or (ii) would reasonably be expected to result, after the taking of any of the actions referred to in either of clause (x) or (y) below, in an Aon Superior Proposal, or (Y) if required by Rule 20.2 of the Takeover Rules, then, in any such event, Aon may take the following actions: (x) furnish nonpublic information to the Person making such Aon Competing Proposal, if, and only if, prior to so furnishing such information, Aon receives from such Person an executed Acceptable Confidentiality Agreement and (y) engage in discussions or negotiations with such Person with respect to an Aon Competing Proposal.

(c) Aon shall notify WTW promptly (but in no event later than twenty-four (24) hours) after receipt of any Aon Competing Proposal, any initial proposals or inquiries that would reasonably be expected to lead to an Aon Competing Proposal, or any initial inquiry or request for nonpublic information relating to Aon or any Aon Subsidiary by any Person who has made or would reasonably be expected to make any Aon Competing Proposal. Such notice shall be made orally and confirmed in writing, and shall indicate the identity of the Person making the Aon Competing Proposal, inquiry or request or with whom Aon is engaging in discussions or negotiations, and the material terms and conditions of any such proposal or offer and the nature of the information requested pursuant to such inquiry or request. In addition, Aon shall promptly (but in any event within twenty-four (24) hours) after the receipt thereof, provide to WTW copies of any written proposal, offer or draft agreement relating to an Aon Competing Proposal or potential Aon Competing Proposal which is received by Aon from any Person (or from any representatives, advisors or agents of such Person) making such Aon Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to an Aon Competing Proposal. Aon shall keep WTW reasonably informed of the status and material terms (including any material amendments or proposed amendments to such material terms) of any such Aon Competing Proposal or potential Aon Competing Proposal and keep WTW reasonably informed as to the nature of any material discussions, negotiations, or information requested of Aon, in each case, with respect to such Aon Competing Proposal or potential Aon Competing Proposal. Aon shall promptly (but in any event within twenty-four (24) hours) provide to WTW any material nonpublic information concerning Aon provided to any other Person in connection with any Aon Competing Proposal that was not previously provided to WTW and copies of all material written material received by Aon or any Aon Subsidiary from the person making a WTW Competing Proposal.

(d) Notwithstanding anything in this Section 7.4 or Section 7.5 to the contrary, at any time prior to the receipt of the Aon Shareholder Approval, the Aon Board of Directors may make an Aon Change of Recommendation (i) in response to an Aon Intervening Event, or (ii) following receipt of a bona fide, written Aon Competing Proposal, which the Aon Board of Directors determines in good faith after consultation with Aon’s outside legal and financial advisors is an Aon Superior Proposal, if and only if, (x) in the case of clause (ii), such Aon Competing Proposal was received after the date hereof and did not result from a breach in any material respect of the provisions of this Section 7.4 and (y) in the case of clauses (i) and (ii), the Aon Board of Directors has determined in good faith after consultation with Aon’s outside legal counsel that the failure to take such action would be inconsistent with the duties of the members of the Aon Board of Directors under applicable Law and Aon complies with Section 7.4(e).

(e) Prior to Aon taking any action permitted (i) under Section 7.4(d)(i), Aon shall provide WTW with three (3) business days’ prior written notice advising WTW it intends to effect an Aon Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including the material facts and circumstances related to the applicable Aon Intervening Event), and during such three (3) business day period, Aon shall consider and negotiate in good faith any proposal by WTW to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect an Aon Change of Recommendation or (ii) under Section 7.4(d)(ii), Aon shall provide WTW with three (3) business days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Aon Competing Proposal shall require a new notice and an additional two (2) business day period) advising WTW that the Aon Board of Directors intends to take such action and specifying the material terms and conditions of the Aon Competing Proposal, and during such three (3) business day period (or subsequent two (2) business day period), Aon shall consider and negotiate in good faith any proposal by WTW to amend the terms and conditions of this Agreement such that such Aon Competing Proposal would no longer constitute an Aon Superior Proposal. In the event Aon provides to WTW a notice contemplated by this Section 7.4(e), then, notwithstanding anything in the Confidentiality Agreement to the contrary, the term “Representatives” (as defined in the Confidentiality Agreement) shall thereafter be deemed to include financing sources of WTW.

(f) Nothing contained in this Agreement shall prohibit Aon or the Aon Board of Directors from (i) making a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange, (ii) disclosing to Aon’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (iii) making any disclosure to its shareholders if the Aon Board of Directors has reasonably determined in good faith after consultation with Aon’s outside legal counsel that the failure to do so would be inconsistent with the duties of the members of the Aon Board of Directors under applicable Law; provided that this Section 7.4(f) shall not permit the Aon Board of Directors to make an Aon Change of Recommendation except to the extent permitted by Section 7.4(d) or Section 7.4(e).

(g) No Aon Change of Recommendation shall relieve Aon from its obligations to submit the issuance of Aon Shares in connection with the Acquisition to a vote of its shareholders at the Aon EGM.

(h) References in this Section 7.4 to the “Aon Board of Directors” shall mean the Aon Board of Directors or, to the extent applicable, a duly authorized committee thereof.

Section 7.5 Preparation of the Joint Proxy Statement; Aon EGM.

(a) As promptly as reasonably practicable following the date of this Agreement, WTW and Aon shall jointly prepare and cause to be filed with the SEC mutually acceptable joint proxy materials which shall constitute (A) the Scheme Document, which shall also constitute the proxy statement relating to the matters to be submitted to the WTW Shareholders at the Court Meeting and the Aon EGM and (B) the proxy statement relating to the matters to be submitted to the Aon Shareholders at the Aon EGM (such joint proxy materials, and any amendments or supplements thereto, the “Joint Proxy Statement”) in preliminary form. Each of WTW and Aon shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Joint Proxy Statement. The Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of WTW and Aon shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement received from the SEC. Each of WTW and Aon shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement. Notwithstanding the foregoing, prior to mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of WTW and Aon shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response).

(b) If, at any time prior to the receipt of WTW Shareholder Approval or the Aon Shareholder Approval, any information relating to WTW or Aon, or any of their respective Affiliates, should be discovered by WTW or Aon which, in the reasonable judgment of WTW or Aon, should be set forth in an amendment of, or a supplement to, the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and WTW and Aon shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to WTW Shareholders and the Aon Shareholders. Nothing in this Section 7.5(b) shall limit the obligations of any Party under Section 7.5(a). For purposes of this Section 7.5, any information concerning or related to WTW, its Affiliates or the WTW EGM will be deemed to have been provided by WTW, and any information concerning or related to Aon, its Affiliates or the Aon EGM will be deemed to have been provided by Aon.

(c) As promptly as practicable following the date of this Agreement, Aon shall, in accordance with applicable Law and the Aon Organizational Documents, establish a record date for, duly call, give notice of, convene and hold the Aon EGM. Aon shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Aon Shareholders entitled to vote at the Aon EGM and to hold the Aon EGM in accordance with Section 7.5(d) and, in any event, as soon as practicable after WTW. Aon shall, through the Aon Board of Directors, recommend to its shareholders that they give the Aon Shareholder Approval, include such recommendations in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Aon Shareholder Approval, except in each case to the extent that the Aon Board of Director shall have made an Aon Change of Recommendation as permitted by Section 7.4; provided, however, that Aon may, without the consent of, but after consultation with, WTW, adjourn or postpone (or propose to adjourn or postpone) Aon EGM if (i) such adjournment is (x) necessary in order to comply with the Aon Governing Documents or applicable Law or (y) reasonably necessary to ensure that any required supplement or amendment to the Scheme Document or Joint Proxy Statement is provided to the Aon Shareholders or to permit dissemination of information which is material to the Aon Shareholders voting at the Aon EGM (but only for so long as the Aon Board of Directors determines in good faith, after having consulted with outside counsel, as is reasonably necessary or advisable to give the Aon Shareholders sufficient time to evaluate any such disclosure or information), or (ii) as of the time the Aon EGM is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Aon Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Aon EGM (but only until a meeting can be held at which there are a sufficient number of Aon Shares represented to constitute a quorum) or (B) voting for the approval of the issuance of the aggregate Scheme Consideration pursuant to the Acquisition, as applicable (but only until a meeting can be held at which there are a sufficient number of votes of Aon Shareholders to approve the issuance of the aggregate Scheme

Consideration pursuant to the Acquisition); provided, further, that, notwithstanding the foregoing, other than any adjournments or postponements required by applicable Law, no such adjournment or postponement pursuant to clause (ii) shall, without the prior written consent of WTW (such consent not to be unreasonably withheld, conditioned or delayed), be for a period exceeding 30 days and Aon may not adjourn or postpone the Aon EGM pursuant to clause (ii) more than two times. Unless this Agreement has been terminated in accordance with Section 9.1, this Agreement shall be submitted to the Aon Shareholders at the Aon EGM for the purpose of obtaining the Aon Shareholder Approval, and nothing contained herein shall be deemed to relieve Aon of such obligation. Unless the Aon Board of Directors has effected an Aon Change of Recommendation, Aon shall conduct any proxy solicitation exercise and undertake any other steps as may reasonably be requested by WTW to assist in obtaining the Aon Shareholder Approval at the Aon EGM.

(d) WTW and Aon will use their respective reasonable best efforts to hold WTW EGM and the Aon EGM on the same date and as soon as reasonably practicable after the date of this Agreement.

ARTICLE VIII.

ADDITIONAL AGREEMENTS

Section 8.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, to the extent permitted by applicable Law, each of WTW and Aon shall, and shall cause each of the WTW Subsidiaries and the Aon Subsidiaries, respectively, to, afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel, the trustees of any material funded WTW Benefit Plan or material funded Aon Benefit Plan and records (in each case, whether in physical or electronic form) and, during such period, each of WTW and Aon shall, and shall cause each of the WTW Subsidiaries and the Aon Subsidiaries, respectively, to, furnish reasonably promptly to the other Party any and all information (financial or otherwise) concerning its and its Subsidiaries’ business, properties, personnel, the trustees of any material funded WTW Benefit Plan or material funded Aon Benefit Plan as such other Party may reasonably request. Notwithstanding the foregoing, neither WTW nor Aon shall be required by this Section 8.1 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure and to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such obligation of confidentiality), (B) the disclosure of which would violate any Law or duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty, including by arrangement of appropriate clean room procedures) or (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by arrangement of appropriate clean room procedures); provided, however, that such access and information shall be disclosed or granted, as applicable, to external counsel for Aon or WTW, as applicable, to the extent reasonably required for the purpose of complying with applicable Antitrust Laws and Foreign Investment Laws subject to prior execution of a common interest or joint defense agreement in customary form. Each of WTW and Aon will use reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. No inspection by either Party or any of its respective Representatives shall affect or be deemed to modify or waive any of the representations and warranties of the other Party set forth in this Agreement.

(b) Without limiting the generality of Section 8.1(a), during the period from the date of this Agreement to the earlier of the Effective Time and the date, if any, on which the Agreement is validly terminated pursuant to and in accordance with Section 9.1, each Party agrees to, and to cause its Subsidiaries to, (i) reasonably assist and reasonably cooperate with the other Parties and their respective Subsidiaries to facilitate the post-Completion integration of WTW and the WTW Subsidiaries with Aon and the Aon Subsidiaries, and (ii) provide reasonable access to key personnel identified by an Aon or WTW to facilitate efforts with respect to the post-Completion retention of such key personnel.

(c) Each of WTW and Aon will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 8.1, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement (and the Clean Team Agreement, if applicable). Notwithstanding anything in the Confidentiality Agreement to the contrary, the term “Representatives” (as defined in the Confidentiality Agreement) shall thereafter be deemed to include financing sources of Aon.

(d) WTW shall give prompt notice to Aon, and Aon shall give prompt notice to WTW, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Acquisition or other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Acquisition or the other Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to WTW or Aon, (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against, such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates in connection with this Agreement, the Acquisition or other Transactions, (iii) in the case of Aon, of any notice or other communication received by Aon from any Person requisitioning the convening of a meeting of the holders of Aon Shares in connection with this Agreement, the Acquisition or other Transactions, (iv) in the case of WTW, of any notice or other communication received by WTW from any Person requisitioning the convening of a meeting of the holders of WTW Shares, in connection with this Agreement, the Acquisition or other Transactions and (v) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the WTW Subsidiaries or the Aon Subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a WTW Material Adverse Effect or an Aon Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 8.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the Conditions or give rise to any right to terminate under Article IX.

(e) Each of WTW and Aon may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 8.1 or Section 8.2 as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to the Clean Team Agreement and any additional confidentiality or joint defense agreement the Parties may mutually propose and enter into, will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written permission is obtained in advance from the source of the materials (WTW or Aon, as the case may be) or its legal counsel.

Section 8.2 Reasonable Best Efforts.

(a) The terms of the Acquisition at the date of publication of the Scheme Document shall be set out in the Rule 2.5 Announcement and the Scheme Document, to the extent required by applicable Law.

(b) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to achieve satisfaction of the Conditions and to consummate the Acquisition and make effective the Transactions, as soon as practicable after the date hereof, including using reasonable best efforts in (i) preparing and filing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Acquisition, Scheme, or any of the other Transactions, (ii) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities, including any required action or non-action from the applicable Governmental Entities under the Antitrust Laws, the DPA, Foreign Investment Laws, or other Laws related to the Regulatory Clearances and (iii) the contesting and defending of any Proceedings challenging this Agreement or the consummation of the Acquisition or any of the other Transactions, including (A) seeking to have any stay or temporary restraining order (or other Order) entered by any court or Governmental Entity vacated, reversed or terminated and (B) defending through litigation on the merits any claim asserted in court by any Person to avoid entry of, or to have vacated, reversed or terminated, any Order (whether temporary, preliminary or permanent) that would restrain or prevent Completion from occurring prior to the Outside Date.

In furtherance and not in limitation of the foregoing, each Party agrees to make, as promptly as reasonably practicable, (I) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, (II) a joint voluntary notice with the Committee on Foreign Investment in the United States in accordance with Section 721 of the Defense Production Act of 1950, as amended (the “DPA”), (III) any filing, notification, submission or report required pursuant to non-U.S. Antitrust Laws, (IV) appropriate filings, notifications, submissions or reports, if any are required or voluntarily submitted, pursuant to the Foreign Investment Laws and (V) appropriate filings, notifications, submissions or reports related to all other Regulatory Clearances.

(c) Each of Aon and WTW shall, in connection with the efforts referenced in Section 8.2(b), (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other Party of any communication, inquiry or investigation received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions; provided, however, that materials may be redacted or withheld (A) to remove references concerning the valuation of Aon, WTW or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements in effect as of the date hereof, and (C) as necessary to address reasonable privilege or confidentiality concerns (collectively, “Permitted Redactions”); and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, or, in connection with any Proceeding by a private party, with any other Person subject to Permitted Redactions, and to the extent permitted by the DOJ, the FTC or any other applicable Governmental Entity or other Person, give the other Party the opportunity to attend and participate in any meeting, telephone call or conference with the DOJ, the FTC or any other Governmental Entity or other Person.

(d) In furtherance and not in limitation of the covenants of the Parties contained in Section 8.2 and this Section 8.2(d), each Party shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the Transactions under any Antitrust Law or the DPA, Foreign Investment Laws, or other Laws related to the Regulatory Clearances including agreeing to any terms, conditions or modifications (including Aon, WTW or any of their respective Subsidiaries having to immediately cease operating, license, sell or otherwise dispose of any assets or businesses (including the requirement that any such assets or businesses be held separate)) (such actions, “Disposition Actions”) with respect to obtaining the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders in connection with the consummation of the Transactions; provided, however, neither WTW nor Aon shall be required to take, and neither WTW nor Aon shall take without the prior written consent of the other Party, such Disposition Actions under this Section 8.2(d) that would result in, or would be reasonably likely to result in, the sale or disposition of assets or businesses and/or the termination of any business (in any jurisdiction(s)) that directly generated more than $1,800,000,000 of the annual combined consolidated revenues of Aon and its Subsidiaries and

WTW and its Subsidiaries during the 12 month period ending as of December 31, 2019 (the “Disposition Cap”). Notwithstanding the foregoing, subject to Section 8.2(e), at the written request of Aon, WTW shall, and shall cause its Subsidiaries to, agree to take any such Disposition Actions, including any such Disposition Actions that would result in, or would be reasonably likely to result in the sale or disposition of assets or businesses and/or the termination of any business (in any jurisdiction(s)) in excess of the Disposition Cap, so long as the effectiveness of such actions are conditioned upon Completion. Nothing in this Section 8.2(d) shall require Aon, WTW or their respective Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Completion.

(e) Subject to the last sentence of this Section 8.2(e), Aon and WTW shall jointly develop, and each of the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, with respect to (i) the strategy, timing and form for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by, or execution of any remedy required by, any Governmental Entity that has authority to enforce any Antitrust Law or any Law related to any other Regulatory Clearance (including directing the timing, nature and substance of all such responses, including any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with the subject matter of this Section 8.2), and (ii) the defense and settlement of any action brought by or before any Governmental Entity that has authority to enforce any Antitrust Law; provided, however, that in the event of any disagreement between the Parties with respect to the matters described in the foregoing clause (i) or (ii), the General Counsel of Aon and the General Counsel of WTW shall seek to resolve such disagreement reasonably and in good faith; provided, that if the General Counsels of the Parties cannot resolve any such disagreement, the Chief Financial Officer of Aon and the Chief Financial Officer of WTW shall seek to resolve such disagreement reasonably and in good faith; provided, further, that if the Chief Financial Officers of the Parties cannot resolve any such disagreement, the Chief Executive Officer of Aon and the Chief Executive Officer of WTW shall seek to resolve such disagreement reasonably and in good faith; provided, further, that if the Chief Executive Officers of the Parties cannot resolve any such disagreement, the determination of the Chief Executive Officer of Aon shall prevail.

(f) Subject to Section 8.2(d), each of Aon and WTW shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties (other than Governmental Entities) necessary, proper or advisable for the consummation of the Transactions and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of the other Party, neither Party shall incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates.

(g) In the event that the latest date on which the High Court and/or the Panel would permit Completion to occur is prior to the Outside Date, the Parties shall use their respective reasonable best efforts to obtain consent of the High Court and/or the Panel, as applicable, to an extension of such latest date (but not beyond the Outside Date). If (i) the High Court and/or the Panel require the lapsing of the Scheme prior to the Outside Date, or (ii) Condition 1 fails to be satisfied, the Parties shall (unless and until this Agreement is validly terminated pursuant to and in accordance with Section 9.1) take all reasonable actions required in order to re-initiate the Scheme process as promptly as reasonably practicable (it being understood that no such lapsing described in subclause (i) or (ii) shall, in and of itself, result in a termination of, or otherwise affect any rights or obligations of any Party under, this Agreement).

(h) In furtherance and not in limitation of the foregoing, WTW shall cause each WTW Broker-Dealer to prepare and submit to FINRA a substantially complete FINRA Application as soon as reasonably practicable after the date hereof. WTW shall use its reasonable best efforts to obtain FINRA’s approval of the FINRA Applications, provide Aon and its counsel with an opportunity to review any filings related to the FINRA Applications prior to their submission and keep Aon and its counsel reasonably informed of any developments in respect of such filings. Aon shall (and shall cause its Affiliates to) timely provide to WTW all information required to complete the FINRA Applications and respond to any further FINRA requests.

(i) The Parties shall assemble all information necessary to timely and effectively notify, in accordance with all requirements under the International Traffic in Arms Regulations, the U.S. Department of State, Directorate of Defense Trade Controls (“DDTC”) of the Transaction. The Parties shall, at least sixty (60) days in advance of the Completion Date, submit or cause to be submitted to DDTC all information required by 22 C.F.R. § 122.4(b).

Section 8.3 Publicity. So long as this Agreement is in effect, neither WTW nor Aon, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement without the prior consent of the other Party, which consent shall not be unreasonably conditioned, withheld or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other public announcement with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances and to the extent permitted by applicable Law and applicable listing agreements with and listing rules of each applicable national securities exchange or trading market, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that WTW shall not be required by this Section 8.3 to provide any such review or comment to Aon in connection with the receipt and existence of a WTW Competing Proposal or a WTW Change of Recommendation and matters related thereto; provided further, however, that Aon shall not be required by this Section 8.3 to provide any such review or comment to WTW in connection with the receipt and existence of an Aon Competing Proposal or an Aon Change of Recommendation and matters related thereto; provided further that each Party and their respective Affiliates may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by Aon or WTW in compliance with this Section 8.3.

Section 8.4 Directors’ and Officers’ Insurance and Indemnification. For not less than six (6) years from and after the Effective Date, Aon agrees to indemnify and hold harmless all individuals who at or prior to the Effective Time are past or present directors, officers or employees of WTW or WTW Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Acquisition or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer, director, employee or other fiduciary of WTW or any of the WTW Subsidiaries or of any Person if such service was at the request or for the benefit of WTW or any of the WTW Subsidiaries, to the fullest extent permitted by Law or provided pursuant to WTW Governing Documents or the organizational documents of any WTW Subsidiary or any indemnification agreements, if any, in existence on the date of this Agreement. The Parties agree that all rights to elimination of liability, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in their respective certificate of incorporation or by-laws (or comparable organizational documents) or in any agreement shall survive the Acquisition and shall continue in full force and effect. For six (6) years after the Effective Time, Aon shall cause to be maintained in effect the provisions in (i) WTW Governing Documents and the organizational documents of any WTW Subsidiary and (ii) any other agreements of WTW and WTW Subsidiaries with any Indemnified Party, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Acquisition or any of the other Transactions). Aon shall cause for an aggregate period of not less than six (6) years from the Effective Date, the purchase of an insurance and indemnification policy in favor of WTW’s current directors and officers that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable that WTW’s existing policy or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that WTW shall not be required to pay an annual premium for the D&O Insurance in excess of three-hundred (300%) of the last annual premium paid prior to the date of this Agreement (it being understood that Aon shall nevertheless be obligated to provide as much coverage as may be obtained for such amount); provided further that WTW may prior to the Effective Time substitute therefor a single premium six-year tail coverage with respect to D&O Insurance with an annual cost not in excess of three-hundred (300%) of the last annual premium paid prior to the date of this Agreement. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies Aon on or prior to the sixth (6th) anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 8.4, the provisions of this Section 8.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. In the event following the Effective Time Aon or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Aon, as the case may be, shall assume the obligations set forth in this Section 8.4. The rights and obligations under this Section 8.4 shall survive consummation of the Acquisition and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The provisions of this Section 8.4 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives.

Section 8.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute (other than the Takeover Panel Act and the Takeover Rules) is or becomes applicable to the Acquisition, the Scheme or any of the other Transactions and (b) if any such Takeover Statute (other than the Takeover Panel Act and the Takeover Rules) is or becomes applicable to any of the foregoing, to take all action necessary so that the Acquisition, the Scheme and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Acquisition, the Scheme and the other Transactions.

Section 8.6 Rule 16b-3. Prior to the Effective Time, WTW and Aon shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of WTW equity securities (including derivative securities, including equity awards) and acquisitions of Aon equity securities pursuant to the Transactions by each individual who is a director or officer of WTW subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to WTW or who will become a director or officer of Aon subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Aon as of the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.7 Security Holder Litigation. Each Party shall provide the other Parties prompt notice of any litigation brought by any stockholder of that Party, as applicable, against such Party, any of its Subsidiaries and/or any of their respective directors relating to the Acquisition, this Agreement or any of the Transactions and shall keep the other party reasonably informed regarding such litigation. Unless (i) in the case of such litigation with respect to WTW, the WTW Board of Directors has made a WTW Change of Recommendation, (ii) in the case of such litigation with respect to Aon, the Aon Board of Directors has made an Aon Change of Recommendation or (iii) the Parties are adverse to each other, each Party shall give the other Party the opportunity to participate (at such other Party’s expense) in the defense or settlement of any such litigation, and no such settlement, shall be agreed to without the other Party’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed (subject to

Section 8.15), except that the other Party shall not be obligated to consent to any settlement which does not include a full release of such other Party and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon Aon or any of its Affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 8.7 and Section 7.1, Section 7.2 or Section 8.2 (other than in the case of matters related to the Required Antitrust Clearances and Required Regulatory Clearances), the provisions of this Section 8.7 shall control.

Section 8.8 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist WTW Shares from the NASDAQ and terminate its registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 8.9 Director Resignations. WTW shall use its reasonable best efforts to cause to be delivered to Aon resignations executed by each director of WTW in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 8.10 Stock Exchange Listing. Aon shall use its reasonable best efforts to cause the Aon Shares to be issued in the Acquisition to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 8.11 Dividends. Each of WTW and Aon shall coordinate with the other on the payment of dividends with respect to WTW Shares and Aon Shares, and the declaration and setting of record dates and payment dates relating thereto, in respect of any calendar quarter so that WTW Shareholders do not receive dividends on both the WTW Shares and Aon Shares received in the Acquisition in respect of the same calendar quarter or fail to receive a dividend on either WTW Shares or Aon Shares received in the Acquisition in respect of any calendar quarter; provided, that, such obligations shall not apply for any quarterly dividend not reasonably expected to be paid on or around the Completion Date.

Section 8.12 Aon Board of Directors. Aon shall take all necessary action permitted by applicable Law to ensure that, at the Effective Time, (a) four individuals from the WTW Board of Directors designated by WTW prior to Completion (including the Chief Executive Officer of WTW) shall become directors on the Aon Board of Directors (for the avoidance of doubt, until his or her successor is duly elected or appointed and qualified in accordance with applicable Law), (b) the Aon Board of Directors shall be comprised of eleven members (including the Aon CEO), (c) the Chairman of the Board of the Aon Board of Directors prior to the Effective Time shall continue to serve as the Chairman of the Board of Directors of Aon, (d) the Chief Executive Officer of WTW shall be designated to serve as Executive Chairman of Aon focused on growth and innovation, (e) the Chief Executive Officer of Aon shall continue to serve as the Chief Executive Officer, and (f) the Chief Financial Officer of Aon shall continue to serve as the Chief Financial Officer.

Section 8.13 Financing. Between the date of this Agreement and the Effective Time, each of WTW and Aon shall, and shall cause its Subsidiaries to, use reasonable best efforts, in connection with any Contract or series of related Contracts relating to Indebtedness that becomes or may become due and payable as a result of the Transactions, to the extent that the consummation of the Transactions would result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, such terms or provisions, (a)

to obtain all necessary waivers or consents for the purpose of waiving any terms or provisions of such agreements, or (b) to refinance, renew or replace the Indebtedness, in each case solely to be effective as at Completion Date, under such agreements on terms mutually agreeable to WTW and Aon; provided, that the Transactions shall not result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to any notification or consent requirement or any right of termination, cancellation or acceleration of any obligation, or to loss of a material benefit under, any agreement under which such Indebtedness is refinanced, renewed or replaced. In addition, between the date of this Agreement and the Effective Time, each of WTW and Aon shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate to develop a mutually agreed global financing structure for Aon and its Subsidiaries from and after the Effective Time, and to reasonably cooperate in connection with the arrangement of such financing.

Section 8.14 Post-Completion Merger of WTW. Subject to the terms of this Section 8.14, if at least 30 days prior to the Completion Date (or in accordance with Section 8.15(b)) (i) WTW and Aon mutually agree in writing or (ii) WTW provides written notice to Aon that it is unable to obtain the WTW Tax Opinion pursuant to Section 8.15(b) (assuming for this purpose that the written agreement described in clause (i) above has not occurred) (in either case, the “Two-Step Certification”), then Aon agrees, as promptly as reasonably practicable following Completion, to effectuate the Post-Completion Merger. WTW agrees to use commercially reasonable efforts to provide (i) Aon and its Representatives as promptly as reasonably practicable all such information about WTW or its Subsidiaries (including directors and their connected persons) as is reasonably required to prepare for or evaluate the Post-Completion Merger and (ii) all such other assistance as is reasonably required in connection with the potential Post-Completion Merger, including reasonable access to its management and providing such other assistance as may reasonably be requested. Notwithstanding the foregoing, WTW shall not be required by this Section 8.14 to provide Aon with access to or to disclose any information that is described in clause (A), (B) or (C) of Section 8.1(a). For the avoidance of doubt, the covenant contained in this Section 8.14 shall survive the Effective Time.

Section 8.15 Tax Matters.

(a) Each of Aon, WTW and each of their respective Subsidiaries shall use their respective reasonable best efforts to cause, including by taking or causing to be taken any action or omitting to take or causing the omission of any action, the Transactions including the receipt of the Scheme Consideration in exchange for the WTW Shares pursuant to the Scheme (together with the Post-Completion Merger if the Two-Step Certification is provided) or the Takeover Offer to qualify for the Intended Tax Treatment, and neither Aon, WTW, or any of their Subsidiaries shall take, agree to take, or omit to take any action if such action, agreement, or failure to act could reasonably be expected to prevent or impede the Intended Tax Treatment. For the avoidance of doubt, the covenants contained in this Section 8.15 shall survive the Effective Time.

(b) From and after the date of this Agreement, WTW and its Subsidiaries shall use commercially reasonable efforts to obtain a written opinion of Weil, Gotshal & Manges LLP (or other nationally recognized tax counsel reasonably acceptable to WTW) (“WTW Tax Counsel”), in form and substance reasonably satisfactory to WTW (the “WTW Tax Opinion”), dated as of Completion, to the effect that, on the basis of reasonably requested representations, assumptions and undertakings set forth or referred to in the WTW Tax Opinion and in the related

Tax representation letters, for U.S. federal income tax purposes, the Scheme and receipt of the Scheme Consideration in exchange for the WTW Shares pursuant to the Scheme (together with the Post-Completion Merger if the Two-Step Certification is provided) or the Takeover Offer and receipt of consideration in the Takeover Offer, should qualify for the Intended Tax Treatment. WTW Tax Counsel will be entitled to rely upon, and Aon and WTW shall each use commercially reasonable efforts to provide to WTW Tax Counsel, representation letters including reasonably requested representations, assumptions and undertakings from each of Aon and WTW, in each case, in form and substance reasonably satisfactory to WTW Tax Counsel and to Aon, dated as of the Effective Date. At least 50 days prior to the Completion Date, WTW shall provide Aon, in writing, a final form of the representation letter WTW Tax Counsel requests from Aon with respect to the WTW Tax Opinion (the “Aon Rep Letter”). At least 35 days prior to the Completion Date, Aon shall confirm in writing whether it shall issue the Aon Rep Letter to WTW Tax Counsel (the “Aon Rep Letter Confirmation”). If WTW does not receive the (i) Aon Rep Letter Confirmation at least 35 days prior to the Completion Date or (ii) following receipt of the Aon Rep Letter Confirmation, WTW does not receive the executed Aon Rep Letter prior to Completion, WTW may provide written notice to Aon that it is unable to obtain the WTW Tax Opinion.

Section 8.16 Employee and Benefit Matters.

(a) From the date of Completion through the first anniversary of the Effective Time (the “Benefits Continuation Period”), Aon shall or shall cause a Subsidiary of Aon to provide to each WTW Employee who continues in employment with Aon or a Subsidiary thereof following the Effective Time (each, a “Continuing Employee”) (i) a base salary or annual wage rate that is no less favorable than the base salary or annual wage rate provided to such Continuing Employee immediately prior to the Effective Time, (ii) a target annual (or lesser period, as applicable) cash bonus opportunity or commission opportunity (as applicable) that is no less favorable than the target annual (or lesser period, as applicable) cash bonus opportunity or commission opportunity (as applicable) provided to such WTW Employee immediately prior to the Effective Time, (iii) who is eligible to receive an annual equity compensation award (inclusive of dividend equivalent rights) as of immediately prior to the Effective Time, pursuant to ordinary course grant practices of WTW in effect as of the date hereof, to be eligible for an annual equity compensation award, and (iv) health, welfare and other employee benefits (excluding severance) that are substantially comparable in the aggregate to the health, welfare and other employee benefits (excluding severance) in effect immediately prior to the Effective Time; provided, however, for the avoidance of doubt, in no event shall this Section 8.16(a) require that any Continuing Employee be entitled to accrue benefits in a defined benefit pension plan following the Effective Time.

(b) Aon shall or shall cause a Subsidiary of Aon to provide, to each Continuing Employee who experiences a termination of employment during the Benefits Continuation Period in a manner that would entitle such Continuing Employee to severance under a WTW Benefit Plan in effect on the date hereof or permitted to be entered into under Section 7.1(ii)(c), severance benefits that are no less favorable than the severance benefits (if any) to which such Continuing Employee would have been entitled upon such a termination of employment under the applicable WTW Benefit Plan.

(c) For purposes of vesting, eligibility to participate and determining level of benefits under the employee benefit plans of Aon providing benefits to any Continuing Employees following the Closing (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the WTW or a Subsidiary of WTW and its predecessors before the Effective Time, to the same extent and for the same purpose as such Continuing Employee was entitled, before the Effective Time, to credit for such service under the corresponding WTW Benefit Plan in which such WTW Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to (i) any frozen or grandfathered plan, any defined benefit pension plan or any retiree or post-termination health or welfare benefit plan (other than such plans that were WTW Benefit Plans prior to the Effective Time under which service was credited as of the Effective Time), or (ii) to the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service. In addition, and without limiting the generality of the foregoing, to the extent permitted by the applicable New Plans on the date hereof, Aon shall cause (A) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a WTW Benefit Plan in which such Continuing Employee had already satisfied any such waiting period and participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, (1) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless and to the extent the individual was subject to such conditions under the comparable Old Plans immediately prior to entry in the New Plans, and (2) any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan (to the same extent such expenses would have been taken into account under the comparable Old Plan prior to the Closing).

(d) Aon shall or shall cause a Subsidiary of Aon to pay to eligible Continuing Employees cash bonus or commission amounts for the full year in which the Effective Time occurs unless a payment for the period through the Effective Time has already been paid, in which case Aon or a Subsidiary of Aon will pay such amount for the remainder of such year; provided that, any amounts payable in respect of the period of such year prior to the Effective Time shall be no less than the amounts accrued by WTW with respect to such cash incentive compensation; provided further, that if any WTW Employee’s employment is involuntarily terminated following the end of the performance period for the year in which the Effective Time occurs, but prior to the payment of the cash bonus or commission amounts payable for such performance period, such employee shall receive such cash bonus or commission amounts when paid to other WTW Employees.

(e) Aon hereby acknowledges that the consummation of the Transactions contemplated hereby will constitute a “change of control” of WTW (or similar phrase) within the meaning of the WTW Benefit Plans set forth in Section 5.9 of the WTW Disclosure Letter (as applicable).

(f) Aon and WTW shall cooperate in good faith in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of WTW or any Subsidiary of WTW or any employees or consultants of Aon or any subsidiary of Aon (or applicable), or any of their respective bargaining representatives, in accordance with all applicable Laws and works council or other bargaining agreements, if any.

(g) Nothing contained in this Section 8.16 or elsewhere in this Agreement (whether express or implied) shall, or shall be construed so as to, (i) create or confer any rights, remedies or claims upon any employee, consultant, director or other service provider of WTW or any of its Affiliates or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement upon any WTW Employee or any other Person, (ii) establish, amend, or modify any WTW Benefit Plan, any New Plan or any other benefit or compensation plan, program, policy, agreement, arrangement, or Contract, (iii) prohibit or limit the ability of Aon or any of its Affiliates to amend, modify or terminate any benefit or compensation plan (including without limitation any defined benefit pension plan), program, policy, agreement, arrangement, or contract at any time that is or has been assumed, established, sponsored or maintained by any of them or (iv) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the Parties

(h)

(i)

(j)

(k)

(l)

(m)

(n)

(o).

Section 8.17 No Control

Section 8.18 ; No Partnership; No Agency.

(a) Subject to Section 7.1 and Section 7.2, nothing contained in this Agreement shall give Aon or any of its Affiliates, directly or indirectly, the right to control or direct WTW or its Subsidiaries’ operations prior to the Effective Time, and nothing contained herein shall give WTW, directly or indirectly, the right to control or direct Aon’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Aon and WTW shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(b) Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, association, joint venture or other co-operative entity between any of the Parties.

(c) Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, either Party the agent of the other Party for any purpose. No Party has, pursuant to this Agreement, any authority or power to bind or to contract in the name of the other Party to this Agreement.

ARTICLE IX.

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Acquisition and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of WTW Shareholder Approval or Aon Shareholder Approval, if applicable) as follows:

(a) by mutual written consent of Aon and WTW;

(b) by either Aon, on the one hand, or WTW, on the other hand, prior to the Effective Time, if there has been a breach by WTW, on the one hand, or Aon, on the other hand, of any representation, warranty, covenant or agreement set forth in this Agreement (other than Sections 7.3 and 7.4), which breach would result in a Condition not being satisfied (and such breach is not reasonably capable of being cured prior to the Outside Date, or if curable prior to the Outside Date, has not been cured after the receipt of notice thereof by the defaulting Party from the non-defaulting Party within the earlier of (i) forty-five (45) calendar days or (ii) the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 9.1(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c) by either Aon or WTW, if the Effective Time shall not have occurred by midnight, Eastern Time, at the end of the day on March 9, 2021 (the “Initial Outside Date”); provided, that in the event that at the Outside Date, (i) all of the Conditions other than Conditions 3(ii) (EU Merger Regulation), 3(iii) (HSR waiting period), 3(iv) (Required Antitrust Clearances), 3(v) (Orders and Laws), and 3(vi) (Required Regulatory Clearances), and any Conditions that by their nature are to be satisfied or waived on the Completion Date, but subject to the satisfaction or waiver (when permissible) of such Condition), then the Outside Date shall automatically be extended up to two times, each time for a period of three months (such date, as so extended, the “Extended Outside Date”) unless the Parties mutually agree to an earlier Extended Outside Date; provided further, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party if such Party’s breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the primary cause of, or resulted in, the Effective Time not occurring on or prior to the Initial Outside Date or the Extended Outside Date;

(d) by Aon, prior to receipt of WTW Shareholder Approval, if (i) the WTW Board of Directors shall have effected a WTW Change of Recommendation or (ii) WTW shall have materially breached Section 7.3;

(e) by WTW, prior to receipt of the Aon Shareholder Approval, if (i) the Aon Board of Directors shall have effected an Aon Change of Recommendation or (ii) Aon shall have materially breached Section 7.4;

(f) by either WTW or Aon if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order or there is a Law in effect in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition (excluding the Specified Laws and Orders); provided that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party if such Party’s breach of any provision of this Agreement shall have been the primary cause of such Order or Law;

(g) by either WTW or Aon, if the Court Meeting or the WTW EGM shall have been completed and the Court Meeting Resolution or the Required WTW EGM Resolutions, as applicable, shall not have been approved by the requisite majorities;

(h) by either Aon or WTW, if the Aon Shareholder Approval shall not have been obtained at the Aon EGM or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(i) by either Aon or WTW, if the High Court shall decline or refuse to sanction the Scheme, unless both Parties agree in writing that the decision of the High Court shall be appealed (it being agreed that WTW shall make such an appeal if requested to do so in writing by Aon and the council appointed by Aon and by WTW agree that doing so is a reasonable course of action); and

(j) by WTW, if the Aon CSA and Required Assignment have not been completed by October 9, 2020 (it being agreed that such date may be extended at Aon’s written request and prior approval of WTW (such approval not to be unreasonably withheld, conditioned or delayed)).

Section 9.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Aon or WTW, other than (i) the obligations of Aon to pay the Regulatory Termination Fee and other amounts set forth in this Section 9.2 (if applicable), and (ii) the obligation of WTW or Aon (if applicable) to pay the Aon Reimbursement Payments or the WTW Reimbursement Payments (each as defined in the Expenses Reimbursement Agreement), as applicable, pursuant to the Expenses Reimbursement Agreement; provided, however, that nothing herein shall release any Party from liability (including any monetary damages or other appropriate remedy) for Willful Breach or for fraud or as provided for in the Confidentiality Agreement or Clean Team Agreement.

(b) In the event of a Specified Termination, Aon shall pay, or cause to be paid, to WTW (i) if such termination was by Aon, prior to or substantially concurrently with, and as a condition to, such termination, or (ii) if such termination was by WTW, within five (5) business days of such termination, an amount in cash equal to $1,000,000,000 (the “Regulatory Termination Fee”).

(c) “Specified Termination” means a valid termination of this Agreement:

(i) by Aon or WTW pursuant to Section 9.1(c) (Outside Date) (but only in the event that all of the Conditions have been satisfied or waived, other than the Specified Conditions); or

(ii) by WTW pursuant to Section 9.1(b) (Breach) based on a breach by Aon UK and/or Aon Ireland, as applicable, of its covenants or agreements under Section 8.2 (Reasonable Best Efforts); or

(iii) by Aon or WTW for any other reason at a time when WTW or Aon could have terminated this Agreement as described in the preceding clauses (i) - (ii).

(d) Each of the Parties acknowledges that the agreements contained in this Section 9.2 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement. If Aon fails to pay in a timely manner any amount due pursuant to Section 9.2(b), then Aon shall pay to WTW interest on any and all amounts payable pursuant to Section 9.2(b) from and including the date payment of such amount was due to but excluding the date of actual payment at the London Inter-bank Offered Rate on the date such payment was required to be made plus 2.00% (the “Interest”).

(e) The Confidentiality Agreement, the Clean Team Agreement, this Section 9.2 and Section 10.3 through Section 10.13 shall survive any such termination. For clarity, termination of this Agreement shall be without prejudice to the provisions of the Expenses Reimbursement Agreement, the Confidentiality Agreement and the Clean Team Agreement.

(f) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated by Aon and WTW receives payment of the Regulatory Termination Fee, or terminated by WTW and WTW demands and receives payment of the Regulatory Termination Fee, the payment of the Regulatory Termination Fee and Interest (if applicable), shall be the sole and exclusive remedy of WTW, its Affiliates and its Representatives against Aon and any of its Representatives and Affiliates for any loss or damage suffered as a result of the failure of the Transactions or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of Aon, its Representatives, or its Affiliates shall have any further liability or obligation relating to or arising out of this Agreement, whether in equity or at law, in contract, in tort or otherwise.

ARTICLE X.

MISCELLANEOUS

Section 10.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of WTW Shareholder Approval or Aon Shareholder Approval, as applicable, by written agreement of the Parties (by action taken by their respective boards of directors); provided, however, that after the approval and adoption of this Agreement by the WTW Shareholders or the approval of the issuance of Aon Shares in connection with the Acquisition by the Aon Shareholders, as applicable, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either WTW, on the one hand, or Aon, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of any of Aon or WTW, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Aon or WTW contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Aon or WTW, as applicable, contained herein. Any agreement on the part of an Aon or WTW to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Aon or WTW, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.3 Expenses. Except as otherwise expressly provided in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, except that Aon and WTW shall share equally (a) the Panel’s document review fees, (b) the costs associated with the filing, printing, publication and proposing of the Rule 2.5 Announcement, (c) the costs associated with the filing, printing, publication and proposing of the Scheme Document, the Joint Proxy Statement and any other materials required to be proposed to WTW Shareholders or Aon Shareholders pursuant SEC rules, the Act or the Takeover Rules, (d) the filing fees incurred in connection with notifications with any Governmental Entities under any Antitrust Laws or the DPA and (e) the costs incurred in connection with the soliciting proxies in connection with the Court Meeting and the WTW EGM.

Section 10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied or sent by email transmission (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Aon (prior to the Required Assignment), to:

Aon plc

Aon Center

200 East Randolph Street

Chicago, Il 60601

Attention: Darren Zeidel

Email: darren.zeidel@aon.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

Attention: Charles K. Ruck

Bradley C. Faris

Email: charles.ruck@lw.com

            bradley.faris@lw.com

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London EC4Y 1HS

United kingdom

Attention: Julian Long

Email: julian.long@freshfields.com

if to Aon (following the Required Assignment), to:

Aon plc

Aon Center

200 East Randolph Street

Chicago, Il 60601

Attention: Darren Zeidel

Email: darren.zeidel@aon.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

Attention: Charles K. Ruck

Bradley C. Faris

Email: charles.ruck@lw.com

            bradley.faris@lw.com

Freshfields Bruckhaus Deringer LLP

65 Fleet Street London EC4Y 1HS

United kingdom

Attention: Julian Long

Email: julian.long@freshfields.com

and if to WTW, to:

Willis Towers Watson Public Limited Company

200 Liberty Street

New York, New York 10281

Attention: Matthew Furman

E-mail: Matt.Furman@willistowerswatson.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello

                         Matthew J. Gilroy

                         Amanda Fenster

Email: michael.aiello@weil.com

           matthew.gilroy@weil.com

           amanda.fenster@weil.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

401 9th Avenue

New York, New York 10001

Attention: Joseph A. Coco

                        Todd E. Freed

Email: Joseph.Coco@skadden.com

                     Todd.Freed@skadden.com

Section 10.5 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to WTW or Aon, as applicable, than those contained in the Confidentiality Agreement (excluding any standstill provisions contained therein); provided that such confidentiality agreement shall not prohibit compliance by WTW or Aon, as applicable, with any of the provisions of Section 7.3 or 7.4 respectively.

“Acquisition” means the proposed acquisition by Aon of WTW by means of the Scheme or the Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to this Agreement (whether by way of the Scheme or the Takeover Offer) (including the issuance by Aon of the aggregate Scheme Consideration pursuant to the Scheme or the Takeover Offer), as described in the Rule 2.5 Announcement and provided for in this Agreement.

“Act” means the Irish Companies Act 2014, as amended.

“Acting in Concert” shall have the meaning given to that term in the Takeover Panel Act.

“Affiliate” means, in relation to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise and the terms “controlled” and “controlling” shall have correlative meanings).

“Antitrust Clearances” means all consents, clearances, approvals, permissions, license, variance, exemption, authorization, acknowledgement, permits, nonactions, Orders and waivers required to be obtained from, and all registrations, applications, notices and filings required to be made with or provided to, any Governmental Entity or other third party, under or in connection with any Antitrust Laws, in connection with the implementation of the Scheme and/or the Acquisition. Without limiting the generality of the foregoing, Antitrust Clearances will include, but would not be limited to, (i) the clearances related to the EC Merger Regulation, (ii) the lapse of the HSR waiting period, (iii) the Required Antitrust Clearances, and (iv) any other consents, clearances, approvals, permissions, license, variance, exemption, authorization, acknowledgement, permits, nonactions, Orders and waivers required to be obtained from, and all registrations, applications, notices and filings required to be made with or provided to, any Governmental Entity or other third party, under or in connection with any Antitrust Laws, in connection with the implementation of the Scheme and/or the Acquisition in the jurisdictions listed under Section 9.5(c) of the Aon Disclosure Letter.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Aon Board of Directors” means, prior to the consummation of the Required Assignment, the board of directors of Aon UK, and following the consummation of the Required Assignment, the board of directors of Aon Ireland.

“Aon Competing Proposal” means any bona fide, written proposal or offer made by a Person or group (other than a proposal or offer by WTW or any of the WTW Subsidiaries or any of its Concert Parties or any person Acting in Concert with Aon pursuant to Rule 2.5 of the Takeover Rules) at any time which is structured to permit such Person or group to acquire (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer, scheme of arrangement, takeover offer, or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of Aon and the Aon Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of Aon’s most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of Aon and the Aon Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of Aon, in each case other than the Acquisition.

“Aon EGM” means the extraordinary general meeting of the Aon Shareholders (and any adjournment or postponement thereof) to be convened for the purpose of seeking the Aon Shareholder Approval.

“Aon Equity Award” means any equity award granted under an Aon Equity Plan that is or may be exercised for or paid or settled in Aon Shares.

“Aon Equity Plans” means the Aon plc 2011 Incentive Plan, as amended and restated, and all sub-plans thereunder; the Aon Stock Incentive Plan, as amended and restated; and the Aon Stock Award Plan, as amended and restated through February, 2000.

“Aon ESPP” means the Aon Global Share Purchase Plan and all sub-plans thereunder.

“Aon Intervening Event” means a material Effect that (a) was not known to the Aon Board of Directors, or the material consequences of which (based on facts known to members of the Aon Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement, (b) becomes known by the Aon Board of Directors prior to the receipt of the Aon Shareholder Approval, (c) does not relate to any Aon Competing Proposal and (d) does not relate to WTW or any of its Subsidiaries.

“Aon Ireland Board of Directors” means the board of directors of Aon Ireland following the Aon CSA and the Required Assignment.

“Aon Material Adverse Effect” means any Effect that, (i) individually or in the aggregate, has, or is reasonably likely to result in, a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of Aon and the Aon Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute an Aon Material Adverse Effect or shall be taken into account when determining whether an Aon Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately impact Aon relative to other companies operating in the industry or industries in which Aon operates, (b) conditions (or changes therein) in any industry or industries in which Aon operates to the extent that such Effects do not disproportionately impact Aon relative to other companies operating in such industry or industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such Effects do not disproportionately impact Aon relative to other companies operating in the industry or industries in which Aon operates, (d) any change in GAAP or interpretation thereof to the extent that such Effects do not disproportionately impact Aon relative to other companies operating in the industry or industries in which Aon operates, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity to the extent that such Effects do not disproportionately impact Aon relative to other companies operating in the industry or industries in which Aon operates, (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, (provided, however, that the exceptions in this clause (f) shall not apply to Aon’s representations and warranties in Section 6.3(c), Section 6.9(e), or Section 6.14(b) or, to the extent related thereto, the Conditions 5(i) – (iv) of the Rule 2.5 Announcement), (g) changes in the price of Aon Shares, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Aon Material Adverse Effect” may be taken into account), (h) any failure by Aon to meet any internal or published projections, estimates or expectations of Aon’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Aon to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Aon Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, global health conditions (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus))) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent that such Effects do not disproportionately impact Aon relative to other companies operating in the industry or industries in which Aon operates, (j) the public announcement of this Agreement or the Transactions, (k) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of Aon or any Aon Subsidiaries with its employees, brokers, agents, independent contractors, vendors, clients or suppliers, (l) any action or failure to take any action that is consented to or requested by WTW in writing or (m) any reduction in the credit rating of Aon or the Aon Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “Aon Material Adverse Effect” may be taken into account) or (ii) prevents, materially impairs or materially delays Aon from performing its material obligations under this Agreement or consummation of the Transactions prior to the Outside Date.

“Aon Options” means all options to purchase Aon Shares, whether granted pursuant to the Aon Equity Plans or otherwise.

“Aon Organizational Documents” means, prior to the Required Assignment, the Articles of Association of Aon UK and, following the Required Assignment, the Memorandum and Articles of Association of Aon Ireland.

“Aon Shareholder Approval ” means the approval by holders of Aon Shares representing a majority of the votes cast at the Aon EGM in favor of the issuance of the aggregate Scheme Consideration pursuant to the Acquisition; provided that the total votes cast on such proposal represent over 50% of the Aon Shares entitled to vote on such proposal.

“Aon Subsidiaries” means the Subsidiaries of Aon (for the avoidance of doubt, following the Aon CSA, Aon UK itself shall be considered an Aon Subsidiary).

“Aon Superior Proposal” means a bona fide written proposal or offer constituting an Aon Competing Proposal (other than an Aon Competing Proposal which has resulted from a breach in any material respect of Section 7.3) (with references to 20% being deemed to be replaced with references to 50%), on terms which the Aon Board of Directors determines in good faith after consultation with Aon’s outside legal and financial advisors to be (a) more favorable to the Aon Shareholders (including from a financial point of view) than the Acquisition, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement agreed to in a binding written manner by WTW in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

“Bribery Legislation” means all and any of the following if and as they may be applicable to WTW, Aon and/or their respective Subsidiaries by their terms: the United States Foreign Corrupt Practices Act of 1977; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; Criminal Justice (corruption offices) Act 2018; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Aon or WTW operates.

“business days” means any day other than a Saturday, a Sunday or a day on which banks in Ireland or in New York, New York are authorized or required by applicable Law to be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any regulations promulgated thereunder.

“Clean Team Agreement” means that certain Clean Team Confidentiality Agreement, dated March 6, 2020, by and between Aon UK and WTW, as the same may be amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Concert Parties”, such persons as are deemed to be Acting in Concert with Aon or WTW (as applicable) pursuant to Rule 3.3 of Part A of the Takeover Rules.

“Conditions” means the conditions to the Scheme and the Acquisition set out in paragraphs 1, 2, 3, 4 and 5 of Appendix 3 of the Rule 2.5 Announcement, and “Condition” means any one of the Conditions.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of February 18, 2020 by and between Aon UK and WTW, as the same may be amended from time to time.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect; provided, however, that Contracts shall not include any WTW Benefit Plan or Aon Benefit Plan.

“Court Hearing” means the hearing by the High Court of the Petition to sanction the Scheme under Section 453 of the Act.

“Court Meeting” means the meeting or meetings of the WTW Shareholders or, if applicable, the meeting or meetings of any class or classes of WTW Shareholders (and, in each case, any adjournment or postponement thereof) convened by (i) resolution of the WTW Board of Directors or (ii) order of the High Court, in either case, pursuant to Section 450 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment).

“Court Meeting Resolution” means the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme.

“Court Order” means the order or orders of the High Court sanctioning the Scheme under Section 453 of the Act.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Effective Date” means the date on which the Scheme becomes effective in accordance with its terms or, if the Acquisition is implemented by way of a Takeover Offer, the date on which the Takeover Offer has become (or has been declared) unconditional in all respects in accordance with the provisions of the Takeover Offer Documents and the Takeover Rules.

“Effective Time” means the time on the Effective Date at which the Court Order is delivered to the Registrar of Companies or, if the Acquisition is implemented by way of a Takeover Offer, the time on the Effective Date at which the Takeover Offer becomes (or is declared) unconditional in all respects in accordance with the provisions of the Takeover Offer Documents and the Takeover Rules.

“Environmental Law” means any and all applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.

“Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are: (a) related to the environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water), and (b) based upon (i) any provision of Environmental Laws or (ii) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Governmental Entity and includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) clean-up costs and injunctive relief, including any Removal, Remedial or Response actions, and (y) compliance or remedial measures under other Environmental Laws.

“Environmental Permits” means any permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business (whether or not incorporated) that, together with, any other entity, trade or business is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Agent” means the bank or trust company appointed by Aon (and reasonably acceptable to WTW) to act as exchange agent for the payment of the Scheme Consideration.

“Expenses Reimbursement Agreement” means the expenses reimbursement agreement dated as of the date hereof between Aon and WTW, the terms of which have been submitted to the Panel.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FINRA Application” means an application pursuant to FINRA Rule 1017 seeking FINRA’s approval of the change of ownership or control of a FINRA member broker-dealer.

“Foreign Investment Laws” mean any trade regulation laws that are designed or intended to prohibit, restrict or regulate mergers and acquisitions involving foreign investors.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity.

“Governmental Entity” means (a) any national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition, and, for the avoidance of doubt, includes the Panel.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.

“High Court” means the High Court of Ireland.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and (b) any guarantee (other than customary non-recourse carve-out or “badboy” guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” means all rights, title and interest in or relating to all intellectual property protected, created or arising under the laws of the U.S. or any foreign jurisdiction, including: (a) patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, service marks, trade dress, logos, brand names, trade names and corporate names, and other source or business identifiers, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights, whether registered or unregistered, and any registrations, renewals, recordations, and applications for registration thereof, (d) trade secrets and confidential or proprietary information, including know-how, concepts, methods, processes, designs, schematics, drawings, formulae, technical data, techniques, protocols, business plans, specifications, research and development information, technology, and business plans to the extent protected as trade secrets or otherwise non-public (collectively “Trade Secrets”), (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases), and (f) domain name registrations.

“Ireland” means Ireland, excluding Northern Ireland, and the word “Irish” shall be construed accordingly.

“knowledge” will be deemed to be, as the case may be, the actual knowledge after reasonable inquiry of (a) the Persons listed in Section 9.5 of the Aon Disclosure Letter with respect to Aon, or (b) the Persons listed in Section 9.5 of the WTW Disclosure Letter with respect to WTW.

“Law” means any statute, code, rule, regulation, Order, or ordinance or other pronouncement of any Governmental Entity having the effect of law, as in effect now or hereafter, including the Takeover Panel Act and the Takeover Rules.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, covenant not to sue, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” means the NASDAQ Global Market.

“Northern Ireland” means the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity or arbitrator (in each case, whether temporary, preliminary or permanent).

“Outside Date” means the Initial Outside Date or the Extended Outside Date, as applicable

“Panel” means the Irish Takeover Panel.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“Personal Information” means any data or information relating to an identified or identifiable natural person; an “identifiable person” is one who can be identified, directly or indirectly; and shall also mean “personal information”, “personal data”, “personal health information” and “personal financial information” each as defined by applicable Laws relating to the collection, use, sharing, storage, and/or disclosure of information about an identifiable individual.

“Petition” means the petition to the High Court seeking the Court Order.

“Post-Completion Merger” means (a) the conversion of WTW into a private company limited by shares (within the meaning of Section 2 of the Act) in accordance with Part 20 of the Act and (b) following such conversion of WTW in accordance with clause (a), the merger of WTW with and into a newly-formed Irish entity that is directly and wholly-owned by Aon, which Aon shall cause to be classified, for U.S. federal income tax purposes, as an entity disregarded from its owner (including by filing an entity classification election), with such newly-formed Irish direct wholly-owned subsidiary of Aon as the surviving entity, to be implemented as a statutory merger in accordance with Chapter 3 of Part 9 of the Act or, at Aon’s sole discretion, a merger by scheme of arrangements in accordance with Chapter 1 of Part 9 of the Act.

“Proceeding” means any civil, criminal or administrative action, suit, claim, hearing, arbitration, investigation or other proceeding.

“RCRA” means the Resource Conservation and Recovery Act, as amended, and any regulations promulgated thereunder.

“Registered Aon IP” means all patents, registered trademarks, registered copyrights and pending applications for any patents, trademarks or copyrights owned or purported to be owned by Aon or any Aon Subsidiary.

“Registered WTW IP” means all patents, registered trademarks, registered copyrights and pending applications for any patents, trademarks or copyrights owned or purported to be owned by WTW or any WTW Subsidiary.

“Registrar of Companies” means the Registrar of Companies in Dublin, Ireland.

“Required WTW EGM Resolutions” has the meaning set forth in the definition of WTW EGM Resolutions.

“Regulatory Clearances” means all consents, clearances, approvals, permissions, license, variance, exemption, authorization, acknowledgement, permits, nonactions, Orders and waivers required to be obtained from, and all registrations, applications, notices and filings required to be made with or provided to, any Governmental Entity or other third party, other than under or in connection with Antitrust Laws, in connection with the implementation of the Scheme, and/or the Acquisition in connection with the implementation of the Scheme, and/or the Acquisition.

“Regulatory Information Service” means a regulatory information service as defined in the Takeover Rules.

“Removal, Remedial or Response” actions include the types of activities covered by CERCLA, RCRA, and other comparable Environmental Laws, and whether such activities are those which might be taken by a Governmental Entity or those which a Governmental Entity or any other Person might seek to require of waste generators, handlers, distributors, processors, users, storers, treaters, owners, operators, transporters, recyclers, reusers, disposers, or other Persons under “removal,” “remedial,” or other “response” actions.

“Representatives” means, when used with respect to Aon or WTW, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Aon or WTW, as applicable, and its Subsidiaries.

“Required Antitrust Clearances” means the Antitrust Clearances to be received in the jurisdictions listed under Section 9.5(d) of the Aon Disclosure Letter (and such jurisdictions, the “Required Antitrust Jurisdictions”).

“Required Regulatory Clearances” means the Regulatory Clearances of set forth on Section 9.5(e) of the Aon Disclosure Letter.

“Resolutions” means the WTW EGM Resolutions and the Court Meeting Resolution, which will be set out in the Scheme Document.

“Rule 2.5 Announcement” means the announcement to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules for the purposes of the Acquisition, in the form agreed to by or on behalf of the Parties.

“Scheme Document” means a document (or relevant sections of the Joint Proxy Statement comprising the Scheme Document) (including any amendments or supplements thereto) to be distributed to WTW Shareholders and, for information only, to WTW Equity Award Holders containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and WTW EGM, (iii) an explanatory statement as required by Section 452 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act, the Exchange Act or the Takeover Rules and (v) such other information as WTW and Aon shall agree.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Significant Subsidiary” means any Subsidiary of WTW or Aon, as applicable, that is material or constitutes a “significant subsidiary” of WTW or Aon, as applicable, within the meaning of Rule 1-02 of Regulation S-X promulgated under the Securities Act.

“Specified Conditions” means Condition 3(ii) (EU Merger Regulation), Condition 3(iii) (HSR Waiting Period), Condition 3(iv) (Required Antitrust Clearances) and Condition 3(v) (Orders and Laws) (in the case of Condition 3(v), solely to the extent the Order or Law resulting in the failure of such Condition arises under or relates to any Antitrust Law in any Required Antitrust Jurisdiction).

“Specified Laws and Orders” means (i) any Antitrust Law of any jurisdiction that is not a

Required Antitrust Jurisdiction, (ii) any Order related to any Antitrust Law other than an Antitrust Law in a Required Antitrust Jurisdiction by a Governmental Entity of competent jurisdiction in such Required Antitrust Jurisdiction, (iii) any regulatory Law of any jurisdiction that does not give rise to a Required Regulatory Clearance, and (iv) any Order related to any regulatory Law other than the applicable Laws giving rise to a Required Regulatory Clearance by a Governmental Entity of competent jurisdiction in the jurisdiction corresponding to such Required Regulatory Clearance.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Takeover Offer” means an offer in accordance with Section 3.6, for the entire issued share capital of WTW (other than any WTW Shares beneficially owned by Aon or any Aon Subsidiary (if any) and any WTW Shares held by any WTW Subsidiary) including any amendment or revision thereto pursuant to this Agreement, the full terms of which would be set out in the Takeover Offer Document or (as the case may be) any revised offer documents.

“Takeover Offer Document” means, if, following the date of this Agreement, Aon elects to implement the Acquisition by way of the Takeover Offer in accordance with Section 3.6, the document to be despatched to WTW Shareholders and others by Aon containing, among other things, the Takeover Offer, the Conditions (except as Aon determines pursuant to and in accordance with Section 3.6 not to be appropriate in the case of a Takeover Offer) and certain information about Aon and WTW and, where the context so requires, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer.

“Takeover Panel Act” means the Irish Takeover Panel Act 1997.

“Takeover Rules” means the Irish Takeover Panel Act 1997, Takeover Rules, 2013.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity or domestic or foreign taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, escheat, unclaimed property, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Willful Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act. For the avoidance of doubt, and without limiting the meaning of Willful Breach, the Parties acknowledge and agree that any failure by any Party to consummate the Transactions after the applicable Conditions have been satisfied or waived (other than the Conditions that by their nature are to be satisfied or waived on the Completion Date) shall constitute a Willful Breach of this Agreement.

“WTW Broker-Dealer” means each of Willis Securities, Inc., d/b/a Willis Re Securities, Westport Financial Services Inc., and Willis Towers Watson Securities Europe Limited.

“WTW Competing Proposal” means any bona fide, written proposal or offer made by a Person or group (other than a proposal or offer by Aon or any of the Aon Subsidiaries or any of its Concert Parties or any person Acting in Concert with Aon pursuant to Rule 2.5 of the Takeover Rules) at any time which is structured to permit such Person or group to acquire (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer, scheme of arrangement, takeover offer, or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions) ownership of (i) assets or businesses of WTW and WTW Subsidiaries that generate at least twenty percent (20%) or more of the net revenues or net income (for the 12-month period ending on the last day of WTW’s most recently completed fiscal quarter) or that represent at least twenty percent (20%) of the total assets (based on fair market value) of WTW and WTW Subsidiaries taken as a whole or (ii) at least twenty percent (20%) of any class of capital stock, other equity securities or voting power of WTW, in each case other than the Acquisition.

“WTW EGM” means the extraordinary general meeting of the WTW Shareholders (and any adjournment or postponement thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded (it being understood that if the Court Meeting is adjourned or postponed, the WTW EGM shall be correspondingly adjourned or postponed).

“WTW EGM Resolutions” means, collectively, the following resolutions to be proposed at the WTW EGM: (i) an ordinary resolution to approve the Scheme and to authorize the WTW Board of Directors to take all such action as it considers necessary or appropriate to implement the Scheme; (ii) a special resolution amending the WTW Memorandum and Articles of Association in accordance with Section 4.6 of this Agreement (the resolutions described in the foregoing clauses (i) through (ii), the “Required WTW EGM Resolutions”); (iii) an ordinary resolution to approve any motion by the Chairperson of the WTW Board of Directors to adjourn or postpone the WTW EGM, or any adjournments or postponements thereof, to another time and place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the WTW EGM to approve the Scheme or any of the Required WTW EGM Resolutions to be approved; and (iv) any other resolutions as WTW reasonably determines to be necessary or desirable for the purposes of implementing the Acquisition as have been approved by Aon (such approval not to be unreasonably withheld, conditioned or delayed).

“WTW Employee” means any employee of WTW or any Subsidiary of WTW as of immediately prior to the Effective Time.

“WTW Equity Award Holder Proposal” means the proposal of Aon to the WTW Equity Award Holders to be made in accordance with Rule 15 of the Takeover Rules and the terms of the WTW Equity Plans.

“WTW Equity Award Holders” means the holders of WTW Equity Awards.

“WTW Equity Awards” means the WTW Options, the WTW RSU Awards, the WTW PSU Awards, the WTW Phantom Stock Unit Awards and any other WTW equity-based awards granted under a WTW Equity Plan or otherwise.

“WTW Equity Plan” means the Willis Towers Watson Public Limited Company 2012 Equity Incentive Plan, as amended and all sub-plans thereunder; the Willis Towers Watson Public Limited Company Amended and Restated 2009 Long Term Incentive Plan, as amended; Extend Health Amended and Restated 2007 Equity Incentive Plan; Liazon Amended and Restated 2011 Equity Incentive Plan; and any other equity-based incentive plan maintained by WTW or assumed by WTW in connection with prior acquisitions, as applicable (other than the WTW ESPPs).

“WTW ESPPs” means the Willis Towers Watson Public Limited Company Amended and Restated 2010 North American Employee Stock Purchase Plan; the Rules of the Willis Towers Watson Public Limited Company Sharesave Plan 2001 for the United Kingdom, as amended; the Willis Towers Watson Public Limited Company Irish Sharesave Plan, as amended; Trust Deed and Rules of the Willis Towers Watson Public Limited Company Ireland Share Participation Scheme; Trust Deed and Rules of the Towers Watson Limited Share Incentive Plan 2005 (U.K.), as amended; the Asset Management Exchange (Ireland) Limited AMXI Share Participation Plan; and the Willis Investment UK Holdings Limited Share Incentive Plan.

“WTW Governing Documents” means WTW’s Memorandum and Articles of Association (as amended).

“WTW Intervening Event” means a material Effect that (a) was not known to the WTW Board of Directors, or the material consequences of which (based on facts known to members of the WTW Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement, (b) becomes known by WTW Board of Directors prior to the receipt of WTW Shareholder Approval, (c) does not relate to any WTW Competing Proposal and (d) does not relate to Aon or any of its Subsidiaries.

“WTW Material Adverse Effect” means any Effect that, (i) individually or in the aggregate, has or is reasonably likely to result in, a material adverse effect on the condition (financial or otherwise), properties, assets, liabilities, business or results of operations of WTW and WTW Subsidiaries, taken as a whole; provided, however, that no Effects resulting or arising from the following shall be deemed to constitute a WTW Material Adverse Effect or shall be taken into account when determining whether a WTW Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions to the extent that such Effects do not disproportionately impact WTW relative to other companies operating in the industry or industries in which WTW operates, (b) conditions (or changes therein) in any industry or industries in which WTW operates to the extent that such Effects do not disproportionately impact WTW relative to other companies operating in such industry or industries, (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, to the extent that such Effects do not disproportionately impact WTW relative to other companies operating in the industry or industries in which WTW operates, (d) any change in GAAP or interpretation thereof to the extent that such Effects do not disproportionately impact WTW relative to other companies operating in the industry or industries in which WTW operates, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity to the extent that such Effects do not disproportionately impact WTW relative to other companies operating in the industry or industries in which WTW operates, (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement, (provided, however, that the exceptions in this clause (f) shall not apply to WTW’s representations and warranties in Section 5.3(c), Section 5.9(e), or Section 5.14(b) or, to the extent related thereto, the Conditions 4(i) – (iii) of the Rule 2.5 Announcement), (g) changes in the price of WTW Shares, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of a “WTW Material Adverse Effect” may be taken into account), (h) any failure by WTW to meet any internal or published projections, estimates or expectations of WTW’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by WTW to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “WTW Material Adverse Effect” may be taken into account), (i) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, global health conditions (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)), or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent that such Effects do not disproportionately impact WTW relative to other companies operating in the industry or industries in which WTW operates, (j) the public announcement of this Agreement or the Transactions, (k) the departure or threatened departure of, or adverse change or threatened adverse change in, the relationship of WTW or any of the WTW Subsidiaries with its employees, brokers, agents, independent contractors, vendors, clients or suppliers, (l) any action or failure to take any action that is consented to or requested by Aon in writing or (m) any reduction in the credit rating of WTW or WTW Subsidiaries, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of a “WTW Material Adverse Effect” may be taken into account) or (ii) prevents, materially impairs or materially delays WTW from performing its material obligations under this Agreement or consummation of the Transactions prior to the Outside Date.

“WTW Options” means all options to purchase WTW Shares, whether granted pursuant to the WTW Equity Plans or otherwise.

“WTW PSU Awards” means all restricted share units payable in WTW Shares or whose value is determined with reference to the value of WTW Shares whether granted pursuant to the WTW Equity Plans or otherwise with performance-based vesting or delivery requirements, other than the WTW RSU Awards and the WTW Phantom Stock Unit Awards.

“WTW RSU Awards” means all restricted share units payable in WTW Shares or whose value is determined with reference to the value of WTW Shares, whether granted pursuant to the WTW Equity Plans or otherwise, other than the WTW PSU Awards and the WTW Phantom Stock Unit Awards.

“WTW Share Award” means an award denominated in WTW Shares, other than a WTW Option.

“WTW Phantom Stock Unit Awards” means all cash-settled phantom units whose value is determined with reference to the value of WTW Shares, whether granted pursuant to the WTW Equity Plans or otherwise that vest based on the performance of WTW Shares over the relevant performance period, other than the WTW PSU Awards and the WTW RSU Awards.

“WTW Shareholder Approval ” means (i) the approval of the Scheme by a number of members of each class of WTW Shareholders (including as may be directed by the High Court pursuant to Section 450(5) of the Act) representing at least (A) seventy five percent (75%) in value and (B) fifty percent (50%) in number of the WTW Shares of that class held by WTW Shareholders who are members of that class and that are present and voting either in person or by proxy, at the Court Meeting (or at any adjournment or postponement of such meeting) and (ii) the Required WTW EGM Resolutions being duly passed by the requisite majorities of WTW Shareholders at the WTW EGM (or at any adjournment or postponement of such meeting).

“WTW Subsidiaries” means the Subsidiaries of WTW.

“WTW Superior Proposal” means bona fide written proposal or offer constituting a WTW Competing Proposal (other than a WTW Competing Proposal which has resulted from a breach in any material respect of Section 7.3) (with references to 20% being deemed to be replaced with references to 50%), on terms which the WTW Board of Directors determines in good faith after consultation with WTW’s outside legal and financial advisors to be (a) more favorable to the WTW Shareholders (including from a financial point of view) than the Acquisition, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and this Agreement (including any changes to the terms of this Agreement proposed by Aon in response to such offer or otherwise)) and (b) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

Section 10.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
“Agreement”	Preamble

“Aon Benefit Plan”	Section 6.9(a)

“Aon Board of Directors”	Section 7.4(h)

“Aon Board Recommendation”	Recitals

“Aon Capitalization Date”	Section 6.2(a)

“Aon Change of Recommendation”	Section 7.4(a)

“Aon CSA”	Recitals

“Aon Data”	Section 6.15(b)

“Aon Disclosure Letter”	Article VI

“Aon Foreign Benefit Plan”	Section 6.9(g)

“Aon Ireland”	Recitals

“Aon Leased Real Property”	Section 6.16(b)

“Aon Material Contracts”	Section 6.19(a)

“Aon Owned Real Property”	Section 6.16(a)

“Aon Permits”	Section 6.7(b)

“Aon Permitted Lien”	Section 6.16(a)

“Aon Rep Letter Confirmation”	Section 8.16(b)

“Aon Rep Letter”	Section 8.16(b)

“Aon SEC Documents”	Section 6.4(a)

“Aon Shareholders”	Recitals

“Aon Shares”	Section 6.2(a)

“Aon Single Employer Plan”	Section 6.9(d)

“Aon UK Board of Directors”	Recitals

“Aon UK DB Plan”	Section 6.9(g)

“Aon UK Shares”	Section 6.2(a)

“Aon UK”	Preamble

“Aon”	Section 1.1

“Assumed Option”	Section 4.1

“Assumed Phantom Award”	Section 4.3

“Assumed RSU Award”	Section 4.2

“Benefits Continuation Period”	Section 1.1(a)

“COBRA”	Section 5.9(c)

“Completion Date”	Section 2.1(a)

“Completion”	Section 2.1(a)

“Continuing Employee”	Section 1.1(a)

“D&O Insurance”	Section 8.4

“DDTC”	Section 8.2

“Disposition Actions”	Section 8(d)

“Disposition Cap”	Section 8(d)

“DOJ”	Section 8(c)

“DPA”	Section 8(b)

“Exchange Ratio”	Section 2.1(c)(i)

“Extended Outside Date”	Section 9.1(c)

“Final Offering Period”	Section 4.5

“Fractional Entitlements”	Section 2.1(c)(i)

“FTC”	Section 8(c)

“GAAP”	Section 5.4(b)

“Indemnified Parties”	Section 8.4

“Initial Outside Date”	Section 9.1(c)

“Intended Tax Treatment”	Recitals

“Interest”	Section 9.2(d)

“Joint Proxy Statement”	Section 7.5(a)

“New Plans”	Section 1.1(c)

“OFAC”	Section 5.22(b)

“Old Plans”	Section 1.1(c)

“Parties”	Preamble

“PBGC”	Section 5.9(d)

“Permitted Redactions”	Section 8(c)

“Privacy Laws”	Section 5.15(b)

“Privacy Policies”	Section 5.15(b)

“Prohibited Party”	Section 5.22(c)

“Regulatory Termination Fee”	Section 9.2(b)

“Required Assignment”	Recitals

“Sarbanes-Oxley Act”	Section 5.5

“Scheme Consideration”	Section 2.1(c)(i)

“Scheme”	Recitals

“SDN”	Section 5.22(c)

“Specified Termination”	Section 9.2(c)

“Trade Controls”	Section 5.22(b)

“Transactions”	Recitals

“Two-Step Certification”	Section 8.14

“WARN Act”	Section 5.14(c)

“WTW Benefit Plan”	Section 5.9(a)

“WTW Board of Directors”	Recitals

“WTW Board Recommendation”	Recitals

“WTW Capitalization Date”	Section 5.2(a)

“WTW Change of Recommendation”	Section 7.3(a)

“WTW Data”	Section 5.15(b)

“WTW Disclosure Letter”	Article V

“WTW Euro Ordinary Shares”	Section 5.2(a)

“WTW Exchange Fund”	Section 2.1(d)(i)

“WTW Foreign Benefit Plan”	Section 5.9(g)

“WTW Leased Real Property”	Section 5.16(b)

“WTW Material Contracts”	Section 5.19(a)

“WTW Memorandum and Articles of Association”	Section 5.1(a)

“WTW Owned Real Property”	Section 5.16(a)

“WTW Permits”	Section 5.7(b)

“WTW Permitted Lien”	Section 5.16(a)

“WTW Preferred Stock”	Section 5.2(a)

“WTW SEC Documents”	Section 5.4(a)

“WTW Shareholders”	Section 1.2(d)

“WTW Shares”	Section 5.2(a)

“WTW Single Employer Plan”	Section 5.9(d)

“WTW Tax Counsel”	Section 8.15(b)

“WTW Tax Opinion”	Section 8.15(b)

“WTW UK DB Plan”	Section 5.9(g)

“WTW”	Preamble

Section 10.7 Interpretation. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles and Sections are to Articles and Sections of this Agreement unless otherwise specified; (iv) all schedules annexed to this Agreement or referred to in this Agreement, including the WTW Disclosure Letter and the Aon Disclosure Letter, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any schedule annexed to this Agreement, including the WTW Disclosure Letter or the Aon Disclosure Letter, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any applicable Law shall be deemed to refer to such applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any schedule annexed to this Agreement or referred to in this Agreement, including the WTW Disclosure Letter or the Aon Disclosure Letter, all such amendments, modifications or supplements (other than such amendments, modifications or supplements that are immaterial) must also be listed in the appropriate schedule; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xiii) references to “dollars” and

“$” means U.S. dollars; (xiv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) with respect to Aon, posted and made available to Aon on the WTW due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), or, with respect to WTW, posted or made available to WTW on the Aon due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), as applicable, in each case, prior to the date hereof; or (B) filed or furnished to the SEC prior to the date hereof; (xv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; (xvi) any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term, (xvii) references to times are to New York City times unless otherwise specified; and (xviii) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 10.8 Counterparts. This Agreement may be executed manually or by facsimile by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

Section 10.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including WTW Disclosure Letter and the Aon Disclosure Letter), the Expenses Reimbursement Agreement, the Rule 2.5 Announcement, the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 9.1, the Parties shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 8.4, no provision of this Agreement (including Section 9.2 and including the WTW Disclosure Letter and the Aon Disclosure Letter) is intended to confer upon any Person other than the Parties any rights or remedies hereunder; provided that nothing in this Section 10.9(b) shall limit the right of WTW or Aon to seek damages as contemplated by Section 9.2(a). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.1 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Acquisition is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Acquisition is fulfilled to the extent possible.

Section 10.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction; provided, however, that (i) the Acquisition and the Scheme and matters related thereto (including matters related to the Takeover Rules) shall, to the extent required by the Laws of Ireland, and the interpretation of the duties of the Aon Ireland Board of Directors and WTW Board of Directors shall, be governed by, and construed in accordance with, the Laws of Ireland and (ii) the interpretation of the duties of the Aon UK Board of Directors shall, be governed by, and construed in accordance with, the Laws of the United Kingdom.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding the foregoing, the Scheme and matters related to the sanction thereof shall be subject to the jurisdiction of the High Court and any appellate courts therefrom. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 10.11(b) in the manner provided for notices in Section 10.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER, AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however, the Required Assignment shall not require the prior written consent of WTW. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.14 Enforcement; Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Section 9.1, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 10.14 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 10.14 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 10.14, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

(d) Subject to Section 9.2(f), the Parties further agree that (x) by seeking the remedies provided for in this Section 10.14, a Party shall not in any respect waive its right to obtain any other form of relief that may be available to a Party under this Agreement and (y) nothing contained in this Section 10.14 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 10.14 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 10.14 or anything contained in this Section 10.14 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or pursue any other remedies to the extent available under this Agreement.

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IN WITNESS WHEREOF, Aon UK and WTW have each caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

WILLIS TOWERS WATSON PUBLIC
LIMITED COMPANY

By:	/s/ John Haley
Name:	John Haley
Title:	Chief Executive Officer

AON PLC

By:	/s/ Gregory C. Case
Name:	Gregory C. Case
Title:	Chief Executive Officer